Exhibit 2.1

Execution Version

STOCK PURCHASE AGREEMENT

by and between

TIVITY HEALTH, INC.,

KAINOS NS HOLDINGS LP

and

KNS ACQUISITION CORP.

Dated as of October 18, 2020

TABLE OF CONTENTS

Page

ARTICLE I PURCHASE AND SALE	1
1.01	Purchase and Sale of Stock1
1.02	The Closing1
1.03	Purchase Price2
1.04	Purchase Price Adjustment2
1.05	Payment of Purchase Price2
1.06	Certain Closing Deliveries2
1.07	Post-Closing Adjustment.3
1.08	Withholding5
ARTICLE II REPRESENTATIONS AND WARRANTIES OF SELLER	5
2.01	Corporate Organization.5
2.02	Capitalization.6
2.03	Corporate Authorization7
2.04	No Conflicts8
2.05	Governmental Approvals; Consents8
2.06	Financial Statements.8
2.07	No Undisclosed Liabilities9
2.08	Absence of Certain Changes or Events9
2.09	Compliance with Laws; Permits10
2.10	Litigation11
2.11	Taxes11
2.12	Employee Benefit Plans and Related Matters; ERISA.13
2.13	Material Contracts.15
2.14	Intellectual Property.19
2.15	Real Property.22
2.16	Environmental Matters23
2.17	Insurance23
2.18	Labor and Employment Matters.24
2.19	Quality and Safety of Products25
2.20	Brokers and Finders’ Fees27
2.21	Nutrition Stock Awards27
2.22	Privacy and Data Security27
2.23	Bank Accounts28
2.24	Customer and Supplier Relationships28
2.25	Personal Property; Sufficiency of Assets29
2.26	Related Party Transactions29
2.27	Product Liability; Warranty30
2.28	Inventory30
2.29	Accounts Receivable30
ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE PURCHASER GROUP	30
3.01	Corporate Organization.31

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3.02	Corporate Authorization31
3.03	No Conflicts31
3.04	Governmental Approvals32
3.05	Compliance with Laws32
3.06	Litigation32
3.07	Operations of Purchaser32
3.08	Brokers and Finders’ Fees32
3.09	Financing.32
3.10	Guaranty34
3.11	Solvency34
ARTICLE IV COVENANTS	34
4.01	Conduct of Business.34
4.02	No Solicitation by Seller.39
4.03	Pre-Closing Access to Information; Confidentiality.41
4.04	Post-Closing Access to Information; Confidentiality42
4.05	Further Actions; Regulatory Approvals; Required Actions.44
4.06	Public Announcements47
4.07	Fees, Costs and Expenses47
4.08	Indemnification, Exculpation and Insurance.47
4.09	Seller Names and Marks48
4.10	Insurance49
4.11	Termination of Affiliate Contracts; Intercompany Arrangements.50
4.12	Third Party Financing50
4.13	Transition Matters.54
4.14	Restrictive Covenants55
4.15	Employee Matters.55
4.16	Nutrition Equity and Cash Awards58
4.17	Lien and Guaranty Release Letters58
4.18	R&W Insurance Policy59
ARTICLE V CONDITIONS PRECEDENT	59
5.01	Conditions to Each Party’s Obligation to Effect the Transactions59
5.02	Conditions to Obligations of Seller59
5.03	Conditions to Obligations of the Purchaser Group60
ARTICLE VI TERMINATION, AMENDMENT AND WAIVER	61
6.01	Termination Rights; Termination Procedure.61
6.02	Effect of Termination62
6.03	Termination Fee.63
ARTICLE VII INDEMNIFICATION	66
7.01	Survival66
7.02	Indemnification.66
7.03	Limitations on Indemnification.67
7.04	Indemnification Procedures69

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ARTICLE VIII TAX MATTERS	70
8.01	Seller Tax Indemnification70
8.02	Purchaser Tax Indemnification70
8.03	Tax Returns71
8.04	Tax Contests.72
8.05	Cooperation and Exchange of Information73
8.06	Tax Sharing Agreements73
8.07	Payments, Refunds, Credits and Carrybacks.73
8.08	Elections74
8.09	Transfer Taxes75
8.10	Straddle Period75
8.11	Tax Matters Coordination and Survival75
ARTICLE IX GENERAL PROVISIONS	75
9.01	No Other Representations and Warranties75
9.02	Mutual Release76
9.03	Notice77
9.04	Severability78
9.05	Counterparts79
9.06	Entire Agreement; No Third-Party Beneficiaries.79
9.07	Governing Law79
9.08	Assignment79
9.09	Amendment80
9.10	Extension; Waiver80
9.11	Specific Enforcement80
9.12	Further Assurances81
9.13	Jurisdiction; Venue81
9.14	Waiver of Jury Trial82
9.15	Construction82
9.16	Acknowledgment and Waiver.82
9.17	Interpretation.83
9.18	Purchaser Group Affiliates; Parent85
9.19	Definitions.85

Annexes

Annex I – Nutrition Subsidiaries

Annex II – Sample Net Working Capital Calculation

Exhibits

Exhibit A – Transition Services Agreement

Exhibit B – R&W Insurance Policy

Disclosure Letters

Seller Disclosure Letter

Purchaser Disclosure Letter

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STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of October 18, 2020, is by and among Tivity Health, Inc., a Delaware corporation (“Seller”), Kainos NS Holdings LP, a Delaware limited partnership (“Parent”), and KNS Acquisition Corp., a Delaware corporation and indirect wholly owned subsidiary of Parent (“Purchaser” and, together with Parent, the “Purchaser Group”). Each of Seller, Parent and Purchaser are referred to herein as a “Party” and, collectively, as the “Parties.”

RECITALS

WHEREAS, Seller owns all of the issued and outstanding common stock, par value $0.001 per share (the “Nutrition Stock”), of Nutrisystem, Inc., a Delaware corporation (“Nutrition Topco”);

WHEREAS, Nutrition Topco directly owns all of the issued and outstanding equity interests in the entities set forth on Annex I hereto (collectively, the “Nutrition Subsidiaries” and, together with Nutrition Topco, the “Nutrition Entities”);

WHEREAS, Seller and the Nutrition Entities own and operate the Business;

WHEREAS, subject to the terms and conditions set forth in this Agreement, Seller desires to sell the Nutrition Stock to Purchaser, and Purchaser desires to purchase the Nutrition Stock from Seller; and

WHEREAS, as a condition to the effectiveness of this Agreement and as a material inducement to Seller’s willingness to enter into this Agreement, the Financing Sources (as defined below) have delivered to Parent, Purchaser and/or their Affiliates, as applicable, the Commitment Letters (as defined below), and the Equity Financing Source has delivered to Seller a guaranty, dated as of the date of this Agreement, in favor of Seller with respect to certain of Purchaser’s obligations hereunder (the “Guaranty”).

NOW, THEREFORE, in consideration of the foregoing Recitals and the representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound by this Agreement, the Parties agree as follows:

ARTICLE I
PURCHASE AND SALE

1.01Purchase and Sale of Stock

. At and effective as of the Closing, Seller shall sell, transfer, convey and deliver to Purchaser, and Purchaser shall purchase, acquire and accept from Seller, the Nutrition Stock, free and clear of all Liens thereon (except for Liens under applicable securities Laws).

1.02The Closing

. The Parties shall consummate the transactions contemplated by Section 1.01 (such consummation, the “Closing”) at the offices of Bass, Berry & Sims PLC, 150 Third Avenue South, Nashville, Tennessee 37201, at 10:00 a.m. Nashville, Tennessee time on a date that is as soon as practicable, and in any event no later than the second (2nd) Business Day, after the satisfaction or waiver of the conditions to the Closing set forth in ARTICLE V (except for those conditions to the Closing that by their nature are to be satisfied at the Closing and subject to the satisfaction or waiver of such conditions) unless another time, date or place is mutually agreed to in writing by the Parties; provided that in no event shall the Purchaser Group be required to effect the Closing prior to December 18, 2020, unless Purchaser agrees in writing. For purposes of this Agreement, “Closing Date” means the date on which the Closing occurs.

1.03Purchase Price

. The aggregate purchase price for the Nutrition Stock (the “Purchase Price”), which is payable as set forth in this Agreement, is an amount in cash equal to $575,000,000, subject to adjustment pursuant to Section 1.04 (“Closing Payment”) and subject to post-Closing adjustment pursuant to Section 1.07.

1.04Purchase Price Adjustment

. No later than two (2) Business Days prior to the Closing Date, Seller shall deliver to Purchaser (a) Seller’s good-faith estimate of the consolidated balance sheet of the Nutrition Entities as of 11:59 p.m. Nashville, Tennessee time on the day immediately prior to the Closing Date (the “Estimated Closing Balance Sheet”), prepared in accordance with the Accounting Principles, and (b) a written statement (the “Estimated Closing Statement”) setting forth Seller’s good-faith estimate in reasonable detail of each of the Cash Amount (the “Estimated Cash Amount”) and the Indebtedness Amount (the “Estimated Indebtedness Amount”), in each case, as of 11:59 p.m. Nashville, Tennessee time on the day immediately prior to the Closing Date and calculated in accordance with this Agreement. At the Closing, the Closing Payment shall be (i)(A) increased dollar for dollar to the extent the Estimated Cash Amount is greater than $0 or (B) decreased dollar for dollar to the extent the Estimated Cash Amount is less than $0, and (ii) decreased dollar for dollar to the extent the Estimated Indebtedness Amount is greater than $0. Seller shall provide Purchaser and its Representatives with reasonable access to reasonable supporting documentation and personnel as it or its Representatives may reasonably request in connection with their review of the Estimated Closing Statement.

1.05Payment of Purchase Price

. At the Closing, Purchaser shall deliver to Seller the Closing Payment by wire transfer of immediately available funds to the account or accounts specified in writing by Seller to Purchaser.

1.06Certain Closing Deliveries

.

(a)At the Closing, Seller shall deliver the following to the Purchaser Group:

(i)the transition services agreement in substantially the form attached hereto as Exhibit A (the “Transition Services Agreement”), duly executed by Seller;

(ii)certificates evidencing the Nutrition Stock, duly endorsed in blank (or with stock powers in form and substance reasonably satisfactory to Parent, acting in good faith, duly executed by Seller), free and clear of all Liens (except for Liens under applicable securities Laws);

(iii)a properly completed and executed IRS Form W-9, establishing that Seller is not a disregarded entity and not a “foreign person” as defined in Section 1445 of the Code;

(iv)the certificate required to be delivered pursuant to Section 5.03(d);

(v)resignations effective as of the Closing Date of each of the directors and officers of the Nutrition Entities that Purchaser has requested to resign as of the Closing Date, duly executed by such individuals;

(vi)the certificate of incorporation (or similar organizational documents) of Seller, Nutrition Topco and each Nutrition Subsidiary (certified by the Secretary of State of the applicable jurisdiction of incorporation or formation) and a certificate of good standing from the applicable jurisdiction of incorporation, each dated within ten Business Days prior to the Closing Date;

(vii)a copy of the Amended and Restated Global Intercompany Note, dated as of the Closing Date, duly executed by certain of Seller’s Subsidiaries, in substantially the form set forth in Section 1.06(a)(vii) of the Seller Disclosure Letter;

(viii)a certificate of the Secretary of Seller certifying, as complete and accurate as of the Closing, attached copies of the bylaws of Seller, certifying and attaching all requisite resolutions or actions of the Seller Board approving the execution, delivery and performance of this Agreement and the consummation of the Transactions; and

(ix)the documentation described in Section 4.17.

(b)At the Closing, the Purchaser Group shall deliver the following to Seller:

(i)the Transition Services Agreement, duly executed by Purchaser;

(ii)the certificate required to be delivered pursuant to Section 5.02(c);

(iii)the certificates of limited partnership/incorporation of Parent and Purchaser, certified by the Secretary of State of the applicable jurisdiction of Parent’s and Purchaser’s formation or incorporation, and a certificate of good standing of Parent and Purchaser in such jurisdictions, each dated within ten Business Days prior to the Closing Date; and

(iv)certificates of the Secretaries of Parent and Purchaser certifying and attaching all requisite resolutions or actions of Parent’s and Purchaser’s general partner and board of directors, respectively, approving the execution, delivery and performance of this Agreement and the consummation of the Transactions.

1.07Post-Closing Adjustment.

(a)No later than ninety (90) days following the Closing, Purchaser shall deliver to Seller (i) a consolidated balance sheet of the Nutrition Entities as of 11:59 p.m. Nashville, Tennessee time on the day immediately prior to the Closing Date (the “Closing Balance Sheet”), prepared in accordance with the Accounting Principles, and (ii) a written statement (the “Closing Statement”), together with all reasonable supporting calculations, and any supporting information reasonably requested by Seller, setting forth the Cash Amount, the Indebtedness Amount, and the Net Working Capital Amount, in each case, as of 11:59 p.m. Nashville, Tennessee time on the day immediately prior to the Closing Date and calculated in accordance with this Agreement.

(b)No later than thirty (30) days following delivery by Purchaser of the Closing Statement, Seller shall notify Purchaser in writing whether it accepts or disputes the accuracy of the Closing Statement. If Seller accepts the Closing Statement or fails to notify Purchaser of any dispute with respect thereto, then the calculation of the Cash Amount, the Indebtedness Amount, and the Net Working Capital Amount shall be deemed final and conclusive and binding upon all Parties in all respects. If Seller disputes the accuracy of the Closing Statement or any component thereof, Seller shall provide written notice to Purchaser no later than thirty (30) days following the delivery by Purchaser to Seller of the Closing Statement (the “Dispute Notice”), setting forth in reasonable detail those items that Seller disputes. During the thirty (30) day period following delivery of a Dispute Notice, the Parties shall negotiate in good faith with a view to resolving their disagreements. If the Parties fail to resolve their differences over the disputed items within such thirty (30) day period, then Purchaser and Seller shall forthwith jointly refer those items in the Dispute Notice that remain in dispute to the Accounting Arbitrator and require that the Accounting Arbitrator render its written decision with respect to the disputed items no later than the later of (x) thirty (30) days from the date of referral and (y) ten (10) Business Days from the final submission of information by Purchaser and Seller. In resolving any item that remains in dispute, the Parties shall require that the Accounting Arbitrator not assign a value to any such item greater than the maximum value or less than the minimum value for each such item claimed by Seller in the Dispute Notice or by Purchaser in the Closing Statement, as applicable. Absent manifest error, the decision of the Accounting Arbitrator shall be deemed final and binding upon the Parties, and judgment may be entered upon determination of the Accounting Arbitrator in any court having jurisdiction over the party against which such determination is to be enforced. The Accounting Arbitrator shall allocate its fees and expenses of the arbitration between Seller and Purchaser with each Party bearing the proportion of the expenses calculated as the amount, if any, awarded to the other Party by the Accounting Arbitrator divided by the aggregate contested amount.  For example, should the aggregate contested amount be $1,000 and the Accounting Arbitrator awards $600 in favor of the Seller’s position, 60% of the costs of the Accounting Arbitrator’s review would be borne by Purchaser and 40% of the costs would be borne by Seller.

(c)Each of the Parties shall reasonably cooperate with and make available to each other and their respective Representatives (excluding for the avoidance of doubt stockholders solely in capacity as such) all reasonable information, records, data and working papers, and Purchaser shall permit reasonable access to its and the Nutrition Entities’ personnel, in each case as may be reasonably required in connection with the preparation and analysis of the Closing Balance Sheet and Closing Statement and the resolution of and disputes thereunder and subject to the execution of customary confidentiality agreements.

(d)Upon final determination of the Cash Amount (the “Actual Cash Amount”), the Indebtedness Amount (the “Actual Indebtedness Amount”) and the Net Working Capital Amount (the “Actual Net Working Capital Amount”), the Purchase Price shall be (i) increased dollar for dollar to the extent the Actual Cash Amount is greater than the Estimated Cash Amount or decreased dollar for dollar to the extent the Actual Cash Amount is less than the Estimated Cash Amount; (ii) decreased dollar for dollar to the extent the Actual Indebtedness Amount is greater than the Estimated Indebtedness Amount or increased dollar for dollar to the extent the Actual Indebtedness Amount is less than the Estimated Indebtedness Amount; and (iii)(A) increased dollar for dollar to the extent that the Actual Net Working Capital Amount exceeds the Net Working Capital Target, and (B) decreased dollar for dollar to the extent that the Actual Net Working Capital

Amount is less than the Net Working Capital Target (the aggregate amount of such adjustments calculated in accordance with clauses (i) through (iii) of this Section 1.07(d), the “Adjustment Amount”). Purchaser (if the Adjustment Amount is a positive amount) or Seller (if the Adjustment Amount is a negative amount), as applicable, shall pay (or cause to be paid) the Adjustment Amount to the other Party within five (5) Business Days following the final determination of the Actual Cash Amount, Actual Indebtedness Amount and Actual Net Working Capital Amount, by wire transfer of immediately available funds to the accounts designated in writing by Purchaser or Seller, as applicable.

1.08Withholding

.  The Purchaser Group and the Nutrition Entities will be entitled to deduct and withhold from any amount payable pursuant to this Agreement such amounts as the Purchaser Group or the Nutrition Entities (or any Affiliate thereof) shall determine in good faith they are required to deduct and withhold with respect to the making of such payment under the Code or any other provision of applicable Law; provided, however, that in the event the Purchaser Group or any of its Affiliates intends to withhold (or to cause any Nutrition Entity to withhold, if applicable) any amounts under this Section 1.08, the Purchaser Group shall give Seller reasonable prior written notice of its intent to withhold, the amounts intended to be withheld and the basis in Law therefor.  To the extent that amounts are so withheld by the Purchaser Group or the Nutrition Entities, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding were made.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the disclosure letter delivered by Seller to the Purchaser Group concurrently with the execution and delivery of this Agreement (the “Seller Disclosure Letter”), Seller represents and warrants to the Purchaser Group as follows:

2.01Corporate Organization.

(a)Each of Seller and each Nutrition Entity that is incorporated or organized, as applicable, in the State of Delaware is a corporation or limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware and has the requisite corporate or limited liability company power and authority, as applicable, to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. Each Nutrition Subsidiary that is not organized in the State of Delaware is a limited liability company duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of the jurisdiction of its formation/organization, as applicable, and has the requisite limited liability company power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted, except where the failure to be in good standing would not be material to the Nutrition Entities taken as a whole. Each of Seller and each Nutrition Entity is duly licensed, qualified or otherwise authorized to do business, and, to the extent such concept is applicable, is in good standing, as a foreign corporation or limited liability company, as applicable, in each jurisdiction where the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, have a Business Material Adverse Effect.

(b)Annex 1 of this Agreement lists all of the Subsidiaries of Nutrition Topco, including the name and jurisdiction of formation/organization for each. The Nutrition Subsidiaries do not have any Subsidiaries and do not own, directly or indirectly, any capital stock or any membership, ownership, equity, profits, voting or other interest in, or control, directly or indirectly, any Person. All former Subsidiaries of Nutrition Topco which have been wound up, liquidated and dissolved were wound up, liquidated and dissolved in compliance in all material respects with all applicable Law.

(c)The copies of the Amended and Restated Certificate of Incorporation of Nutrition Topco (the “Nutrition Topco Certificate”), and the Amended and Restated Bylaws of Nutrition Topco (the “Nutrition Topco Bylaws,” and collectively with the Nutrition Topco Certificate, the “Nutrition Topco Organizational Documents”), made available to the Purchaser Group are true, complete and correct copies of such documents as in effect as of the date of this Agreement. True, complete and correct copies of the Organizational Documents of the Nutrition Subsidiaries have been made available to the Purchaser Group.

2.02Capitalization.

(a)The authorized capital stock of Nutrition Topco consists of 100 shares of capital stock, par value $0.001 per share, of which 10 shares are issued and outstanding and constitute the Nutrition Stock. Seller owns beneficially and of record all of the Nutrition Stock, free and clear of all Liens (except for Liens pursuant to the Credit Agreement or under applicable securities Laws).  At the Closing, Purchaser will acquire good and valid title to all of the Nutrition Stock, free and clear of all Liens (except for Liens under applicable securities Laws or Liens that are created by Purchaser or Parent).

(b)As of the date of this Agreement, there were not issued, reserved for issuance, authorized or outstanding any securities convertible into, exchangeable for or carrying the right to acquire equity securities of any Nutrition Entity or subscriptions, options, warrants, call rights, conversion rights, stock appreciation rights, redemption rights, repurchase rights, commitments, agreements, derivative contracts, forward sale contracts or undertakings of any kind or character (whether or not conditional) to which any Nutrition Entity was a party, or by which any Nutrition Entity was bound, obligating any Nutrition Entity to issue, deliver or sell, or cause to be issued, delivered or sold, equity securities of any Nutrition Entity or obligating any Nutrition Entity to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, derivative contract, forward sale contract or undertaking, or obligating any Nutrition Entity to make any payment based on or resulting from the value or price of any equity security of any Nutrition Entity or of any such security, option, warrant, call, right, commitment, agreement, derivative contract, forward sale contract or undertaking (the foregoing interests, collectively, “Equity Securities”).

(c)No Nutrition Entity has any outstanding contractual obligation (contingent or otherwise) to repurchase, redeem or otherwise acquire any equity interests or Equity Securities of any Nutrition Entity, to make any payments based on the market price or value of Equity Securities, or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any other entity. The Nutrition Stock is not subject to any voting trust agreement, irrevocable proxy or similar arrangement relating to the voting or disposition of the Nutrition Stock.

(d)All outstanding shares of Nutrition Stock have been duly authorized and are validly issued, fully paid and nonassessable. The offer, issuance and sale of the Nutrition Stock was made in compliance with all applicable federal and state securities Laws, and the Nutrition Stock was not issued in violation or in breach of any Contract to which Seller or Nutrition Topco is a party or subject (including, without limitation, Nutrition Topco’s Organizational Documents) or in violation of any preemptive or similar rights.

(e)There are no outstanding bonds, debentures, notes, Indebtedness or other obligations of any Nutrition Entity, the holders of which have the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the equityholders of any Nutrition Entity may vote.

(f)Nutrition Topco owns directly all of the equity interests of each of the Nutrition Subsidiaries, free and clear of all Liens (except for Liens pursuant to the Credit Agreement or under applicable securities Laws). All of such equity interests are duly authorized and validly issued, and are not subject to any preemptive rights in favor of any Person other than Nutrition Topco or the Nutrition Subsidiaries. None of the Nutrition Subsidiaries own any shares of Nutrition Stock.

(g)No demand for appraisal from any former stockholder of Nutrition Topco was received by Nutrition Topco in connection with the merger of Sweet Acquisition, Inc. with and into Nutrition Topco, which has not been revoked.

2.03Corporate Authorization

.  Seller has all requisite corporate power and authority to execute and deliver, and to perform its covenants and agreements under, this Agreement and each of the Ancillary Agreements to which Seller is a party and to consummate the Transactions. The execution, delivery and performance by Seller of this Agreement and the Ancillary Agreements to be executed by Seller, and the consummation by Seller of the Transactions, have been or will be duly and validly authorized by all necessary action on behalf of Seller, and no other corporate action, proceeding, authorization or consent on the part of Seller and its board of directors or stockholders is required in connection with the authorization, execution, delivery and performance of this Agreement and the Ancillary Agreements and the consummation of the Transactions. Seller has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Purchaser Group, this Agreement constitutes Seller’s legal, valid and binding obligation, enforceable against Seller in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies (regardless of whether such enforceability is considered in a Proceeding in equity or at law) (together, the “Bankruptcy and Equity Exception”). The Ancillary Agreements to which Seller is a party will be duly and validly executed and delivered by Seller, and, assuming the due authorization, execution and delivery thereof by the other parties thereto, will constitute Seller’s legal, valid and binding obligations, enforceable against Seller in accordance with their terms, subject to the Bankruptcy and Equity Exception.

2.04No Conflicts

.  Except as set forth on Section 2.04 of the Seller Disclosure Letter, the execution and delivery of this Agreement by Seller and the execution and delivery of each Ancillary Agreement to which Seller is or will be a party does not, and the consummation of the Transactions and the performance by Seller of its obligations hereunder and thereunder will not, (a) conflict with, violate any provision of, or result in or constitute a breach or default under the Organizational Documents of Seller or any Nutrition Entity or (b) assuming that the authorizations, consents and approvals referred to in Section 2.05 are obtained, (i) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with or without notice or lapse of time, or both, would constitute a default) under, give rise to a right of termination, cancellation or modification under, result in the acceleration of the performance of the obligations of or require the authorization, consent, notice, approval or other action by any Person under, any Nutrition Material Contract or material Permit, (ii) result in the creation of any Lien, other than any Permitted Liens or Liens created by Purchaser or Parent, upon any of the respective properties or assets of the Nutrition Entities or otherwise related to the Business, (iii) conflict with, violate or result in a breach or default under any Laws or Orders applicable to Seller, any Nutrition Entity or the Business or by which any of Seller’s or the Nutrition Entities’ respective properties or assets are bound or subject, other than, in the case of clauses (b)(i) and (b)(iii), where any such violation, conflict, loss, default, right or Lien would not be material to the Nutrition Entities taken as a whole.

2.05Governmental Approvals; Consents

.  Other than (i) in connection with or in compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), (ii) any approvals, consents, filings and notifications set forth on Section 2.05 of the Seller Disclosure Letter, and (iii) such other authorizations, consents, Orders, licenses, Permits, approvals, registrations, declarations and notice filings, the failure of which to be obtained would not be material to the Nutrition Entities taken as a whole or prevent or materially impede, interfere with, hinder or delay the consummation of the Transactions, no authorization, consent, Order, license, Permit, waiver or approval of, or exemption by or registration, declaration, notice or filing with, any Governmental Authority is required to be obtained or made by Seller or any Nutrition Entity in connection with the execution, delivery and performance by Seller of this Agreement or any Ancillary Agreement or Seller’s consummation of the Transactions.

2.06Financial Statements.

(a)Section 2.06(a) of the Seller Disclosure Letter sets forth true, correct and complete copies of (i) the unaudited consolidated balance sheet of the Business as of August 31, 2020 (the “Latest Balance Sheet” and such date, the “Latest Balance Sheet Date”), and the related unaudited consolidated statement of operations for the eight-month period ended August 31, 2020 and the unaudited consolidated statement of cash flows for the six-month period ended June 30, 2020, and (ii) the unaudited consolidated balance sheet of the Business as of December 31, 2019 and the related unaudited consolidated statements of operations and cash flows for the period between March 8, 2019 and December 31, 2019 (all such financial statements in this clause (ii), the “Annual Financial Statements” and, collectively with the financial statements in (i), the “Financial Statements”). The Financial Statements have been prepared based upon the information contained in the respective books and records of the Nutrition Entities and have been prepared in accordance with GAAP applied on a consistent basis and fairly present, in all material respects, the consolidated financial position of the Business as at the respective dates thereof and the consolidated results of operations of the Business for the respective periods covered thereby, except for allocations of certain corporate overhead expenses and other items that would have been reflected in stand-alone financial statements, and subject, in the case of interim statements, to normal year-end adjustments.

(b) The respective books, records and accounts of the Nutrition Entities accurately and fairly reflect, in all material respects and in reasonable detail, the transactions in and dispositions of the assets of the Nutrition Entities, as applicable. During the periods covered by the Financial Statements, the respective accounting controls of the Nutrition Entities, as applicable, have been, and are, sufficient to provide reasonable assurances that (i) all transactions are executed in accordance with management’s general or specific authorization, and (ii) all transactions are recorded as necessary to permit to accurate and complete preparation of financial statements in accordance with GAAP, consistently applied, and to maintain proper accountability for items. To the Knowledge of Seller, there is not, and in the past five (5) years there has not been, any fraud, whether or not material, that involves or involved Nutrition Topco’s or any of the Nutrition Subsidiaries’ management or other employees who have or had a significant role in Nutrition Topco’s or any of the Nutrition Subsidiaries’, as applicable, internal controls over financial reporting. No significant deficiencies or material weaknesses in the design or operation of Seller’s (with respect to the Business), Nutrition Topco’s or any of the Nutrition Subsidiaries’ systems of internal controls over financial reporting were identified in the Nutrition Entities’ most recent assessment that would be reasonably likely to materially affect their respective abilities to record, prove, summarize and report financial information.

2.07No Undisclosed Liabilities

.  Except as set forth in Section 2.07 of the Seller Disclosure Letter, there are no liabilities or obligations of the Business of any nature, whether accrued, contingent, absolute or otherwise, in each case, that would be required by GAAP to be reflected on a consolidated balance sheet of the Business other than: (a) liabilities or obligations reflected or reserved against in the applicable Financial Statements, (b) liabilities or obligations that were incurred since the Latest Balance Sheet Date in the ordinary course of business (none of which is a liability arising from a breach of contract, breach of warranty, tort, infringement or misappropriation), (c) Transaction Expenses, (d) liabilities or obligations arising under executory Contracts to which Seller or any Nutrition Entity is a party and incurred in the ordinary course of business (other than to the extent arising from a breach of such Contracts by Seller or any Nutrition Entity), and (e) other liabilities or obligations that are not, and would not reasonably be expected to be, individually or in the aggregate, material in amount.

2.08Absence of Certain Changes or Events

.  Except expressly contemplated by this Agreement or as set forth on Section 2.08 of the Seller Disclosure Letter, since June 30, 2020 through the date hereof, (a) Seller and the Nutrition Entities have conducted the Business in the ordinary course of business, consistent with past practice, (b) there has not been any fact, event, change, circumstance, effect, development, condition or occurrence that has materially adversely affected the Nutrition Entities or the Business, taken as a whole, (c) neither Seller (with respect to the Business) nor any Nutrition Entity has taken any action or omitted to take any action which if taken or omitted to be taken after the date hereof would constitute a violation of Section 4.01(a) or Section 4.01(b) (except with respect to Section 4.01(b)(v)(5) and Section 4.01(b)(xiv)), and (d) neither Seller nor any of its Subsidiaries (with respect to the Business) has: (i) hired or otherwise entered into any employment or consulting agreement or arrangement with any employee, consultant or independent contractor, or terminated without cause any employee, consultant, independent contractor or other individual services provider, in each case, whose base compensation would exceed, on an annualized basis, $100,000, outside of the ordinary course of business consistent with past practice; or (ii) (x) waived released or assigned any of its material rights, claims or benefits with respect to any Nutrition Material Contract or (y) entered into a Nutrition Material Contract, or materially amended, materially modified or terminated any Nutrition Material Contract, relinquished, failed to renew, or amended or modified any pricing terms or any other material term of any Nutrition Material Contract, in each case in (y), outside of the ordinary course of business consistent with past practice.

2.09Compliance with Laws; Permits

.

(a)Except as set forth on Section 2.09(a) of the Seller Disclosure Letter, Seller (with respect to the Business) and each of the Nutrition Entities is not in violation of, and during the past five (5) years, has not violated, any applicable Laws or Orders, except for violations that would not be material to the Nutrition Entities taken as a whole. Each of Seller and the Nutrition Entities (as applicable) have all material governmental licenses, permits, certificates, approvals and authorizations of a Governmental Authority (“Permits”) required for the conduct of the Business and the use of the properties and assets related to the Business, as presently conducted and used, and each of such Permits is valid, subsisting and in full force and effect. Except as set forth on Section 2.09(a) of the Seller Disclosure Letter, neither Seller (with respect the Business) nor any of the Nutrition Entities has, within the past five (5) years, received any written notice alleging any violation under any applicable Law or Order. No investigations or review by any Governmental Authority with respect to the Business or any of the Nutrition Entities is pending or, to the Knowledge of Seller, threatened, nor has any Governmental Authority indicated an intention to conduct the same, in each case, which has not been resolved. To the Knowledge of Seller, no material change is required in any of Seller’s (as it relates to the Business) or the Nutrition Entities’ processes, properties or procedures in connection with any such Permits, Laws or Orders, and neither Seller nor any of the Nutrition Entities has received any notice or communication of any material non-compliance with any such Permits.

(b)Within the last five (5) years, none of the Nutrition Entities or any of their respective directors or officers or, to the Knowledge of Seller, employees, consultants, sales representatives, distributors or agents, in each case in such capacity and on behalf of the Nutrition Entities, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity, (ii) violated, directly or indirectly, any applicable anti-money laundering or anti-terrorism Law or has directly or indirectly engaged in the export, reexport or otherwise dealt in property with any Person currently targeted by any U.S. sanctions list as administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), or (iii) violated, directly or indirectly, any International Trade Law, except in each case as would not be material to the Nutrition Entities taken as a whole. There are no pending internal or governmental investigations, inquiries or proceedings regarding any offense or alleged offense under any International Trade Laws, and to the Knowledge of Seller, there are no circumstances that would reasonably be expected to give rise to any such investigation, inquiry or proceeding. Within the last five (5) years, the Nutrition Entities and each of their respective directors and officers, and to the Knowledge of Seller, employees, consultants, sales representatives, distributors, agents and business partners, in each case in such capacity and on behalf of the

Nutrition Entities, have complied at all times, and are in compliance, with all applicable U.S. and non-U.S. anti-corruption and anti-bribery Laws with respect to the Nutrition Entities, including the U.S. Foreign Corrupt Practices Act (15 U.S.C. §§ 78dd-1 et seq.), except in each case as would not be material to the Nutrition Entities taken as a whole. In this regard, within the last five (5) years, the Nutrition Entities and each of their respective directors and officers, and, to the Knowledge of Seller, employees, consultants, sales representatives, distributors, agents and business partners, in each case, in such capacity and on behalf of the Nutrition Entities, have not given, offered, agreed or promised to give, or authorized the giving, directly or indirectly, of any money or other thing of value to any Person as an inducement or reward for favorable action or forbearance from action or the exercise of influence, except in each case as would not be material to the Nutrition Entities taken as a whole.

2.10Litigation

.  Except as set forth on Section 2.10 of the Seller Disclosure Letter, there are no Proceedings pending or, to the Knowledge of Seller, threatened against or relating to Seller with respect to the Business or any Nutrition Entity (or any director, manager, officer or employee of any Nutrition Entity with respect to such Person’s capacity as such), the assets of the Business or the Transactions, or to which Seller (with respect to the Business) or any Nutrition Entity is a party, at Law or in equity, by or before any Governmental Authority, arbitration panel, arbitrator or mediator other than those that would not, individually or in the aggregate, be material to the Nutrition Entities taken as a whole or reasonably be expected to prevent or materially delay the performance by Seller of its obligations under this Agreement or result in the loss of or otherwise negatively affect any Owned Intellectual Property. There have been no Proceedings that (a) resulted in any criminal sanctions or (b) within the last five (5) years, resulted in any payments in excess of $500,000, in each case, by or against Seller (with respect to the Business) or any of the Nutrition Entities or, with respect to such Person’s capacity as such, any director, manager or officer thereof or any employee of the Business. There is no Order outstanding against Seller with respect to the Business or any Nutrition Entity that would be material to the Nutrition Entities taken as a whole.

2.11Taxes

.  Except as set forth on Section 2.11 of the Seller Disclosure Letter:

(a)With respect to each Nutrition Entity, (i) all material Tax Returns required by applicable Law have been duly filed when due (including any extensions) in accordance with all applicable Laws, and such Tax Returns are true, correct and complete in all material respects, (ii) all material Taxes (whether or not shown on any Tax Return) have been timely paid, and (iii) where the payment of Tax is not yet due or is being contested in good faith pursuant to appropriate procedures, an adequate accrual in accordance with GAAP has been established in each case for all Taxes reflected in the Financial Statements.

(b)Since the Latest Balance Sheet Date, no Nutrition Entity has (i) incurred any material amount of Taxes outside the ordinary course of business, (ii) changed a method of accounting for Tax purposes, (iii) entered into any agreement with any Governmental Authority (including a closing agreement within the meaning of Section 7121 of the Code or similar state, local or foreign Law) the primary subject of which relates to Tax matters, (iv) surrendered any right to a material Tax refund, (v) changed an accounting period with respect to Taxes, (vi) filed an amended Tax Return, (vii) changed or revoked any election with respect to Taxes, or (viii) made any Tax election inconsistent with past practices.

(c)There are no Liens on any of the assets, rights or properties of any Nutrition Entity with respect to Taxes, other than Permitted Liens.

(d)Each Nutrition Entity has withheld or collected (i) all material amounts required by Law to have been withheld from payments to its employees, agents, contractors, nonresidents, shareholders, lenders, and other Persons, and (ii) all material amounts of sales, use, ad valorem, and value added Taxes required by Law to have been collected.  Each Nutrition Entity has timely remitted all such withheld or collected Taxes to the proper Governmental Authority in accordance with applicable Law.

(e)There is no Proceeding pending or threatened in writing, against or with respect to any Nutrition Entity, or with respect to Seller to the extent involving a Tax with respect to any Nutrition Entity. Neither Seller nor any Nutrition Entity has received written notice from any Governmental Authority that a Nutrition Entity is required to pay Taxes or file Tax Returns in a jurisdiction in which such Nutrition Entity does not file Tax Returns or pay Taxes.  No Nutrition Entity has commenced a voluntary disclosure proceeding in any state or local or non-U.S. jurisdiction that has not been fully resolved or settled.

(f)No Nutrition Entity has been, in the past five (5) years, a party to a transaction reported or intended to qualify as a reorganization under Section 368 of the Code. Neither Seller nor any Nutrition Entity has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to be governed by Section 355 of the Code in the two (2) years prior to the date of this Agreement or that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the Transactions.

(g)No Nutrition Entity has ever been a member of any Affiliated Group (other than a Seller Affiliated Group or an Affiliated Group the common parent of which is a Nutrition Entity).

(h)No Nutrition Entity is liable for Taxes of any Person (other than Seller and any of the Nutrition Entities) as a result of (i) successor liability, transferee liability, joint or several liability (including pursuant to Treasury Regulation Section 1.1502-6 or any similar provision of state, local or non-U.S. Law as a result of being a member of an Affiliated Group that includes such Person as a member) or otherwise, or (ii) being a party to a Tax sharing or Tax allocation agreement, other than (A) such agreements with customers, vendors, lessors or the like entered into in the ordinary course of business and other customary Tax indemnifications contained in credit or other commercial agreements the primary purpose of which agreements does not relate to Taxes, or (B) agreements exclusively between or among the Nutrition Entities.

(i)No Nutrition Entity has a request for a private letter ruling, a request for administrative relief, a request for technical advice, a request for a change of any method of accounting, or any other request pending with any Governmental Authority that relates to the Taxes or Tax Returns of the Nutrition Entities.  No power of attorney granted by any Nutrition Entity with respect to any Taxes is currently in force.  No Nutrition Entity has executed or filed with any Governmental Authority any agreement or other document extending or having the effect of extending the statute of limitations for assessment, collection or other imposition of any Tax.

(j)No Nutrition Entity has participated in a “listed transaction” as defined in Treasury Regulation Section 1.6011-4(b)(2).

(k)No Nutrition Entity is subject to a Tax holiday or Tax incentive or grant in any jurisdiction.

(l)No Nutrition Entity is required to include an item of income, or exclude an item of deduction, for any period after the Closing Date as a result of (i) an installment sale transaction occurring on or before the Closing governed by Section 453 of the Code (or any similar provision of state, local or non-U.S. Law); (ii) a transaction occurring on or before the Closing reported as an open transaction for U.S. federal income Tax purposes (or any similar doctrine under state, local, or non-U.S. Law); (iii) any prepaid amounts received or paid on or prior to the Closing Date; (iv) a change in method of accounting with respect to a Pre-Closing Tax Period (or an impermissible method used in a Pre-Closing Tax Period); (v) an agreement entered into with any Governmental Authority (including a “closing agreement” under Section 7121 of the Code or any “gain recognition agreements” entered into under Section 367 of the Code) on or prior to the Closing Date or deferred revenue realized on or prior to the Closing Date (other than any deferred revenue included in the Actual Indebtedness Amount, as finally determined); or (vi) an election pursuant to Section 965(h) of the Code.  No Nutrition Entity currently uses the cash method of accounting for income Tax purposes.  No Nutrition Entity has any “long-term contracts” that are subject to a method of accounting provided for in Section 460 of the Code or has deferred any income pursuant to IRS Revenue Procedure 2004-34, Section 451(c) of the Code, or any corresponding or similar provisions of Law.

(m)No Nutrition Entity owns an interest in (i) any entity, plan or arrangement that is treated for income Tax purposes as a partnership, (ii) a “controlled foreign corporation” within the meaning of Section 957 of the Code, or (iii) a “passive foreign investment corporation” within the meaning of Section 1297 of the Code.

(n)The Nutrition Entities are, and have at all times been, in compliance with the provisions of Sections 6011, 6111, and 6112 of the Code that relate to the disclosure, registration, list maintenance and record keeping requirements regarding Tax shelters.

(o)No Nutrition Entity has an “excess loss account” for federal or state income Tax purposes with respect to stock owned in any Subsidiary of such Nutrition Entity.

(p)No material property or obligation of any Nutrition Entity is currently escheatable to any Governmental Authority under any applicable escheatment or similar Law, and the Nutrition Entities have made all filings required under applicable Law in respect thereof.

(q)No elections have been made (or are pending), and no actions have been taken (or are pending) by any Nutrition Entity pursuant to Sections 2301-2308 of the CARES Act, Sections 7001-7005 of the Families First Act, or IRS Notice 2020-65.

2.12Employee Benefit Plans and Related Matters; ERISA.

(a)Section 2.12(a) of the Seller Disclosure Letter sets forth as of the date of this Agreement a list of Nutrition Benefit Plans, including all Nutrition Benefit Plans subject to the

Employee Retirement Income Security Act of 1974, as amended (“ERISA”). With respect to each Nutrition Benefit Plan, Seller has made available to the Purchaser Group a true and complete copy of such written Nutrition Benefit Plan or, if no written plan document exists, a summary of the terms of such Nutrition Benefit Plan, and, to the extent applicable, (i) all trust agreements, insurance contracts or other funding arrangements, (ii) the most recent actuarial and trust reports for both ERISA funding and financial statement purposes, (iii) the most recent Form 5500 with all attachments filed with the IRS or the Department of Labor, (iv) the most recent IRS determination letter (or opinion or advisory letter upon which Seller is entitled to rely), (v) all current summary plan descriptions, and (vi) all material written communications with any Governmental Authority with respect to any Nutrition Benefit Plans. “Nutrition Benefit Plans” means each employee benefit plan, scheme, program, policy, arrangement and contract (including any “employee benefit plan,” as defined in Section 3(3) of ERISA, and any bonus, commission, vacation, pension, profit sharing, retirement, health and welfare, fringe benefit, deferred compensation, stock bonus, stock purchase, restricted stock, stock option, phantom equity, or other equity-based arrangement, and any employment, termination, retention, bonus, change in control or severance agreement, plan, program, policy, arrangement or contract) under which (i) any Business Employee has any present or future right to benefits, (ii) that is maintained, sponsored or contributed to by any Nutrition Entity, or which (iii) any Nutrition Entity has any obligation to maintain, sponsor or contribute to, or under which any Nutrition Entity may have any actual or contingent liability.

(b)Each Nutrition Benefit Plan has been administered and operated in accordance with its terms and with applicable Law, in all material respects, including ERISA and the Code. All benefits, contributions and premiums required by and due under the terms of each Nutrition Benefit Plan or applicable Law have been timely paid in accordance with the terms of such Nutrition Benefit Plan and the terms of all applicable Laws. With respect to any Nutrition Benefit Plan, no event has occurred or is reasonably expected to occur that has resulted in or would subject any Nutrition Entity to a Tax under Section 4971 of the Code or the assets of the Nutrition Entities to a lien under Section 430(k) of the Code. Each Nutrition Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS, or with respect to a prototype plan, can rely on an opinion or advisory letter from the IRS to the prototype plan sponsor, to the effect that such Nutrition Benefit Plan is so qualified and that the plan and trust related thereto are exempt from federal income Taxes under Section 401(a) and Section 501(a), respectively, of the Code. Nothing has occurred that could reasonably be expected to cause the revocation of such determination letter or reliance on such opinion or advisory letter.

(c)No liability under Title IV or Section 302 of ERISA has been incurred by Seller or any ERISA Affiliate that has not been satisfied in full, and to the Knowledge of Seller, no condition exists that presents a risk or reasonably could present a risk to any Nutrition Entity of incurring any such liability. As used in this Agreement, “ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 4001(b) of ERISA with regard to a Nutrition Entity.

(d)There are no pending, or to the Knowledge of Seller, threatened actions or claims with respect to any of the Nutrition Benefit Plans by any current or former Business Employee or otherwise involving any such plan or the assets of any such plan (other than routine claims for benefits), and there are no audits or investigations pending, or to the Knowledge of

Seller, threatened audits or investigations by any Governmental Authority with respect to any Nutrition Benefit Plans.

(e)No Nutrition Benefit Plan is (i) a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA and Section 3(37) of ERISA, (ii) a “multiple employer plan” within the meaning of Sections 4063 or 4064 of ERISA or Section 413(c) of the Code, (iii) a single employer defined benefit pension plan subject to Title IV of ERISA, or (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA. Except as set forth on Section 2.12(e) of the Seller Disclosure Letter, neither Seller nor any Nutrition Entity, nor any of their respective ERISA Affiliates, has at any time during the last five (5) years contributed to or been obligated to contribute to any such type of plan. Other than as required under Section 4980B of the Code or other applicable Law, no Nutrition Benefit Plan provides benefits or coverage in the nature of health, life or disability insurance following retirement (other than death benefits when termination occurs upon death) to any current or former Business Employee.

(f)Except as set forth on Section 2.12(f) of the Seller Disclosure Letter, the consummation of the Transactions will not (i) entitle any Business Employee to severance pay, compensation, or any benefits under any Nutrition Benefit Plan, or (ii) result in any payment becoming due, accelerate the time of payment or vesting, or increase the amount of compensation due to any such Business Employee. Excluding the effect of any plan, program, agreement, or arrangement (whether or not written) between any Business Employee and any member of the Purchaser Group that is entered into (or treated as entered into) after the date of this Agreement (other than any such arrangement if, and only to the extent, the arrangement replaces other such arrangements that are in effect between such Business Employee and any member of the Seller Affiliated Group as of the date of this Agreement), neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will result in “excess parachute payments” within the meaning of Section 280G(b) of the Code (determined without regard to the exceptions provided in Section 280G(b)(5) of the Code). No Nutrition Entity or Business Employee is a party to any plan, program, agreements, or arrangement that provides for the gross-up or reimbursement of any employment or income Taxes, including Taxes imposed under Section 4999 or Section 409A of the Code.

(g)As applicable, each Nutrition Benefit Plan has been maintained and operated in documentary and operational compliance with Section 409A of the Code or an available exemption thereto, and no Nutrition Benefit Plan will result in any participant incurring income acceleration or Taxes under Section 409A of the Code.

(h)Except as set forth in Section 2.12(h) of the Seller Disclosure Letter, the Nutrition Entities have not made and, with respect to the Business, Seller has not made, and there are no facts that would give rise to, any changes to the Nutrition Benefit Plans resulting from disruptions caused by the COVID-19 pandemic, nor are any such changes currently contemplated.

2.13Material Contracts.

(a)Section 2.13(a) of the Seller Disclosure Letter, as of the date of this Agreement, sets forth a list of all Contracts to which (x) Seller is a party or by which Seller is bound, to the extent any such Contract is primarily related to the ownership or operation of the

Business or any Intellectual Property that is used or held for use in the Business, and (y) any Nutrition Entity is a party or is bound, in each case of clauses (x) and (y), that is:

(i)a Contract (other than purchase orders entered into in the ordinary course of business) relating to the supply, distribution, delivery or marketing of products or services by Seller or any Nutrition Entity (A) involving payments to Seller and the Nutrition Entities, as applicable, in excess of $1,000,000 during the twelve (12) month period ended September 30, 2020 or (B) that is reasonably expected to involve payments to Seller and the Nutrition Entities, as applicable, in excess of $1,000,000 during the twelve (12) months following the date of this Agreement, in each case of clauses (A) and (B), which is not terminable by Seller or the Nutrition Entity that is a party thereto on ninety (90) days or less notice without penalty, premium, fee or other Liability;

(ii)a Contract (other than purchase orders entered into in the ordinary course of business) pursuant to which Seller or any Nutrition Entity (A) has purchased during the twelve (12) month period ended September 30, 2020 goods or services that involved payments by Seller and the Nutrition Entities in excess of $1,000,000 during such period, or (B) that is reasonably expected to call for any payments for the purchase of goods or services by or on behalf of the Nutrition Entities in excess of $1,000,000 during the twelve (12) months following the date of this Agreement, in each case of clauses (A) and (B), which is not terminable by Seller or the Nutrition Entity that is a party thereto on ninety (90) days or less notice without penalty, premium, fee or other Liability;

(iii)a Contract that is a license, royalty or similar Contract with respect to Intellectual Property (other than generally commercially available “off-the-shelf” software programs) that involved payments by or to Seller and the Nutrition Entities in excess of $100,000 during the twelve (12) month period ended September 30, 2020;

(iv)(x) a Contract relating to the development, ownership, use, registration, or enforcement of any rights under any material Owned Intellectual Property, in excess of $100,000 during the twelve (12) month period ended September 30, 2020 (other than (A) intellectual property assignments entered into in the ordinary course with employees and contractors of any Nutrition Entity in the form provided by Seller to Purchaser Group, (B) non-exclusive licenses of Nutrition Software granted in the ordinary course to customers of any Nutrition Entity, (C) licenses of Publicly Available Software, or (D) licenses of commercially available “off-the-shelf” software that is not combined with, linked to or distributed with any Nutrition Software and that has a total replacement cost of less than $100,000) or (y) any consent to use agreements or other similar agreements relating to the use of any Trademarks;

(v)a joint venture, partnership or limited liability company agreement or other similar Contract relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company or strategic alliance, other than any such Contract solely between Seller, one the one hand, and any of the Nutrition Entities, on the other hand, or solely among the Nutrition Entities;

(vi)a mortgage, indenture, guarantee, loan, credit agreement, security agreement, note, bond or other Contract, in each case relating to Indebtedness incurred or provided by Seller (with respect to the Business) or any Nutrition Entity or constituting a Lien (other than a Permitted Lien) upon the assets or properties of the Nutrition Entities, the Nutrition Stock or the equity interests of the Nutrition Subsidiaries other than (A) accounts receivable and accounts payable in the ordinary course of business and (B) intercompany loans owed to any other Nutrition Entity, or by any Nutrition Entity to Seller;

(vii)an employment agreement with any Business Employee whose annual base compensation is at least $50,000 per year, or the form of such employment agreement and confirmation as to the categories of Business Employees who have executed such form employment agreement;

(viii)a collective bargaining agreement;

(ix)a change of control (except for award agreements described in Section 4.16) or severance agreement with any current or former Business Employee under which there are any outstanding obligations by a Nutrition Entity;

(x)any (x) individual independent contractor agreement (for the avoidance of doubt, excluding the types of agreements described under clause (y) of this Section 2.13(a)(x)) related to the Business, that involved payments by Seller and the Nutrition Entities in excess of $50,000 during the twelve (12) month period ended September 30, 2020, and (y) staffing agreement, employee leasing agreement, or agreement for temporary labor services, in each case, related to the Business, that involved payments by Seller and the Nutrition Entities in excess of $500,000 during the twelve (12) month period ended September 30, 2020;

(xi)a Contract that provides for the acquisition or disposition of any assets (other than acquisitions or dispositions of assets in the ordinary course of business) or business (whether by merger, sale of stock, sale of assets or otherwise) or capital stock or other equity interests of any Person, in each case for aggregate consideration in excess of $1,000,000 and pursuant to which the Nutrition Entities have continuing obligations as of the date of this Agreement;

(xii)a Contract (other than purchase orders entered into in the ordinary course of business) with a Material Customer;

(xiii)a Contract (other than purchase orders entered into in the ordinary course of business) with a Material Supplier;

(xiv)a Contract with a Governmental Authority;

(xv)a Contract (A) listed in Section 2.13(a)(i) or Section 2.13(a)(ii) of the Seller Disclosure Letter or with a Material Customer that requires any Nutrition Entity to provide “most favored status” or “favored pricing” to any customer or other Person, (B) listed in Section 2.13(a)(i) or Section 2.13(a)(ii) of the Seller Disclosure Letter or with a Material Supplier that imposes any minimum purchase obligations on any of the Nutrition Entities or (C) that grants any exclusive rights to any counterparty requiring any Nutrition Entity to purchase all or substantially all of its requirements for a product or service from a particular Person;

(xvi)a Contract that relates to the lease of personal property used or held for use by any Nutrition Entity involving annual payments in excess of $100,000, individually or in the aggregate;

(xvii) a Contract (A) that contains covenants restricting the ability of any of the Nutrition Entities to compete in any material line of business, sell any product, acquire any entity or compete with any Person in any market or geographical area, or that could require the disposition of any material assets or line of business of any of the Nutrition Entities or (B) listed in Section 2.13(a)(i) or Section 2.13(a)(ii) of the Seller Disclosure Letter limiting any Nutrition Entity’s ability to solicit or hire any Person or solicit business from any Person;

(xviii)a Contract that relates to any settlement of litigation with, or an Order of, a Governmental Authority in excess of $100,000 within the twelve (12) months immediately preceding the date of this Agreement;

(xix)a Contract that provides for indemnification of any officer, director, manager or employee of any Nutrition Entity;

(xx)a Contract between any Nutrition Entity, on the one hand, and Seller or any officer, manager, director or Affiliate of Seller or any of the Nutrition Entities, on the other hand; or

(xxi)a Contract with an influencer or spokesperson for the Nutrition Entities’ products or services.

Each Contract of the type described in this Section 2.13(a), whether or not set forth in Section 2.13(a) of the Seller Disclosure Letter and whether or not entered into on or prior to the date of this Agreement, is referred to herein as a “Nutrition Material Contract.”

(b)Seller has made available to the Purchaser Group true and complete copies of each Nutrition Material Contract (including all modifications, amendments and supplements thereto to the extent currently in effect). Except as set forth on Section 2.13(b)(i) of the Seller Disclosure Letter, each Nutrition Material Contract is a valid and binding obligation of, and is in full force and effect with respect to, Seller and any Nutrition Entity to the extent a party thereto and, to the Knowledge of Seller, each other party thereto, in each case, subject to the Bankruptcy and Equity Exception. Except as set forth on Section 2.13(b)(ii) of the Seller Disclosure Letter, (i) Seller and the Nutrition Entities, and to the Knowledge of Seller, each of the other parties thereto, have performed all material obligations required to be performed by them under such Nutrition Material Contract, and (ii) neither Seller nor any Nutrition Entity is in breach of or default under any Nutrition Material Contract and, to the Knowledge of Seller, no other party to a Nutrition Material Contract is in breach of or default under any such Nutrition Material Contract. To the Knowledge of Seller, no event has occurred that, with the lapse of time or the giving of notice, or both, would permit termination, modification or acceleration of any Nutrition Material Contract. Neither Seller nor any Nutrition Entity has made a binding waiver of any material rights under any of the Nutrition Material Contracts or modified any material terms thereof other than as set forth in the Nutrition Material Contracts made available to Purchaser. Except as set forth on Section 2.13(b)(iii) of the Seller Disclosure Letter or as would not be material to the Nutrition Entities taken as a whole, all Nutrition Material Contracts are being performed thereunder without any party thereto relying on any force majeure provisions to excuse performance or delays arising out of the COVID-19 pandemic.

2.14Intellectual Property.

(a)Seller or the Nutrition Entities, as applicable, own all right, title and interest in, or have a legally sufficient right or license to use, all the Intellectual Property used or held for use in connection with the Business as it is currently conducted (the “Nutrition Intellectual Property”). As of the Closing Date, the Nutrition Entities will own and have good and exclusive title, free and clear of all Liens (other than Permitted Liens or Liens created by Purchaser or Parent), to each item of Owned Intellectual Property. No predecessor in interest to Seller or any of the Nutrition Entities has any right, title or interest in or to any Owned Intellectual Property or any right to use SOUTH BEACH DIET, NUTRISYSTEM or any confusingly similar name or Trademark.  All Owned Intellectual Property is valid and enforceable.

(b)The use of the Owned Intellectual Property in connection with the Business as currently conducted, and the products, services and conduct of the Business (including the manufacture, importation, use, offer for sale, sale, licensing, distribution, or other commercial exploitation thereof), have not infringed, misappropriated, diluted or otherwise violated in the past five (5) years and do not infringe, misappropriate, dilute or otherwise violate any Person’s Intellectual Property rights or rights of publicity. Except as set forth on Section 2.14(b) of the Seller Disclosure Letter, neither Seller (with respect to the Business) nor any of the Nutrition Entities are the subject of any pending Proceeding (including any litigation, interference, opposition, cancellation or other similar proceeding) that (i) alleges a claim of infringement, misappropriation, dilution or other violation of any Intellectual Property rights or rights of publicity of any Person or (ii) challenges the ownership, use, patentability, registration, strength, validity or enforceability of any Owned Intellectual Property, and no such claim or challenge with respect to any Intellectual Property rights, rights or publicity or the Owned Intellectual Property has been asserted or threatened in writing against Seller (with respect to the Business) or the Nutrition Entities at any time during the past five (5) years. Except as set forth on Section 2.14(b) of the Seller Disclosure Letter, no Person has notified Seller (with respect to the Business) or the Nutrition Entities in writing or, to the Knowledge of Seller, orally, that any of such Person’s Intellectual Property rights or rights of publicity are infringed, misappropriated, diluted or otherwise violated by Seller (with respect to the Business) or any of the Nutrition Entities, or that Seller (with respect to the Business) or any of the Nutrition Entities requires a license to any of such Person’s Intellectual Property rights or rights of publicity, in each case, during the past five (5) years. To the Knowledge of Seller, there is no unauthorized use or disclosure of, or infringement, misappropriation, dilution or other violation of any of the Owned Intellectual Property, and except as set forth on Section 2.14(b) of the Seller Disclosure Letter, no claims alleging such unauthorized use or disclosure, infringement, misappropriation, dilution or other violation are pending or threatened in writing against any Person by Seller (with respect to the Business) or any of the Nutrition Entities or have been asserted or threatened during the past three (3) years.

(c)Section 2.14(c) of the Seller Disclosure Letter contains an accurate and complete list of all of the Owned Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued by, filed with or recorded by any

Governmental Authority, quasi-governmental authority or registrar (the “Nutrition Registered Intellectual Property”), including (i) the jurisdictions in which each such item of Intellectual Property has been issued or registered or in which any such application for issuance or registration has been filed; (ii) the registration or application date, as applicable, for each such item of Nutrition Registered Intellectual Property; and (iii) the record owner of each such item of Nutrition Registered Intellectual Property. Except (i) in accordance with the expiration of the term of such rights, or (ii) intentional cancellations and abandonments in the ordinary course of business, all Nutrition Registered Intellectual Property has been maintained effective by the filing of all necessary filings, maintenance and renewals and timely payment of requisite fees. No loss or expiration of any Owned Intellectual Property is threatened in writing, pending or reasonably foreseeable, except for patents expiring at the end of their statutory terms (and not as a result of any act or omission by Seller or the Nutrition Entities, including failure by Seller or the Nutrition Entities to pay any required maintenance fees).

(d)Seller and the Nutrition Entities have taken commercially reasonable measures to protect and enforce (i) all of the Nutrition Intellectual Property, and (ii) the confidentiality of all Trade Secrets and any other confidential information of Seller (with respect to the Business) and the Nutrition Entities (and any confidential information owned by any Person to whom the Seller (with respect to the Business) or the Nutrition Entities has a confidentiality obligation).  No such trade secrets or confidential information of the Business have been disclosed by Seller or any of the Nutrition Entities to any Person other than pursuant to a written agreement restricting the disclosure and use of such trade secrets or confidential information by such Person.  No current or former employee, contractor or consultant of Seller, any of the Nutrition Entities or any of their predecessors in interest has any right, title or interest, directly or indirectly, in whole or in part, in any Nutrition Intellectual Property. Seller and the Nutrition Entities have obtained from all Persons (including all employees, contractors and consultants) who have created any Intellectual Property for Seller with respect to the Business or any of the Nutrition Entities valid and enforceable written assignments of any such Intellectual Property to Seller or one of the Nutrition Entities or Seller or one of the Nutrition Entities is the owner of such Intellectual Property by operation of law.  To the Knowledge of Seller, no Person is in violation of any written confidentiality or assignment agreements.

(e)Section 2.14(e) of the Seller Disclosure Letter sets forth a complete and correct list of all Software that is Owned Intellectual Property (“Nutrition Software”).  All Nutrition Software (i) is free of any material defects or deficiencies, and does not contain any virus, Trojan horse, worm, back door, time bomb, drop dead device, or other Software routine designed to permit unauthorized access, to disable, erase, or otherwise harm Software, hardware or data; (ii) conforms in all material respect with all representations and warranties made or conveyed by the Seller or any of the Nutrition Entities to any customer or user of the Nutrition Software; (iii) has been maintained by the Seller or Nutrition Entities in accordance with their contractual obligations to customers; and (iv) operates as necessary for the conduct of the Business.

(f)No Person other than Seller or the Nutrition Entities or the contractors identified on Section 2.14(f) of the Seller Disclosure Letter who are engaged by Seller or any of the Nutrition Entities to develop, maintain, host or provide Nutrition Software on behalf of Seller or any of the Nutrition Entities (excluding those employees of Seller or the Nutrition Entities who have contributed to the development generally of the Nutrition Software (“Service Providers”))

possesses a copy, in any form (print, electronic or otherwise), of any source code for any Nutrition Software, and all such source code is in the sole possession of Seller or the Nutrition Entities and has been maintained strictly confidential.  Neither Seller nor any of the Nutrition Entities has any written obligation to afford any Person other than Service Providers access to any such source code. Seller (with respect to the Business) or the Nutrition Entities have a valid and enforceable written agreement with each Service Provider to protect the confidentiality of all source code.

(g)As used herein, “Publicly Available Software” means (i) any Software that contains, or is derived in any manner (in whole or in part) from, any Software that is distributed as free software or open source software (for example, Software distributed under the GNU General Public License, the GNU Lesser General Public License, the Affero General Public License, or the Apache Software License), or pursuant to open source, copyleft or similar license.ng and distribution models and (ii) any Software that requires as a condition of use, modification and/or distribution of such software that such Software or other Software incorporated into, derived from or distributed with such Software (A) be disclosed or distributed in source code form, (B) be licensed for the purpose of making derivative works or (C) be redistributable at no or minimal charge. All such Publicly Available Software that is incorporated in, linked to, distributed with or otherwise used in connection with any Nutrition Software or any product or service of Seller (with respect to the Business) or the Nutrition Entities (including any Software, product or service of Seller (with respect to the Business) or the Nutrition Entities currently under development) has been used in its entirety and without modification.

(h)No Publicly Available Software has been incorporated in, linked to, distributed with or otherwise used in connection with any Nutrition Software or any product or service of Seller (with respect to the Business) or the Nutrition Entities in any manner that may (i) require, or condition the use or distribution of any Nutrition Software or any such product or service on the disclosure, licensing or distribution of any source code for any portion of such Nutrition Software, product or service or (ii) otherwise impose any material limitation, restriction or condition on the right or ability of Seller (with respect to the Business) or the Nutrition Entities to use, allow third parties to use, distribute or enforce any Owned Intellectual Property in any manner.

(i)The material IT Assets are sufficient in all material respects for the current needs of the Business, and (ii) the Seller and the Nutrition Entities have taken commercially reasonable actions to protect the confidentiality, integrity and security of the material IT Assets (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption.

(j)Seller and the Nutrition Entities have maintained in the ordinary course of business all required licenses and service contracts, including the purchase of a sufficient number of license seats for all Software, with respect to the IT Assets.  The IT Assets have not suffered any material failure within the past three (3) years.

(k)The consummation of Transactions will not result in the loss or impairment of the Nutrition Entities’ right to own or use any Owned Intellectual Property and immediately subsequent to the Closing, all Owned Intellectual Property will be owned solely by a Nutrition Entity. Except (x) as will be provided in the Transition Services Agreement or (y) a shared services

Contract that is not transferred with the Business as set forth on Section 2.14(k) of the Seller Disclosure Letter, immediately subsequent to the Closing (i) the consummation of the Transactions will not result in the loss or impairment of the Nutrition Entities’ right to use any material Nutrition Intellectual Property as currently used or held for use in the conduct of the Business and (ii)  the Nutrition Intellectual Property will be owned solely by a Nutrition Entity or available for use by the Nutrition Entities, without payment of additional fees, and neither Seller nor any of its Affiliates (other than the Nutrition Entities) will have any right, title or interest in or to any Nutrition Intellectual Property.

2.15Real Property.

(a)Seller does not own any real property used in connection with the ownership or operation of the Business, and no Nutrition Entity owns any real property.

(b)Section 2.15(b) of the Seller Disclosure Letter contains a list of all Real Property Leases pursuant to which any Nutrition Entity leases, subleases, licenses or occupies any Business Leased Real Property.  Seller has made available to the Purchaser Group copies of all Real Property Leases that are true, complete and correct in all material respects.  Each Real Property Lease for the Business Leased Real Property is valid, binding and in full force and effect with respect to Seller and the Nutrition Entities to the extent a party thereto and, to the Knowledge of Seller, each other party thereto, subject to the Bankruptcy and Equity Exception, and the applicable Nutrition Entity has good and valid leasehold title to each Business Leased Real Property. Neither Seller nor any of the Nutrition Entities is in breach of or default in any material respect under any lease with respect to Business Leased Real Property, and, to the Knowledge of Seller, no other party is in breach of or default under any lease in any material respect with respect to Business Leased Real Property.  Except as set forth on Section 2.15(b) of the Seller Disclosure Letter, no consent or approval is required of any party for the consummation of the Transactions under any Real Property Lease.

(c)With respect to each Business Leased Real Property, except as disclosed on Section 2.15(c) of the Seller Disclosure Letter: (i)  neither Seller nor any Nutrition entity has received written notice of, and, to the Knowledge of Seller there are no pending or threatened, condemnation or eminent domain proceedings or their local equivalent affecting or relating to any Business Leased Real Property, (ii) neither Seller nor any Nutrition Entity has received written notice from any Governmental Authority or other Person that the use and occupancy of any of the Business Leased Real Property, as currently used and occupied, and the conduct of the business thereon, as currently conducted, violates in any material respect any deed restrictions, applicable Law consisting of building codes, zoning, subdivision or other land use or similar Laws, and (iii) no Business Leased Real Property or improvements have suffered damage by fire or other casualty loss during the period any Nutrition Entity leased such Business Leased Real Property, which has not heretofore been repaired and restored to substantially its original condition.

(d)Except as set forth in Section 2.15(d) of the Seller Disclosure Letter, and to the Knowledge of Seller, the material components of all improvements and mechanical and utility systems located in the Business Leased Real Property, are in good working condition and order (ordinary wear and tear excepted) and free from material structural or other material defects, adequate for the operation of such buildings and improvements for the purposes for which they are presently being used. Each parcel of Business Leased Real Property has unlimited access to and from publicly dedicated streets and is supplied with utilities and other services adequate for the operation of the Business Leased Real Property.

(e)Except as set forth in Section 2.15(e) of the Seller Disclosure Letter, the Business Leased Real Property constitutes all interests in real property currently used in connection with the Business.  Except as will be provided in the Transition Services Agreement, the interests in the Business Leased Real Property are the only real property interests which are necessary for the continued operation of the Business as it is currently conducted.

2.16Environmental Matters

(a).

(a)Each of the Nutrition Entities is, and has for the five (5) years preceding the Closing Date been, in material compliance with all applicable Environmental Laws and all Permits required for their respective ownership and operations under applicable Environmental Laws (collectively, “Environmental Permits”). Each of the Nutrition Entities has timely obtained and maintains in full force and effect all material Environmental Permits required for the conduct of the Business as presently conducted.

(b)There is no Proceeding pending or, to the Knowledge of Seller, threatened, against Seller with respect to the Business or any Nutrition Entity under or pursuant to any Environmental Law. Neither Seller with respect to the Business nor any Nutrition Entity has received written notice from any Person, including any Governmental Authority, alleging that Seller or such Nutrition Entity has been or is in violation of any applicable Environmental Law or otherwise may be liable under any applicable Environmental Law. Neither Seller with respect to the Business nor any Nutrition Entity is a party or subject to any administrative or judicial Order pursuant to any Environmental Law.

(c)To the Knowledge of Seller, there have been no Releases of Hazardous Substances on or underneath any Business Leased Real Property during any Nutrition Entity’s leasehold, and neither Seller or any Nutrition Entity has caused a Release of Hazardous Substances at any real property formerly owned, leased, used or operated by Seller (with respect to the Business) or any Nutrition Entity.

(d)Neither Seller with respect to the Business nor any Nutrition Entity has assumed, undertaken or provided an indemnity with respect to any material or potentially material liability of any other Person under Environmental Laws.

(e)Seller has provided to Purchaser true and complete copies of any and all environmental reports (including, without limitation, Phase I environmental site assessments reports and Phase II reports) related to the Business or any Business Leased Real Property which are in its possession or control.

2.17Insurance

.  Section 2.17 of the Seller Disclosure Letter sets forth a true and complete listing of all insurance policies maintained by or for the benefit of Seller or any of the Nutrition Entities relating to the Business and designates whether any policy is self-insured, the amount of exposure under such self-insurance plan and any plan administrator for such self-insured plan. True and complete copies of all such insurance policies have been made available to

Purchaser. Seller with respect to the Business and the Nutrition Entities maintain insurance policies that, together with adequately capitalized self-insured or retention arrangements, provide coverage in such amounts and with respect to such risks and losses as is customary for the industries in which the Nutrition Entities operate and that management of Seller and the Nutrition Entities has in good faith determined to be adequate for the operation of the Business as presently conducted by Seller and the Nutrition Entities. Each such insurance policy is in full force and effect, and neither Seller nor any Nutrition Entity is in breach or default (including any such breach or default with respect to the payment of premiums) under any such policy, and no notice of cancellation or termination has been received by Seller or the Nutrition Entities with respect to any such policy. Except as set forth on Section 2.17 of the Seller Disclosure Letter, there is no claim by Seller (with respect to the Business) or any Nutrition Entity pending or threatened in writing under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such polices.

2.18Labor and Employment Matters.

(a)Neither Seller or any Affiliate of Seller (other than the Nutrition Entities), nor any Nutrition Entity is a party to any collective bargaining agreement or other labor union contract covering Business Employees or that could result in material liability to any Nutrition Entity. There has not been, is not currently, nor has there been in the past five (5) years, any threat of, strike, slowdown, work stoppage, picketing, unfair labor practice, lockout, concerted refusal to work overtime, or similar labor activity or dispute involving any Business Employee or any Nutrition Entity. There is no certification or petition for union recognition pending, or to the Knowledge of Seller, threatened with respect to Business Employees or any Nutrition Entity, and to the Knowledge of Seller, there have been no organizing campaigns or efforts in the last five (5) years regarding the representation of Business Employees.

(b)The Nutrition Entities and, with respect to the Business, Seller and its Affiliates (other than the Nutrition Entities), are in material compliance with all applicable Laws relating to employment and employment practices, including without limitation, Laws related to terms and conditions of employment, wages (including overtime wages), hours, compensation, benefits, wrongful termination, workers’ compensation, whistleblowing, background checks, affirmative action, contractor/employee classification (including exempt/non-exempt status), equal employment opportunity (including, but not limited to, laws prohibiting discrimination or harassment on the basis of race, national origin, gender, disability, age, or any other protected classification), civil rights, human rights, occupational health and safety, drug testing, immigration, and the payment and withholding of social security and other Taxes in connection with employment. Neither Seller or any of its Affiliates (with respect to the Business and excluding the Nutrition Entities) nor the Nutrition Entities are the subject of any Proceeding, claim, demand, audit, or investigation brought by or on behalf of any Business Employee or otherwise related to compliance with all applicable Laws relating to employment and employment practices.

(c)Section 2.18(c)(i) of the Seller Disclosure Letter sets forth, as of the date hereof, a true, correct and complete list of all current Business Employees, including the following information for each such individual: (i) name, (ii) hire date, (iii) 2019 and 2020 base salary or hourly wage rate (without taking into account any reductions to base salary described in Section 4.15(b) of the Seller Disclosure Letter), (iv) work location and employing entity, (v) 2019 and

2020 bonus and commission amounts paid, (vi) employment status (full or part-time, exempt or non-exempt and active or description of leave), (vii) a description of the fringe benefits provided to each such individual and (vii) accrued vacation and sick days. To the Knowledge of the Seller, no person listed on Section 2.18(c)(i) of the Seller Disclosure Letter has provided written notice of an intent to terminate his or her employment. Except as set forth in Section 2.18(c)(ii) of the Seller Disclosure Letter, all Business Employees set forth in Section 2.18(c)(i) of the Seller Disclosure Letter devote all or substantially all of their working time and efforts to the Business.

(d)Section 2.18(d) of the Seller Disclosure Letter set forth a true, accurate and complete list of individual independent contractors and temporary employees (other than any temporary employees set forth on Section 2.18(c)(i) of the Seller Disclosure Letter) currently providing services to the Nutrition Entities or the Business (for the avoidance of doubt, all of which are engaged by a Nutrition Entity), including for each the fees paid to-date in 2020. All independent contractors servicing the Business are, and have been, properly classified in all respects. No Nutrition Entity has any liability for the employees leased through any staffing agency or similar third-party, but for the fees payable to such staffing agency or similar third-party for the provision of such services or as otherwise provided in the applicable agreements.

(e)All Business Employees are covered by one of the form restrictive covenant agreements set forth in Section 2.18(e) of the Seller Disclosure Letter. Seller has provided or made available to the Purchaser Group the current and complete copies of each such agreement, or the forms of such agreements. With respect to the Business, neither Seller, the Nutrition Entities, nor any Affiliate of Seller (other than the Nutrition Entities) have threatened or brought any Proceeding against a former Business Employee with respect to enforcement of any non-competition or non-solicitation agreement in the past three (3) years. To the Knowledge of the Seller, none of the Business Employees is a party to, or is otherwise bound by, any agreement or arrangement with any third-party that limits the ability of the Nutrition Entities or Seller to conduct or engage in the Business (including any confidentiality, non-competition or proprietary rights agreements).

(f)None of the Nutrition Entities, and with respect to the Business only, neither Seller nor any Affiliate of Seller (other than the Nutrition Entities) have implemented any location closing prior to the date hereof that could constitute a “mass layoff,” “mass termination,” or “plant closing” within the meaning of, triggered the notice requirements of, or taken any action that otherwise constitutes a violation of, WARN within the past three (3) years.

(g)Section 2.18(g) of the Seller Disclosure Letter sets forth a summary of any ongoing furloughs, layoffs, or salary reductions affecting any current Business Employee as a result of or in response to COVID-19.

2.19Quality and Safety of Products

.  Except as set forth in Section 2.19(i) of the Seller Disclosure Letter:

(a)Neither Seller nor any Nutrition Entity has, within the last five (5) years, received any written notice from a Governmental Authority in connection with any product manufactured, packed, produced, marketed, advertised, labeled, sold or distributed by or on behalf of Seller with respect to the Business or any Nutrition Entity of any claim or allegation against Seller or any Nutrition Entity, nor has Seller or any Nutrition Entity been a party or subject to any

Proceeding pending against, or, to the Knowledge of Seller, any Proceeding threatened against, Seller or any Nutrition Entity as a result of the manufacturing, storage, quality, packaging, marketing, advertising or labeling of any product produced, sold or distributed by or on behalf of Seller with respect to the Business or any Nutrition Entity, except in each case, as would not be material to the Nutrition Entities taken as a whole. In the past five (5) years, Seller (with respect to the Business) and the Nutrition Entities have not engaged in any unfair competition or trade practices or any false, deceptive, unfair or misleading advertising or promotional practices, except as would not be material to the Nutrition Entities taken as a whole. Seller (with respect to the Business) and the Nutrition Entities have not received a written notification or been subject to any investigation from any Governmental Authority or any advocacy or monitoring group regarding their marketing, advertising or promotional practices. Neither Seller nor any Nutrition Entity has received any written request for information or other written correspondence relating to the matters set forth in Section 2.19(a)(ii) of the Seller Disclosure Letter since October 2019.

(b)Seller (with respect to the Business), the Nutrition Entities and the manufacturing and storage practices, preparation, ingredients, composition, testing, packaging, marketing, advertising and labeling for each of the products of Seller with respect to the Business and the Nutrition Entities are, and have been, in compliance with all applicable Food Laws in all material respects, including, but not limited to, (i) applicable Permits and Laws relating to food and beverage manufacturing, storage, preparation, packaging, marketing, advertising and labeling (including with respect to any notices or warnings required to comply with any Law), and (ii) the rules, regulations policies and guidelines of the U.S. Food and Drug Administration (“FDA”) or U.S. Department of Agriculture (“USDA”), Federal Trade Commission (“FTC”) and any comparable Governmental Authority, as applicable, including any FTC guidelines concerning the use of endorsements and testimonials in advertising and food requirements. In the past five (5) years, all claims made with respect to the products of Seller (with respect to the Business) or any Nutrition Entity have been properly substantiated in accordance with applicable Food Laws and FDA and FTC guidance documents, except as would not be material to the Nutrition Entities taken as a whole, and Seller and the Nutrition Entities maintain written files containing such written substantiation in all material respects.

(c)Within the last five (5) years, (a) there have been no recalls of any product of Seller with respect to the Business or any Nutrition Entity, whether ordered by a Governmental Authority or undertaken voluntarily by Seller or any Nutrition Entity and (b) none of the products of Seller with respect to the Business or any Nutrition Entity have been adulterated, misbranded, mispackaged, mismarketed, misadvertised or mislabeled by Seller or the Nutrition Entities in violation of any applicable Permit or Law, except, in each case, as would not be material to the Nutrition Entities taken as a whole. To the Knowledge of Seller, no facts or circumstances exist that would reasonably be expected to result in a recall of any product, or give rise to, or form the basis of, any product liability of Seller with respect to the Business or any Nutrition Entity. No recall of any product of Seller (with respect to the Business) or any Nutrition Entity is currently being considered by Seller or any Nutrition Entity.

(d)Seller (with respect to the Business) and the Nutrition Entities comply, and at all times have complied, in all material respects with all federal recordkeeping requirements relating to food and maintain all required records, including manufacturing and processing records, ingredient and packaging receipt records, product distribution and inventory records, recall records and compliant and adverse event records.

(e)The recall systems and policies of Seller (with respect to the Business) and the Nutrition Entities are consistent with industry standards in all material respects, including appropriate tracking, coding and accounting systems for all products produced, sold or distributed by or on behalf of Seller with respect to the Business or any Nutrition Entity.

2.20Brokers and Finders’ Fees

.  Except for Lazard Frères & Co. LLC, the fees and expenses of which will be paid by Seller, no broker, investment banker, financial advisor or other Person is or will be entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Seller or any Nutrition Entity.

2.21Nutrition Stock Awards

. Section 2.21 of the Seller Disclosure Letter sets forth a true and complete list of each equity award granted to a Business Employee under the Seller Stock Plans outstanding as of the close of business on October 9, 2020, and with respect to each such outstanding equity award, as applicable, (i) the name of the holder (including whether the holder is an employee or former employee), (ii) the aggregate number of shares of Seller Common Stock issuable thereunder (with respect to performance stock units, at target, and without giving effect to the Transactions or the actions contemplated by Section 4.16), (iii) the type of equity award, (iv) the grant date, (v) the exercise price, if applicable (vi) the vesting schedule, (vii) with respect to each option, whether such option is intended to qualify as an “incentive stock option” as defined in Section 422 of the Code, in each case, as of the date of this Agreement and (viii) with respect to each restricted stock unit award, whether such restricted stock unit award constitutes nonqualified deferred compensation subject to Section 409A of the Code.

2.22Privacy and Data Security

.

(a)Except as set forth in Section 2.22(a) of the Seller Disclosure Letter, in the past five (5) years, the Nutrition Entities are and have been in all material respects in compliance with all applicable Privacy and Security Requirements and Privacy Contracts.  In the past five (5) years, the Nutrition Entities have not, and to the Knowledge of Seller, no Person that processes Protected Data on behalf of Seller with respect to the Business or the Nutrition Entities has, experienced any Security Breaches, and Seller and the Nutrition Entities are not aware of any material notices or complaints from any Person regarding a Security Breach.  Except as set forth in Section 2.22(a) of the Seller Disclosure Letter, the Nutrition Entities have not, and to the Knowledge of Seller, no Person that Processes Protected Data on behalf of the Nutrition Entities has, received any notices or complaints from any Person (including any Governmental Authority) regarding the Processing of Protected Data or compliance with applicable Privacy and Security Requirements and Privacy Contracts. Seller with respect to the Business and the Nutrition Entities maintain systems and procedures to receive and effectively respond to complaints and, to the extent required by applicable Law, individual rights requests in connection with Seller’s and the Nutrition Entities’ Processing of Personal Information, and, to the extent required by applicable Law, Seller with respect to the Business and the Nutrition Entities have complied with all such individual rights requests. Except as set forth in Section 2.22(a) of the Seller Disclosure Letter, Seller with respect to the Business and the Nutrition Entities do not engage in the sale, as defined by applicable Law, of Personal Information.

(b)The Nutrition Entities have posted privacy policies on its Online Platforms as required by applicable Privacy and Security Requirements, and have been in compliance in all material respects with such privacy policies, any other consumer-facing statements regarding the Nutrition Entities’ Processing of Protected Data, and all terms of service posted on its Online Platforms. Seller with respect to the Business and the Nutrition Entities have complied with all applicable Privacy and Security Requirements, applicable Privacy Contracts and any applicable industry guidelines with respect to the use of cookies, pixels and other tracking technologies on its Online Platforms.

(c)Seller and the Nutrition Entities have valid and legal rights and consents to Process all Protected Data that is Processed by or on behalf of Seller with respect to the Business or the Nutrition Entities in connection with the use and/or operation of its products, services and business, and the execution, delivery, or performance of this Agreement will not impair these rights, violate any applicable Privacy and Security Requirements and Privacy Contracts or otherwise impact the Nutrition Entities’ ability to Process Protected Data in substantially the same manner as Seller with respect to the Business and the Nutrition Entities prior to the Closing. Seller with respect to the Business and the Nutrition Entities have implemented, and in the past five (5) years have required all third parties that receive Protected Data from or on behalf of Seller or the Nutrition Entities to implement, reasonable physical, technical and administrative safeguards consistent with industry standards that are designed to protect Protected Data from unauthorized access by any Person, and to ensure compliance in all material respects with all applicable Privacy and Security Requirements and applicable Privacy Contracts.

2.23Bank Accounts

. Section 2.23 of the Seller Disclosure Letter provides the following information with respect to each account maintained by or for the benefit of the Nutrition Entities at any bank or other financial institution: (a) the name of the bank or other financial institution at which such account is maintained, (b) the account number, (c) the type of account and (d) the names of all Persons who are authorized to sign checks or other documents with respect to such account.

2.24Customer and Supplier Relationships

.

(a)Section 2.24(a) of the Seller Disclosure Letter sets forth a complete and correct list of the three (3) largest retail customers of the Nutrition Entities as determined by the aggregate amount of consideration invoiced by the Nutrition Entities for the twelve (12) month period ended September 30, 2020 (the “Material Customers”).  No Material Customer has canceled or otherwise terminated or adversely modified, or, to the Knowledge of Seller, threatened to cancel or otherwise terminate or materially adversely modify, its business relationship with the Nutrition Entities. Neither Seller nor any of the Nutrition Entities have received any written, or to the Knowledge of Seller, verbal notice that any Material Customer is threatened with bankruptcy or insolvency.  Seller does not have knowledge of any facts indicating that any Material Customer shall not continue to be a customer of the Nutrition Entities after the Closing at substantially the same level of purchases and at comparable prices as before the Closing. No Material Customer has asserted or, to the Knowledge of Seller, threatened to assert, a force majeure event or anticipated inability to perform, in whole or in part, arising out of the COVID-19 pandemic.

(b)Section 2.24(b) of the Seller Disclosure Letter sets forth a complete and correct list of (i) the ten (10) largest food manufacturers and (ii) five (5) largest suppliers other than food manufacturers of the Nutrition Entities as determined by the aggregate amount of consideration invoiced to the Nutrition Entities for the twelve (12) month period ended September 30, 2020 (collectively, the “Material Suppliers”).  No Material Supplier has canceled or otherwise terminated or materially adversely modified, or, to the Knowledge of Seller, threatened to cancel or otherwise terminate or materially adversely modify, its business relationship with the Nutrition Entities.  Neither Seller nor any of the Nutrition Entities have received any written, or to the Knowledge of Seller, verbal notice that any Material Supplier is threatened with bankruptcy or insolvency. Seller does not have knowledge of any facts indicating that any Material Supplier shall not continue to be a supplier to the Nutrition Entities after the Closing at substantially the same level of sales and at comparable prices as before the Closing. No Material Supplier has asserted or, to the Knowledge of Seller, threatened to assert, a force majeure event or anticipated inability to perform, in whole or in part, arising out of the COVID-19 pandemic.

2.25Personal Property; Sufficiency of Assets

. The Nutrition Entities have good and marketable title to, or hold a valid and enforceable leasehold interest in, all material tangible personal property used or held for use in the operation of the Business (including the personal property reflected on the Latest Balance Sheet, but excluding any such tangible assets or properties sold, consumed or otherwise disposed of in the ordinary course of business consistent with past practice since the Latest Balance Sheet Date), free and clear of all Liens, except for Permitted Liens. All such items of tangible personal property which, individually or in the aggregate, are material to the operation of the Business have been maintained in accordance with normal industry practice in all material respects, are in good condition and in a state of good maintenance and repair (ordinary wear and tear excepted) and are adequate for the uses being put, except, in each case, as would not be material to the Nutrition Entities taken as a whole. Except as set forth on Section 2.25 of the Seller Disclosure Letter, neither Seller nor any Affiliate of Seller (except for the Nutrition Entities) owns any material property, asset or right, tangible or intangible, that is used in the conduct of the Business as conducted as of the date hereof. Except as set forth in Section 2.25 of the Seller Disclosure Letter and taking into account the services and assets to be provided under the Transition Services Agreement, the Nutrition Entities will own or otherwise have the rights to use all material assets, properties and Contracts, and the Business Employees and independent contractors of the Nutrition Entities will comprise all personnel, that are necessary to conduct the Business immediately following the Closing in all material respects in the manner in which the Business is currently conducted.

2.26Related Party Transactions

. Except as disclosed on Section 2.26 of the Seller Disclosure Letter or for employment relationships and compensation, benefits and travel advances provided in the ordinary course of business, neither Seller nor any officer, manager, director or Affiliate of Seller or any of the Nutrition Entities is a party to any agreement with any of the Nutrition Entities, owes any money to, or is owned any money by, any of the Nutrition Entities or has any claim or cause of action against any of the Nutrition Entities.

2.27Product Liability; Warranty

. Except as set forth on Section 2.27 of the Seller Disclosure Letter, or to the extent warranties are imposed by applicable Laws and except as given in the ordinary course of business pursuant to the terms and conditions of Contracts or purchase orders to which any Nutrition Entity is a party for the sale of its products, no product manufactured, distributed, sold or delivered by or on behalf of any of the Nutrition Entities is subject to any guaranty or warranty from any of the Nutrition Entities. Except as set forth on Section 2.27 of the Seller Disclosure Letter, to the Knowledge of Seller, each product manufactured distributed, sold or delivered by or on behalf of any of the Nutrition Entities has been in conformity with all express and implied warranties regarding such products.  Section 2.27 of the Seller Disclosure Letter lists each claim exceeding $100,000 made or, to the Knowledge of Seller, threatened in writing against any of the Nutrition Entities or Seller, in the past five (5) years, by a customer or other Person alleging that such product did not comply with any express or implied warranty regarding such product or was otherwise defective or off-specification, or that any of the Nutrition Entities breached any duty to warn, test, inspect or instruct of the dangers of any such products, in each case, against Seller, any of the Nutrition Entities or, to the Knowledge of Seller, against any manufacturer, supplier, warehouse or distributor that provides services to any of the Nutrition Entities with respect to their products.

2.28Inventory

. All inventory of the Nutrition Entities, whether or not reflected in the Financial Statements, was purchased, acquired or ordered and has been maintained in the ordinary course of business consistent with past practices and consists of a quality and quantity usable or salable in the ordinary course of business consistent with past practice, except for damaged, obsolete, expired and/or defective items that have been written off or written down to fair market value in accordance with GAAP or for which adequate reserves have been established and reflected on the Financial Statements. All inventory reflected on the Latest Balance Sheet is valued in accordance with GAAP at the lower of cost and market value. All such inventory is owned by the Nutrition Entities free and clear of all Liens, except for (i) Liens pursuant to the Credit Agreement, or (ii) Permitted Liens. The inventories of the Nutrition Entities constitute sufficient quantities for the normal operation of business in accordance with past practice.

2.29Accounts Receivable

. All accounts receivable of the Business reflected on the Financial Statements, and all accounts receivable of the Business that have arisen since the Latest Balance Sheet Date, (a) arose out of arm’s-length bona fide transactions made in the ordinary course of business consistent with past practice, (b) can reasonably be anticipated to be paid in full (subject to the adequate reserves for doubtful accounts, calculated in accordance with GAAP, reflected on the Financial Statements and net of such returns and payment discounts) without outside collection efforts within ninety (90) days of the applicable due dates, (c) constitute valid claims of the Nutrition Entities that are not, to the Knowledge of Seller, subject to claims of set-off or other defenses, and (d) are not being contested or disputed by any third party in writing. No Person has any Lien on such receivables or any part thereof, except for (i) Liens pursuant to the Credit Agreement, or (ii) Permitted Liens.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER GROUP

Except as set forth in the corresponding subsection of the disclosure letter delivered by the Purchaser Group to Seller concurrently with the execution and delivery of this Agreement (the

“Purchaser Disclosure Letter”), and whether or not any particular representation or warranty refers to or excepts therefrom any specific section or subsection of the Purchaser Disclosure Letter, the Purchaser Group represents and warrants to Seller as follows:

3.01Corporate Organization.

(a)Parent is a limited partnership validly existing and in good standing under the Laws of Delaware, has the requisite limited partnership power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted. Purchaser is a corporation validly existing and in good standing under the Laws of Delaware, has the requisite corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted. Each of Parent and Purchaser is duly licensed, qualified or otherwise authorized to do business and, to the extent applicable, is in good standing in each jurisdiction where the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a Purchaser Material Adverse Effect.

(b)The copies of the certificate of limited partnership of Parent (the “Parent Certificate”) and the limited partnership agreement of Parent (the “Parent LP Agreement”) made available to Seller are true, complete and correct copies of such documents as in effect as of the date of this Agreement. The copies of the certificate of incorporation of Purchaser (the “Purchaser Certificate”) and the bylaws of Purchaser (the “Purchaser Bylaws”) made available to Seller are true, complete and correct copies of such documents as in effect as of the date of this Agreement.

3.02Corporate Authorization

.  Each of Parent and Purchaser has all requisite power and authority to execute and deliver this Agreement, to perform its covenants and agreements under this Agreement and to consummate the Transactions. No other corporate proceedings on the part of either Parent or Purchaser are necessary to authorize, adopt or approve, as applicable, this Agreement or to consummate the Transactions. Each of Parent and Purchaser has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Seller, this Agreement constitutes the legal, valid and binding obligation of each of Parent and Purchaser, enforceable against such Person in accordance with its terms, subject to the Bankruptcy and Equity Exception.

3.03No Conflicts

. The execution and delivery of this Agreement by Parent and Purchaser do not, and the consummation by Parent and Purchaser of the Transactions will not, (a) conflict with or violate any provision of the Parent Certificate or the Parent LP Agreement, or any provision of the Purchaser Certificate or the Purchaser Bylaws, or (b) assuming that the authorizations, consents and approvals referred to in Section 3.04 are obtained, (i) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with or without notice or lapse of time, or both, would constitute a default) under, give rise to a right of termination, cancellation, modification or acceleration under, or result in the creation of any Lien, other than any Permitted Liens, upon any of the respective properties or assets of Parent or Purchaser under, any Contract to which Parent, Purchaser or any of their respective Subsidiaries is a party, or by which they or any of their respective properties or assets are bound or affected or (ii) conflict with or violate any Laws applicable to Parent or Purchaser or any of their respective properties or assets, other than, in the case of clause (b), any such violation, conflict, loss, default, right or Lien that would not have a Purchaser Material Adverse Effect.

3.04Governmental Approvals

.  Other than in connection with or in compliance with (i) the HSR Act, and (ii) such other authorizations, consents, Orders, licenses, Permits, approvals, registrations, declarations and notice filings, the failure of which to be obtained would not have a Purchaser Material Adverse Effect or prevent or materially impede, interfere with, hinder or delay the consummation of the Transactions, no authorization, consent, Order, license, Permit or approval of, or registration, declaration, notice or filing with, any Governmental Authority is required to be obtained or made by Parent, Purchaser, or any Subsidiary of Parent or Purchaser in connection with Parent’s and Purchaser’s consummation of the Transactions.

3.05Compliance with Laws

.  Other than those violations or allegations that would not have a Purchaser Material Adverse Effect, none of Parent, Purchaser or any of their respective Subsidiaries are in violation of, or since March 8, 2019 have violated, any Laws or Orders applicable to Parent, Purchaser or any of their respective Subsidiaries, or any assets owned or used by any of them.

3.06Litigation

.  As of the date of this Agreement, there are no Proceedings pending, or to the Knowledge of Purchaser, threatened in writing, against Parent, Purchaser or any of their respective Subsidiaries before any Governmental Authority, which would have a Purchaser Material Adverse Effect. As of the date of this Agreement, there is no Order outstanding against Parent, Purchaser or any of their respective Subsidiaries which would have a Purchaser Material Adverse Effect.

3.07Operations of Purchaser

.  Purchaser is a wholly owned indirect Subsidiary of Parent, was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

3.08Brokers and Finders’ Fees

.  Except as set forth on Section 3.08 of the Purchaser Disclosure Letter, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Purchaser Group.

3.09Financing.

(a)Parent has delivered to Seller true and complete copies of (i) the executed Equity Commitment Letter, dated as of the date hereof (the “Equity Commitment Letter”), by and between Parent and Kainos Capital Partners II LP (the “Equity Financing Source”), pursuant to which the Equity Financing Source has committed to provide the equity financing (the “Equity Financing”) to Parent in connection with the Transactions, (ii) the executed Equity Commitment Letter, dated as of the date hereof (the “Preferred Equity Commitment Letter”), by and between Purchaser and MSD Partners, L.P., as the initial purchaser party thereto (together with the purchasers who may become party thereto, the “Preferred Equity Investor”), pursuant to which the Preferred Equity Investor agrees to purchase, subject to the terms and conditions therein, preferred and common equity securities of Parent (or its Affiliate) (the “Preferred Equity Securities”) in an aggregate initial liquidation preference amount and purchase price set forth therein for the purpose of providing such preferred and common equity financing (the “Preferred Equity Financing”) to Parent (or its Affiliate) in connection with the Transactions, and (iii) the executed Debt Commitment Letter, dated as of the date hereof (collectively, the “Debt Commitment Letter”), by and between Purchaser and the Coöperatieve Rabobank U.A., New York Branch (together with any other debt financing source, as applicable, under any New Commitment Letter, the “Debt Financing Source,” and collectively with the Equity Financing Source and the Preferred Equity Investor, the “Financing Sources”), pursuant to which the Debt Financing Source has committed to provide debt financing (the “Debt Financing”) to Purchaser in connection with the Transactions, together with the executed fee letter (the “Fee Letter”) associated therewith (with customary redactions of fee amounts, price caps, market flex terms, and other commercially sensitive economic terms set forth therein, none of which redacted provisions contain any terms that could adversely affect the aggregate principal amount, conditionality, enforceability, availability or termination of the Debt Financing). The Equity Commitment Letter, together with the Preferred Equity Commitment Letter and the Debt Commitment Letter, are sometimes referred to collectively herein as the “Commitment Letters,” and the amounts committed pursuant to the Commitment Letters or any alternative financing as the “Financing.” Each of the Commitment Letters is in full force and effect as of the date of this Agreement and sets forth the legal, valid and binding obligations of, on the one hand, Parent, Purchaser and their Affiliates, as applicable, and, on the other hand, to the Knowledge of Parent, the other parties thereto, and is enforceable in accordance with its terms against each of the parties thereto, subject, in each case, to the Bankruptcy and Equity Exception.

(b)(i) The Commitment Letters and the terms of the Financing as reflected therein have not been amended or modified as of the date hereof, (ii) as of the date hereof, no such amendment or modification is contemplated and (iii) the respective commitments contained therein have not been withdrawn, terminated or rescinded in any respect as of the date hereof.

(c)There are no other Contracts, agreements, side letters or arrangements to which either Parent, Purchaser or any of their respective Affiliates is a party relating to the funding or investing, as applicable, of the full amount of the Financing that could affect the availability or funded amount of the Financing, other than as expressly set forth in the Commitment Letters and the Fee Letters. Other than as set forth in the Commitment Letters, there are no conditions precedent related to the funding or investing, as applicable, of the full amount of the Financing. Purchaser has fully paid all commitment fees required in connection with the Debt Commitment Letter that are payable on or prior to the date hereof.

(d)Assuming the conditions set forth in Section 5.01 and Section 5.03 are satisfied, the Financing, when funded in accordance with the Commitment Letters, will be, in the aggregate, sufficient to (i) make the payment of all amounts payable by Purchaser pursuant to ARTICLE I in connection with or as a result of the Transactions on the Closing Date and (ii) pay all fees and expenses required to be paid at the Closing by Purchaser in connection with the Transactions and the Financing.

(e)As of the date hereof, no event has occurred that, with or without notice, lapse of time or both, would constitute or reasonably be expected to constitute a breach or default by Parent or Purchaser or any of their Affiliates or, to the Knowledge of Parent, any other Person, thereunder or otherwise result in any portion of the Financing to be unavailable.  Assuming the conditions set forth in Section 5.01 and Section 5.03 are satisfied, Parent does not have any reason to believe that any conditions to the Financing will not be satisfied or that the Financing will not be available to Parent on the Closing Date.

(f)In no event shall the receipt or availability of any funds or financing by Parent or Purchaser or any other financing or other transactions be a condition to any of Parent’s or Purchaser’s obligations hereunder.

3.10Guaranty

.  Concurrently with the execution of this Agreement, Purchaser has delivered to Seller a true, complete and correct copy of the executed Guaranty. The Guaranty is valid, binding and enforceable in accordance with its terms subject to the Bankruptcy and Equity Exception, and is in full force and effect as of the date of this Agreement, and as of the date of this Agreement, no event has occurred that, with or without notice, lapse of time, or both, would reasonably be expected to constitute a default or breach or a failure to satisfy a condition precedent on the part of the Equity Financing Source under the terms and conditions of the Guaranty.

3.11Solvency

.  Assuming the accuracy of the representations and warranties of Seller in this Agreement, after giving effect to the Closing, the payment of all amounts required to be paid in connection with the consummation of the Transactions (including payment of all amounts payable under ARTICLE I and the payment of all related fees and expenses), the Purchaser Group and its consolidated Subsidiaries (including the Nutrition Entities) shall be Solvent as of the Closing Date immediately after the consummation of the Transactions. For the purposes of this Agreement, the term “Solvent” when used with respect to any Person, means that, as of any date of determination, (a) the amount of the “fair saleable value” of the assets of such Person shall, as of such date, exceed (i) the sum of the value of all “liabilities of such Person, including contingent and other liabilities” as of such date, and the capital of such Person as computed in accordance with applicable Law as of such date, as such quoted terms are generally determined in accordance with applicable Law governing determinations of the insolvency of debtors, and (ii) the amount that shall be required to pay the probable liabilities of such Person on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (b) such Person shall not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged after such date, and (c) such Person shall be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” mean that such Person shall be able to generate enough cash from operations, asset dispositions or refinancings, or a combination thereof, to meet its obligations as they become due.

ARTICLE IV
COVENANTS

4.01Conduct of Business.

(a)Conduct of Business by Seller. Except for (i) matters set forth in Section 4.01(a) of the Seller Disclosure Letter or otherwise contemplated or required by this Agreement or matters required by applicable Law or Order applicable to the Seller or its Subsidiaries or (ii) with the prior written consent of Purchaser (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement until the Closing, Seller shall, and shall cause each Nutrition Entity to, (1) conduct the Business in all material respects (A) in accordance with applicable Law and (B) in the ordinary course of business consistent with past practice (except for any action that Seller or any Nutrition Entity determines, in good faith and in consultation with Parent (to the extent reasonably practicable in the circumstances), is reasonably necessary or prudent in response to the COVID-19 pandemic to comply with any health and safety, social distancing, closure, quarantine, “stay at home” or other similar protocols (x) under any applicable Law, Order, directive or recommendation by any federal or state Governmental Authority (or any Order by any local Governmental Authority that is binding on any Nutrition Entity) or by an expert in such matters hired by Seller or (y) generally adopted by other companies in the industry in which the Business operates, in connection with the COVID-19 pandemic (any such action, “COVID-19 Related Action”)), (2) use commercially reasonable efforts to preserve intact in all material respects (A) the goodwill and current relationships of Seller and the Nutrition Entities with customers, suppliers, manufacturers, licensees, key employees, independent contractors and other Persons with which Seller or the Nutrition Entities have business relationships with respect to the Business and (B) their current business operations and organizations with respect to the Business.

(b)Certain Prohibited Actions. Without limiting the generality of Section 4.01(a), except (x) for any action required by applicable Law or any COVID-19 Related Action, (y) as set forth in Section 4.01(b) of the Seller Disclosure Letter or as otherwise contemplated or required by this Agreement, or (z) with the prior written consent of Purchaser (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement until the Closing, Seller and its Subsidiaries (with respect to the Business):

(i)shall not permit any Nutrition Entity to amend any of its Organizational Documents;

(ii)shall not permit any Nutrition Entity to adjust, split, combine, consolidate, subdivide or reclassify any of its capital stock, other equity interests or voting securities, or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities;

(iii)shall not permit any Nutrition Entity to declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any securities of any Nutrition Entity, or purchase, repurchase, redeem or otherwise acquire, or offer to purchase, repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, any Nutrition Entity or any securities of any Nutrition Entity convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, any Nutrition Entity, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests; provided, however, that (1) any Nutrition Entity shall be permitted (A) to reimburse Seller, whether by dividend, distribution or otherwise, for any actual costs and expenses incurred by Seller in connection with paying ordinary course Liabilities of the Nutrition Entities, including payroll Liabilities in the ordinary course of business consistent with past practice, (B) to take any action necessary to settle, prior to Closing, any intercompany loans or liabilities owed by Seller or any Nutrition Entity to any other Nutrition Entity, or by any

Nutrition Entity to Seller in accordance with Section 4.11 and (C) to declare, set aside or pay any dividend or other distribution in connection with Seller paying Liabilities in the ordinary course of business consistent with past practice, including ordinary course Taxes incurred by Seller or any of its Subsidiaries (including any Nutrition Entity) with respect to the Business and (2) any Nutrition Entity shall be permitted to pay cash dividends or other cash distributions to Seller;

(iv)shall not, and shall not permit any Nutrition Entity to issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (other than Permitted Liens) or authorize the issuance, delivery, sale, grant, pledge, or encumbrance of any equity interests of a Nutrition Entity or Equity Securities, except for any Lien pursuant to the Credit Agreement;

(v)shall not and shall not permit any Nutrition Entity to (1) except as required by any Nutrition Material Contract or Nutrition Benefit Plan in place as of the date hereof or by applicable Law, make any grants or payments of compensation, severance or benefits, or increase the compensation, severance, or benefits payable or to become payable to any current or former Business Employee, (2) except as required by any Nutrition Material Contract or Nutrition Benefit Plan in place as of the date hereof or by applicable Law, establish, adopt, enter into, amend or terminate any material Nutrition Benefit Plan (or any plan or agreement that would be a Nutrition Benefit Plan if in existence on the date of this Agreement), except amendments or modifications made as a result of renewals of insurance Contracts or other funding arrangements that have been made historically in the ordinary course of business that would not result in a material Liability to any Nutrition Entity or as required by applicable Law, (3) enter into, adopt, or modify any collective bargaining agreement or other Contract with any labor organization, (4) implement any employee layoffs implicating WARN, or (5) hire or otherwise enter into any employment or consulting agreement or arrangement with any employee, consultant or independent contractor, or terminate without cause any employee, consultant, independent contractor or other individual service provider, in each case, whose base compensation would exceed, on an annualized basis, $100,000;

(vi)shall not with respect to the Business make any material change in financial accounting methods, principles or practices, except to the extent as may be required by a change in applicable Law or GAAP or by any Governmental Authority (including the SEC or the Public Company Accounting Oversight Board);

(vii)shall not with respect to the Business, and shall not permit any Nutrition Entity to, make any acquisition of (including by merger, consolidation or acquisition of stock or assets), directly or indirectly, any assets, securities, properties, interests or businesses, except in any such case for (1) acquisitions of inventory, equipment and other assets in the ordinary course of business consistent with past practice, (2) any such acquisition where the consideration is not in excess of $1,000,000 in the aggregate, or (3) any capital expenditures permitted by Section 4.01(b)(ix);

(viii)shall not with respect to the Business, and shall not permit any Nutrition Entity to, incur or assume any Indebtedness that is not paid off at or prior to Closing (other than endorsements of checks in the ordinary course), except for Indebtedness or obligations under the existing Credit Agreement or incurred in the ordinary course of business consistent with past practice and for current liabilities;

(ix)shall not incur or commit to incur with respect to the Business, and shall not permit any Nutrition Entity to incur or commit to incur, any capital expenditure, other than capital expenditures (1) paid in full prior to Closing, (2) treated as a current liability in the Net Working Capital Amount, or (3) incurred in accordance with the plans for capital expenditures set forth in Section 4.01(b)(ix) of the Seller Disclosure Letter;

(x)shall not, and shall not permit any Nutrition Entity to, deviate in any material respect from the plans for marketing expenditures for the Business set forth in Section 4.01(b)(x) of the Seller Disclosure Letter;

(xi)shall not, and shall not permit any Nutrition Entity to, transfer, sell, lease, license, surrender, divest, cancel, abandon, allow to lapse or expire or otherwise dispose of any of the material assets, licenses, operations, rights, product lines, properties or interests of the Business, other than routine sales of inventory in the ordinary course of business;

(xii)except for benefits, travel and other advances provided in the ordinary course of business, shall not with respect to the Business, and shall not permit any Nutrition Entity to, make any loans, advances or capital contributions to, or investments in, any other Person (other than a Nutrition Entity);

(xiii)shall not, and shall not permit any Nutrition Entity to, cancel, compromise, release or assign any Indebtedness owed to the Business or the Nutrition Entities by a third party, except in the ordinary course of business consistent with past practice;

(xiv)shall not, and shall not permit any Nutrition Entity to, (x) waive, release or assign any of its material rights, claims or benefits with respect to any Nutrition Material Contract or (y) enter into any Contract that would be a Nutrition Material Contract if entered into on or prior to the date hereof, or materially amend, materially modify or terminate any Nutrition Material Contract, relinquish, fail to renew, or amend or modify any pricing term or any other material term of any Nutrition Material Contract, in each case in (y), that (A) is not terminable by Seller or the Nutrition Entity that is a party thereto on ninety (90) days or less notice and (B) that is not terminable without a penalty, premium, fee or other Liability; provided that, with respect to the matters set forth in this Section 4.01(b)(xiv), (I) Seller shall use its reasonable best efforts to provide reasonable advance notice (but not less than twenty-four (24) hours) to Purchaser of such matters and (II) Purchaser’s prior written consent shall be deemed to be granted if Purchaser does not object in writing (including via email) within twenty-four (24) hours following Seller’s written request for approval (including via email) with respect to any such matter;

(xv)other than in the ordinary course of business, shall not, as it relates solely to one or more Nutrition Entities, incur any material amount of Taxes, make, revoke or change any material Tax election, change any method of accounting or accounting period for Tax purposes, enter into any agreement with any Governmental Authority with respect to Taxes that would reasonably be expected to increase the Tax Liability of any of the Nutrition Entities for any Tax period (or portion thereof) beginning after the Closing Date, file any amended Tax Return, take action to surrender any claim for a refund of Taxes (other than a refund that would be for the benefit of Seller pursuant to Section 8.07(b)) or enter into any agreement to extend or waive the applicable statute of limitations with respect to any Taxes;

(xvi)shall not, and shall not permit any Nutrition Entity to, adopt a plan of complete or partial liquidation, dissolution or merger, amalgamation, consolidation, restructuring, recapitalization or material reorganization;

(xvii)shall not, and shall not permit any Nutrition Entity to, change in any material respect the Business’ or any of the Nutrition Entities’ policies, procedures or timing of the collection of accounts receivable, payment of accounts payable, billing of its customers, pricing and payment terms, cash collections, cash payment or similar terms with suppliers;

(xviii)shall not, and shall not permit any Nutrition Entity to, take or omit to take any action that has had or would reasonably be expected to have the effect of materially delaying or materially postponing the payment of any account payable or materially accelerating the collection of any third party receivable or materially discounting any accounts receivable;

(xix)shall not, and shall not permit any Nutrition Entity to, encourage any Material Customer to purchase or maintain product inventory at a level materially in excess of the level of the product inventory historically purchased or maintained by such Material Customer in such manner that after Closing would result in materially decreased orders or would materially increase returns from such Material Customer as compared to the normal historical orders or returns from such Material Customer;

(xx)shall not, and shall not permit any Nutrition Entity to, (i) increase inventory in a material amount (other than in the ordinary course of business consistent with past practice, for the avoidance of doubt, taking into account the seasonality of the Business), or (ii) fail to replenish inventory in the ordinary course of business consistent with past practice (for the avoidance of doubt, taking into account the seasonality of the Business);

(xxi)shall not, and shall not permit any Nutrition Entity to, commence, settle or compromise any Proceeding seeking damages, or requiring settlement payments, or seeking material injunctive or other equitable relief unless such settlement is for monetary damages only not in excess of $500,000 and is fully paid prior to the Closing with no adverse impact on the Nutrition Entities post-Closing;

(xxii)shall not, and shall not permit any Nutrition Entity to, pay, discharge or satisfy any material claim, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than in the ordinary course of business consistent with past practice that are settled or compromised solely upon payment of cash prior to Closing;

(xxiii)shall not, and shall not permit any Nutrition Entity to, enter into any swap, forward, future, put, call, floor, cap, collar, option or derivatives transaction or option or other similar hedge Contract or arrangement; or

(xxiv)shall not, and shall not permit any Nutrition Entity to, agree, resolve or commit to do any of the foregoing.

(c)Excess Cash. Immediately prior to the Closing, Seller shall use commercially reasonable efforts to minimize the amount of cash and cash equivalents on the Closing Balance Sheet.

(d)No Control of Seller’s Business. The Purchaser Group acknowledges and agrees that (i) nothing in this Agreement, including Section 4.01(a) and Section 4.01(b), is intended to give the Purchaser Group, directly or indirectly, the right to control or direct the operations of Seller or any Nutrition Entity prior to the Closing, and (ii) prior to the Closing, subject to the terms and conditions of this Agreement, Seller and the Nutrition Entities shall exercise complete control and supervision over their respective operations, including the Business.

(e)Advice of Changes. Each Party shall promptly advise the other Party orally and in writing of any change or event that would be reasonably expected to prevent or materially delay any of the conditions precedent described in ARTICLE V from being satisfied and to keep such reasonably informed with respect thereto.

4.02No Solicitation by Seller.

(a)No Solicitation. Seller shall not, and shall cause each of its Affiliates and its and their respective Representatives not to, directly or indirectly (i) solicit, initiate or knowingly encourage, induce or facilitate any Nutrition Takeover Proposal or any inquiry or proposal that would reasonably be expected to lead to a Nutrition Takeover Proposal, in each case, except for this Agreement, the Ancillary Agreements and the Transactions, (ii) conduct, continue or otherwise participate in any discussions or negotiations with any Person (except for Parent and Parent’s Affiliates and its and their respective Representatives in respect of the Transactions) regarding, or furnish or provide access to any Person, any nonpublic information with respect to any Nutrition Takeover Proposal or any inquiry, proposal, offer, indication of interest or request for nonpublic information that would reasonably be expected to lead to a Nutrition Takeover Proposal (an “Inquiry”), (iii) approve, endorse, authorize, adopt or recommend or enter into any proposal, offer or agreement that constitutes, or would be reasonably expected to lead to, a Nutrition Takeover Proposal or resolve to do any of the foregoing or (iv) authorize, resolve, propose or commit to take any of the foregoing actions; provided, however, that Seller, its Affiliates and its and their respective Representatives shall be permitted, in response to an Inquiry or written Nutrition Takeover Proposal, to inform any such Person of the terms of this Section 4.02. Seller shall, and shall cause its Affiliates and its and their respective Representatives to, immediately cease all existing discussions or negotiations with any Person (except for Parent and Parent’s Affiliates and its and their respective Representatives with respect to the Transactions) with respect to any actual or potential Nutrition Takeover Proposal, request the prompt return or destruction of all confidential information previously furnished or made available and immediately terminate all physical and electronic data room access previously granted to any such Person or its Representatives with respect to such Nutrition Takeover Proposal.

(b)Seller Takeover Proposal. Notwithstanding anything to the contrary in this Agreement, and subject to compliance with the terms of this Section 4.02, at any time prior to the Closing, in response to the receipt of a written Seller Takeover Proposal made after the date of this Agreement that the Seller Board determines in good faith (after consultation with its outside financial advisor and outside legal counsel) constitutes or would reasonably be expected to lead to a Superior Seller Proposal and that the failure to take action with respect thereto would be reasonably likely to result in a breach of the Seller Board’s fiduciary duties under applicable Law, Seller and its Representatives may furnish information with respect to Seller and its Subsidiaries

(including the Nutrition Entities) to the Person making such Seller Takeover Proposal (and such Person’s Representatives).

(c)Seller Acquisition Agreement. Except as set forth in Section 4.02(b) and Section 4.02(d), and subject to compliance with this Section 4.02, the Seller Board shall not authorize, permit, approve or recommend, or propose publicly to authorize, permit, approve or recommend, or allow the Seller or any of its Affiliates to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, agreement or commitment constituting, or that would reasonably be expected to lead to, any Seller Takeover Proposal, or requiring, or that would reasonably be expected to cause, Seller to abandon or terminate this Agreement (a “Seller Acquisition Agreement”).

(d)Superior Seller Proposal. Notwithstanding anything to the contrary in this Agreement, at any time prior to the Closing, in response to Seller’s receipt of a written Superior Seller Proposal, the Seller Board may authorize and direct Seller to terminate this Agreement pursuant to Section 6.01(c)(i), if and only if, prior to taking such action, the Seller Board (i) determines in good faith (after consultation with outside legal counsel and outside financial advisor) that the failure to authorize and direct Seller to so terminate this Agreement would be reasonably likely to be inconsistent with the Seller Board’s fiduciary duties under applicable Law; provided, however, that the Seller Board may not authorize or direct Seller to terminate this Agreement pursuant to Section 6.01(c)(i) unless the Seller Board has delivered to Parent prior written notice (a “Termination Notice”) that the Seller Board (A) has concluded in good faith that the applicable Seller Takeover Proposal constitutes a Superior Seller Proposal and (B) is prepared to authorize and promptly direct Seller to terminate this Agreement pursuant to Section 6.01(c)(i) absent any revisions to this Agreement by which the Purchaser Group has committed to be bound in writing that would cause such Superior Seller Proposal to cease to constitute a Superior Seller Proposal, and which Termination Notice shall (I) include the basis for such action, and (II) identify the Person making the Superior Seller Proposal.

(e)Representatives. Seller agrees that any breach of this Section 4.02 by any of its Representatives will be deemed to be a breach of this Agreement by Seller.

(f)Definitions. For purposes of this Agreement:

(i)“Nutrition Takeover Proposal” means any proposal or offer (whether or not in writing), with respect to any (1) merger, consolidation, share exchange, other business combination, recapitalization, liquidation, dissolution or similar transaction involving any Nutrition Entity, (2) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a Nutrition Entity) of any business or assets of the Nutrition Entities (other than sale of supplies, equipment or inventory in the ordinary course of business consistent with past practices), (3) issuance, sale or other disposition, directly or indirectly, to any Person (or the stockholders of any Person) or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) of any Nutrition Entity, (4) transaction (including any tender offer or exchange offer) in which any Person (or the stockholders of any Person) would acquire (in the case of a tender offer or exchange offer, if consummated), directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of any capital stock of any Nutrition Entity or (5) any combination of the foregoing; provided, however, that a Seller Takeover Proposal shall not constitute a Nutrition Takeover Proposal.

(ii)“Seller Takeover Proposal” means any proposal or offer (whether or not in writing) from any Person, with respect to any (1) merger, consolidation, share exchange, other business combination, recapitalization, liquidation, dissolution or similar transaction involving Seller pursuant to which any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act, a “group”) of Persons would hold securities representing 50% or more of the total outstanding voting power of Seller, (2) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a Subsidiary of Seller or otherwise) of any business or assets of Seller and its Subsidiaries constituting or representing 50% or more of the consolidated revenues, net income or assets of Seller and its Subsidiaries, taken as a whole, including 50% or more of the revenues, net income or assets of Seller and its Subsidiaries relating to the Healthcare Business, (3) issuance, sale or other disposition, directly or indirectly, to any Person or “group” of Persons of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 50% or more of the voting power of Seller, (4) transaction (including any tender offer or exchange offer) in which any Person or “group” of Persons would acquire (in the case of a tender offer or exchange offer, if consummated), directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, 50% or more of the voting power of Seller or (5) any combination of the foregoing, which in each case, for the avoidance of doubt, includes all or a portion of the Healthcare Business.

(iii)“Superior Seller Proposal” means a written Seller Takeover Proposal (provided that, for purposes of this definition, references in the definition of Seller Takeover Proposal to “50% or more” shall each be deemed references to “more than 75%”), which the Seller Board determines in good faith, after consultation with its outside legal counsel and outside financial advisor, is (i) reasonably likely to be consummated in accordance with its terms and (ii) more favorable from a financial point of view to the Seller Stockholders than the Transactions, in each case, after taking into account the legal, financial, regulatory and other aspects of such Seller Takeover Proposal, including the identity of the Person making such Seller Takeover Proposal, the financing terms and the anticipated timing thereof, and such other factors of such Seller Takeover Proposal that are deemed relevant by the Seller Board.

4.03Pre-Closing Access to Information; Confidentiality.

(a)Subject to applicable Law and the Confidentiality Agreement, Seller shall, and shall cause each of the Nutrition Entities to, provide the Purchaser Group and its Representatives reasonable access, during normal business hours, upon reasonable advance notice and in a manner that does not unreasonably interfere with the business of Seller or any of its Subsidiaries, during the period from the date of this Agreement until the earlier of the Closing and the termination of this Agreement pursuant to Section 6.01, to Seller’s (but solely to the extent primarily related to the Business) and the Nutrition Entities’ properties, books, contracts, commitments, personnel and records; provided, however, that Seller or the Nutrition Entities may withhold from the Purchaser Group or its Representatives any document or information that (i) Seller believes disclosure of such document or information would violate any of its obligations with respect to any applicable Law or Order (provided that Seller shall inform Purchaser as to the general nature of what is being withheld and use commercially reasonable efforts to communicate the applicable information to Purchaser in a way that would not violate such applicable Law or Order and, if applicable, seek a waiver of any such restrictions), (ii) is subject to the terms of a confidentiality agreement with a third party (provided that Seller shall use its commercially reasonable efforts to obtain the required consent or waiver of such third party or implement requisite procedures to enable the disclosure or provision of reasonable access to such document or information without violating such agreement), (iii) is subject to any attorney–client privilege (provided that Seller shall use its commercially reasonable best efforts to allow the disclosure of such document or information (or as much of it as possible) in a manner that does not result in a loss of attorney-client privilege) or (iv) relates to the negotiation and execution of this Agreement, the process that led to the negotiation and execution of this Agreement or any Seller Takeover Proposal or Nutrition Takeover Proposal. All requests for access or information made pursuant to this Section 4.03(a) shall be directed to an executive officer of Seller or other Person designated by Seller.

(b)The Purchaser Group agrees that it shall not, and shall cause its Affiliates and Representatives not to, prior to the Closing, use any information obtained pursuant to this Section 4.03 for any competitive or other purpose unrelated to the Transactions except as permitted by the Confidentiality Agreement.

(c)All documents and information exchanged pursuant to this Section 4.03 shall be subject to the agreement, dated as of July 2, 2020, between Seller and Kainos (TX) Capital LP (the “Confidentiality Agreement”), as if the Purchaser Group were subject to the obligations of Kainos (TX) Capital LP under the Confidentiality Agreement. The Parties agree that notwithstanding anything to the contrary in the Confidentiality Agreement, the Confidentiality Agreement will terminate at the Closing with respect to information regarding the Business or the Nutrition Entities.

(d)No rights under this Section 4.03 can be exercised by Parent or any of its Representatives to prepare for, or otherwise in connection with, any Proceeding against Seller relating to this Agreement.

4.04Post-Closing Access to Information; Confidentiality

.

(a)Subject to Section 8.05, for a period of seven (7) years after the Closing, each of the Parties shall give the other and the other’s Affiliates and its and their Representatives reasonable access to the books and records of the Seller and Nutrition Entities (to the extent primarily related to the Business) (collectively, the “Accessible Information”) transferred to the Purchaser Group or retained by Seller, as applicable (even if any Accessible Information is or becomes commingled with books and records of the Purchaser Group or Seller and their respective Affiliates), and the properties, personnel and Representatives of each Party, as may be reasonably required by the requesting Party or such Party’s Affiliates for any reasonable business purpose, including to the extent necessary for the preparation of financial statements or regulatory filings in respect of periods ending on or prior to the Closing, or in connection with any insurance claims, Claims against any Person (apart from the Parties) or any obligations under this Agreement or any agreement, document or instrument contemplated hereby or thereby. At the requesting Party’s cost and expense, the requesting Party and its Affiliates and its and their respective Representatives shall be entitled to make copies of any Accessible Information to which such Persons are entitled to access pursuant to this Section 4.04. Any such access shall be conducted during regular business hours upon reasonable advance notice and under reasonable circumstances and shall be subject to restrictions under Law and any confidentiality obligations to which the Parties are bound. Except as otherwise provided in Section 8.05, each Party shall preserve and keep the Accessible Information held by such Party or any of its Affiliates relating to the Business prior to the Closing for a period of seven (7) years following the Closing Date. Each Party shall, and shall cause its Affiliates and Representatives to, (a) keep all confidential information accessed pursuant to this Section 4.04 confidential, (b) not publicly disclose such information to any other Person (except where such disclosure, upon the advice of outside counsel, is required by Law and only to the extent required by applicable Law); provided that each Party or its Affiliates may disclose such information to its Representatives or other Persons that have a duty of confidentiality (or similar duty or obligation of non-disclosure) to such disclosing Party, and (c) not use such information other than for the express purposes set forth in this Section 4.04. Notwithstanding the foregoing and except as otherwise provided in Section 8.05, any and all such Accessible Information may be destroyed by the Parties after the seventh (7th) anniversary of the Closing Date (or such later date as required by applicable Law).

(b)From and after the Closing and for the longest period thereafter permitted under applicable Law, in respect of all Confidential Information, except as otherwise provided herein, Seller shall, and shall cause its Affiliates and each of their respective officers, directors, members and employees to, (i) treat all Confidential Information as confidential, (ii) preserve the confidentiality thereof and (iii) not disclose to any Person or use for Seller’s own purposes any Confidential Information. “Confidential Information” means information regarding the Nutrition Entities or the Business which is confidential, including the following:  (a) information regarding the Nutrition Entities’ business, operations, assets, liabilities or financial condition, (b) information regarding the Nutrition Entities’ pricing, sales, merchandising, marketing, capital expenditures, costs, joint ventures, business alliances, purchasing or manufacturing, (c) information regarding the Nutrition Entities’ employees or sales representatives, including their identities, responsibilities, competence and compensation, (d) customer lists or other information regarding the Nutrition Entities’ current or prospective customers, including information regarding their identities, contact persons and purchasing patterns, (e) information regarding the Nutrition Entities’ current or prospective vendors, suppliers, distributors or other business partners, (f) forecasts, projections, budgets and business plans regarding the Nutrition Entities, (g) information regarding the Nutrition Entities’ planned or pending acquisitions, divestitures or other business combinations, (h) the Nutrition Entities’ trade secrets and proprietary information, (i) technical information, patent disclosures and applications, copyright applications, sketches, drawings, blueprints, models, know-how, discoveries, inventions, improvements, techniques, processes, business methods, equipment, algorithms, software programs, software source documents and formulae, in each case regarding the Nutrition Entities’ current, future or proposed products or services (including information concerning the Nutrition Entities’ research, experimental work, development, design details and specifications, and engineering), and (j) the Nutrition Entities’ website designs, website content, proposed domain names and databases.  As used herein,

“Confidential Information” shall not include any information that (i) is or becomes generally available to or known by the public (other than as a result of a violation of this Section 4.04(b) by Seller or its Representatives); or (ii) from and after the Closing becomes available to Seller or its Representatives on a non-confidential basis from a source other than the Purchaser Group or its Representatives; provided, that such source is not and was not bound by a confidentiality agreement with, or other obligation of secrecy or of a fiduciary nature to, the Purchaser Group of which the Seller has knowledge. If Seller becomes actually aware that Confidential Information is disclosed in violation of this Section 4.04(b), Seller shall promptly notify Purchaser in writing and, as applicable, take all reasonable steps required to prevent further disclosure.  If Seller or its Affiliates or any of their respective officers, directors, members, employees or Affiliates is requested or required (by oral questions, interrogatories, requests for information or documents in legal proceedings, subpoena, civil investigative demand or other similar process or by operation of law) to disclose any Confidential Information, Seller shall, or shall cause its Affiliates to, if legally permissible, provide Purchaser with prompt written notice of such request or requirement, which notice shall, if practicable, be made at least 48 hours prior to making such disclosure, so that Purchaser may seek (at its own expense) a protective order or other appropriate remedy and/or waive compliance with the provisions of this Section 4.04(b).  If, in the absence of a protective order or other remedy or the receipt of such a waiver, Seller or any of its Affiliates or Representatives, as the case may be, is nonetheless, in the opinion of Seller’s counsel, legally required to disclose Confidential Information, then such Person may disclose that portion of the Confidential Information which such counsel advises is legally required to be disclosed, provided that such Person uses its reasonable best efforts to preserve the confidentiality of the Confidential Information, whereupon such disclosure shall not constitute a breach of this Section 4.04(b).

4.05Further Actions; Regulatory Approvals; Required Actions.

(a)Subject to the terms and conditions of this Agreement, each Party shall use its reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other Parties in doing, all things necessary to cause the conditions to the Closing set forth in ARTICLE V to be satisfied as promptly as reasonably practicable and to effect the Closing and consummate the sale of the Nutrition Entities to Purchaser as promptly as reasonably practicable, including (i) making all necessary registrations, declarations, notices or filings (“Filings”) with Governmental Authorities or Third Parties, (ii) not taking any action after the date of this Agreement to materially delay the obtaining of, or result in requiring or not obtaining, any Consent from any Governmental Authorities or Third Parties necessary to be obtained prior to Closing, and (iii) obtaining the HSR Clearance and all other consents, waivers and Permits (“Consents”) of Governmental Authorities that are necessary to consummate the Transactions as promptly as reasonably practicable. The Purchaser Group shall be responsible for 100% of the filing fees associated with any Filings or Consents contemplated by this Section 4.05 with respect to Antitrust Laws.  Aside from the filing fees and except as otherwise set forth in this Agreement, all other fees, costs and expenses shall be borne by the Parties in accordance with Section 4.07.

(b)In connection with and without limiting the generality of Section 4.05(a), each Party shall:

(i)file or cause to be filed with the Department of Justice and the Federal Trade Commission, in consultation and cooperation with the other, as promptly as practicable after the date of this Agreement and, in any event, no later than five (5) Business Days after the date of this Agreement, an appropriate Notification and Report Form pursuant to the HSR Act relating to the Transactions;

(ii)furnish to the other all assistance, cooperation and information reasonably required for any such Filing and in order to achieve the effects set forth in this Section 4.05;

(iii)unless prohibited by applicable Law or by a Governmental Authority, give the other reasonable prior notice of any such Filing and, to the extent reasonably practicable, of any communication with any Governmental Authority relating to the Transactions (including with respect to any of the actions referred to in this Section 4.05(b)) and, to the extent reasonably practicable, permit the other to review and discuss in advance, and consider in good faith the views of, and secure the participation of, the other in connection with any such Filing or communication;

(iv)respond as promptly as practicable to any inquiries received from any Governmental Authority or any other authority enforcing applicable Antitrust Laws for additional information or documentation in connection with antitrust, competition or similar matters and not extend any waiting period under the HSR Act or enter into any agreement with any such Governmental Authority or other authorities not to consummate the Transactions, except with the prior written consent of the other Party; and

(v)unless prohibited by applicable Law or a Governmental Authority, (1) not participate in or attend any meeting (whether in person or via telephone) with any Governmental Authority in respect of the Transactions without the other Party, (2) keep the other Party apprised with respect to any meeting or substantive conversation with any Governmental Authority in respect of the Transactions, (3) cooperate in the filing of any substantive memoranda, white papers, filings, correspondence or other written communications explaining or defending this Agreement or the Transactions, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Authority and (4) furnish the other Party with copies of all substantive correspondence, Filings and communications (and memoranda setting forth the substance thereof) between it and its Affiliates and their respective Representatives, on the one hand, and any Governmental Authority or members of any Governmental Authority’s staff, on the other hand, with respect to this Agreement or the Transactions; provided, however, that the Parties shall be permitted to redact any correspondence, Filing or communication to the extent such correspondence, Filing or communication contains commercially sensitive information.

For the avoidance of doubt, this Section 4.05(b) and Section 4.05(d) shall not apply with respect to Tax matters.

(c)The Purchaser Group shall not, and shall cause its Affiliates not to, take any action, including acquiring any asset, property, business or Person (by way of merger, consolidation, share exchange, investment, other business combination, asset, stock or equity purchase, or otherwise), that would reasonably be expected to have a material adverse affect on obtaining or making any Consent or Filing contemplated by this Section 4.05 or the timely receipt thereof. In furtherance of and without limiting any of the Purchaser Group’s covenants and agreements under this Section 4.05, the Purchaser Group shall take all actions necessary, proper or advisable to avoid or eliminate each and every impediment that may be asserted by a Governmental Authority with respect to the Transactions pursuant to any Antitrust Law, so as to enable the Closing to occur as soon as reasonably possible, which actions (with respect to Antitrust Laws) shall include the following:

(i)defending through litigation on the merits, including appeals, any Claim asserted in any court or other proceeding by any Person, including any Governmental Authority, that seeks to or could prevent or prohibit or impede, interfere with or delay the consummation of the Closing;

(ii)proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of any assets or businesses of the Purchaser Group or its Affiliates or the Nutrition Entities, including entering into customary ancillary agreements on commercially reasonable terms relating to any such sale, divestiture, licensing or disposition;

(iii)agreeing to any limitation on the conduct of the Purchaser Group or its Affiliates (including, after the Closing, the Nutrition Entities); and

(iv)agreeing to take any other action as may be required by a Governmental Authority in order to effect each of the following: (1) obtaining the HSR Clearance and any other Consent of a Governmental Authority under any Antitrust Law that is necessary, appropriate or advisable to consummate the Transactions, (2) avoiding the entry of, or having vacated, lifted, dissolved, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect that prohibits, prevents or restricts consummation of, or impedes, interferes with or delays, the Closing and (3) effecting the expiration or termination of any waiting period, which would otherwise have the effect of preventing, prohibiting or restricting consummation of the Closing or impeding, interfering with or delaying the Closing.

(d)Each of the Parties shall (i) promptly notify the other Parties prior to the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any Governmental Authority with respect to the Transactions, (ii) keep the other Parties informed as to the status of any such request, inquiry, investigation, action or legal proceeding and (iii) promptly inform the other Parties of any communication to or from any Governmental Authority regarding the Transactions, and (iv) promptly notify the other of any notice or other communication from any Person alleging that such Person’s Consent is or may be required in connection with the Transactions, and in each case to keep the other Party reasonably informed with respect thereto.

(e)Prior to the Closing, Seller shall use its reasonable best efforts to obtain the written Consent, in form and substance reasonably acceptable to Purchaser, of (i) the third parties set forth in Section 4.05(e)(i) of the Seller Disclosure Letter and (ii) any other third party (other than a Governmental Authority) listed on Section 4.05(e)(ii) of the Seller Disclosure Letter; provided, however, that Seller, with respect to the those Consents in clause (i), shall not be required to expend material amounts of money, commence any litigation or offer or grant any accommodation (financial or otherwise) to any such third party or any other Person. The Purchaser Group shall use its reasonable best efforts to assist Seller in obtaining each such Consent. Notwithstanding the foregoing, the receipt of any such Consent shall not be a condition to any Party’s obligation to effect the Closing.

4.06Public Announcements

. Except with respect to (a) any Seller Takeover Proposal in accordance with this Agreement or (b) any press release or other public statement that is consistent in all material respects with previous press releases, public disclosures or public statements made by a Party in accordance with this Agreement, including in investor conference calls, Filings with the SEC, Q&As or other publicly disclosed documents, in each case under this clause (b), to the extent such disclosure is still accurate, each of the Parties agrees that no press release or public announcement or disclosure concerning the Transactions shall be issued by any Party without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system, in which case, and in the case of clause (b) above, the Party required or intending to make such release or announcement shall, to the extent reasonably practicable, provide prior written notice to the other Party of the contents of such release or announcement and allow the other Party a reasonable opportunity to comment on such release or announcement in advance of such issuance. The Parties agree that the initial press release to be issued with respect to the execution of this Agreement shall be in a form agreed to by the Parties. For the avoidance of doubt, the foregoing shall not prohibit an Party, or any Affiliate of any Party, from disclosing information (on a confidential basis) to such Party’s investors, potential investors or lenders with respect to the Transactions if such information is of a nature customarily conveyed to investors, potential investors and lenders.

4.07Fees, Costs and Expenses

. Except as provided otherwise in this Agreement, including Section 4.05(a) and ARTICLE VI, all fees, costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such fees, costs or expenses, whether or not the Closing occurs.

4.08Indemnification, Exculpation and Insurance.

(a)[Intentionally omitted.]

(b)The Purchaser Group agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Closing now existing in favor of the current or former directors, officers or employees of the Nutrition Entities, in their capacities as such, as provided in their respective Organizational Documents and any indemnification or other similar Contracts of any Nutrition Entity set forth in Section 4.08(b) of the Seller Disclosure Letter, in each case, as in effect on the date of this

Agreement, shall continue in full force and effect in accordance with their terms (it being agreed that after the Closing such rights shall be mandatory rather than permissive, if applicable, with respect to directors and officers), and the Purchaser Group shall cause the Nutrition Entities to perform their respective obligations thereunder. The Purchaser Group shall not permit any such indemnification, advancement of expenses or exculpation provision to be amended, repealed or otherwise modified after the Closing Date in any manner that would adversely affect the rights of the Nutrition Indemnified Parties thereunder, unless any such amendment, repeal or modification is required by applicable Law. In connection with the foregoing, from and after the Closing, the Purchaser Group agrees that it shall indemnify and hold harmless each individual who at Closing or prior to Closing is a current or former director or officer of any Nutrition Entity (including each individual who becomes, prior to the Closing, a director or officer of any Nutrition Entity), in their capacity as such, who is entitled to indemnification and/or advancement of expenses under the respective Organizational Documents of the Nutrition Entities or other similar Contracts of any Nutrition Entity set forth in Section 4.08(b) of the Seller Disclosure Letter, in each case, as in effect on the date of this Agreement (the “Nutrition Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any Claim, whether civil, criminal, administrative or investigative with respect to matters existing or occurring at or prior to the Closing (including this Agreement, the Transactions and the actions contemplated by this Agreement), arising out of or pertaining to the fact that the Nutrition Indemnified Party is or was a director or officer of any Nutrition Entity, whether asserted or claimed prior to, at or after the Closing, in each case in accordance with such Organizational Documents or such Contracts (including advancement of expenses as provided therein). Any determination required to be made with respect to whether any Nutrition Indemnified Party’s conduct complies with an applicable standard under applicable Law, the applicable Organizational Documents of any Nutrition Entity or applicable indemnification agreements, as the case may be, shall, if requested by such Nutrition Indemnified Party, be made by independent legal counsel to be agreed upon by the Nutrition Indemnified Party and Purchaser acting reasonably.

(c)In the event that the Purchaser Group or any Nutrition Entity or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its assets to any Person, then, and in each such case, the Purchaser Group or such Nutrition Entity, as applicable, shall cause proper provision to be made so that the successors and assigns of the Purchaser Group or such Nutrition Entity, as applicable, assume the covenants and agreements set forth in this Section 4.08.

(d)The provisions of this Section 4.08 (i) shall survive the Closing for a period of six (6) years, (ii) are intended to be for the benefit of, and shall be enforceable by, each indemnified or insured party (including the Nutrition Indemnified Parties), his or her heirs and his or her representatives, all of which, are express third-party beneficiaries of this Section 4.08 and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

4.09Seller Names and Marks

. Except as set forth in this Section 4.09, from and after the Closing, the Purchaser Group shall not use, or permit any of its Affiliates to use, any Seller Names and Marks in the operation or ownership of the Nutrition Entities (including the Business)

and the Purchaser Group shall, as soon as practicable, and in any event within twelve (12) months following the Closing Date, remove, strike over or otherwise obliterate all the Seller Names and Marks from all materials, including signage, vehicles, facilities, business cards, schedules, stationery, packaging materials, displays, promotional materials, manuals, forms, software or other materials and products. However, for clarity, the foregoing sentence does not require the Purchaser Group or its Affiliates to remove any Seller Names and Marks solely to the extent they are included as of the Closing Date in any source code, internal programmer help files, internal build materials, internal product development materials or other internal documents, policies and materials, to the extent not publicly displayed. Furthermore, without limiting either Party’s obligations regarding confidentiality, public statements or other matters under this Agreement, this Section 4.09 shall not be construed to prohibit the Purchaser Group or its Affiliates from referring to the Seller Names and Marks in factual descriptions of Seller’s prior ownership of the Business for historical or informational purposes, provided that such marks are not used as a Trademark. From and after the Closing until such removal occurs (and in any event no later than twelve (12) months following the Closing Date), subject to the terms and conditions hereof, Seller hereby grants the Purchaser Group and its Affiliates a limited, personal, non-assignable and non-sublicensable (except to contractors engaged to perform services with respect to the Business and as sublicensed by Seller or any of the Nutrition Entities in connection with the Business prior to the Closing Date), non-exclusive license to use the Seller Names and Marks solely in connection with operating the Business and transitioning to new names and marks in accordance with this Section 4.09. Any use by the Purchaser Group or any of its Affiliates of any of the Seller Names and Marks as permitted in this Section 4.09 is subject to their use of the Seller Names and Marks in a form and manner, and with standards of quality, of that in effect for the Seller Names and Marks as of the Closing Date. Seller acknowledges and agrees that the Nutrition Entities’ current use of the Seller Names and Marks meets such usage requirements and the current operations, products and services meet standards of quality. The Purchaser Group and its Affiliates shall not use the Seller Names and Marks in a manner that reflects negatively on such Seller Names and Marks or on Seller or its Affiliates.

4.10Insurance

.

(a)At or prior to the Closing, Seller shall use its reasonable best efforts to cause each of the Nutrition Entities be named as an insured under the insurance policies set forth in Section 4.10 of the Seller Disclosure Letter, to the extent the Nutrition Entities are not already named as insureds. With respect to each insurer that has agreed to this change, Seller shall deliver to Purchaser an endorsement or other documentation evidencing the change.

(b)For as long as reasonably necessary following the Closing Date: (i) at the request of Purchaser, Seller shall reasonably cooperate with and assist Purchaser and the Nutrition Entities in pursuing insurance coverage for any loss, liability, damage or expense relating to the assets, business, operations, conduct, products, directors, officers, and employees of any of the Nutrition Entities (each, an “Insurance Claim”) that is covered under the D&O Tail or the Seller insurance policies maintained at any time prior to the Closing Date by Seller; and (ii) Seller shall forward to Purchaser (and/or Purchaser’s designees), as soon as reasonably practicable, copies of any and all notices to the Person named on such Seller insurance policy (the “Named Insured”) or to any Person insured under such Seller insurance policy (the “Insured”) of material changes in the terms and conditions of the Seller insurance policies that relate to or affect Insurance Claims, as well as copies of any Insurance Claims-related correspondence or information that are delivered to Seller by the insurance companies under the Seller insurance policies, including any new Insurance Claims asserted or filed against the Nutrition Entities.

(c)From and after the Closing, except pursuant to the Transition Services Agreement and as otherwise set forth in Section 4.08 and this Section 4.10, (a) Seller shall have no obligation to purchase or maintain insurance for the Nutrition Entities, the Business and the operations, assets and Liabilities in respect thereof, under any of Seller’s or its Affiliates’ insurance policies or by any of their self-insured programs, and (b) neither the Purchaser Group nor any of its Affiliates (including, for the avoidance of doubt, the Nutrition Entities) shall have any access, right, title or interest in or to any such insurance policies or self-insured programs (including to all claims and rights to make claims and all rights to proceeds) to cover the Business or the operations, assets or Liabilities in respect thereof. From and after the Closing, the Purchaser Group shall be responsible for securing, except pursuant to the Transition Services Agreement and as otherwise set forth in Section 4.08 and this Section 4.10, all insurance it considers appropriate for the Business and the operations, assets and Liabilities in respect thereof.

4.11Termination of Affiliate Contracts; Intercompany Arrangements.

(a)Except for this Agreement and any Ancillary Agreement, at or prior to the Closing, Seller shall terminate, or cause to be terminated, all Affiliate Contracts, and shall release each Nutrition Entity, or cause each Nutrition Entity to be released, from all covenants, agreements, liabilities and obligations under such Affiliate Contracts, whether arising prior to, at or after the Closing, in each case, to be effective at or prior to the Closing.

(b)All intracompany (payables and receivables) accounts between Seller, its Affiliates or any of its Subsidiaries (other than the Nutrition Entities), on the one hand, and any Nutrition Entity on the other hand, that remain in existence immediately prior to the Closing, shall hereby be cancelled and settled without consideration or further liability to any Party and without the need for any further documentation, effective immediately prior to the Closing.

4.12Third Party Financing

.

(a)Without limitation of (and in addition to) the obligations of Parent under other sections of this Agreement relating to the Financing or any alternate financing, subject solely to the terms and conditions of the Equity Commitment Letter, Parent shall use its reasonable best efforts to cause the Equity Financing Source to comply with the terms of the Equity Commitment Letter and, subject solely to the terms and conditions of the Preferred Equity Commitment Letter and the Debt Commitment Letter, Parent and Purchaser shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to arrange the Preferred Equity Financing and the Debt Financing at the Closing, including using each of Parent’s and Purchaser’s reasonable best efforts to: (i) maintain in effect the Commitment Letters and the Financing; (ii) promptly satisfy all conditions that are within its control applicable to the Purchaser Group and its Affiliates to obtaining both the Preferred Equity Financing set forth in the Preferred Equity Commitment Letter and the Debt Financing set forth in the Debt Commitment Letter (subject to any market flex provisions in the Fee Letter) and the definitive documents relating thereto (including by, upon satisfaction or waiver of the conditions to the Equity Financing and the satisfaction or waiver of the conditions hereunder, using reasonable best efforts to consummate the Equity Financing pursuant to the terms of the Equity Commitment Letter and this Agreement, and making payment of any fees and expenses required as a condition to the Preferred Equity Financing and any commitment, engagement, or placement fees required as a condition to the Debt Financing payable on the Closing Date (in each case, which may be paid or satisfied from the proceeds of the Financing)); (iii) enter into definitive agreements with respect thereto on the terms and conditions contemplated by the Preferred Equity Commitment Letter and the Debt Commitment Letter (subject to any market flex provisions in the Fee Letter), as applicable; (iv) enforce its rights under the Commitment Letters; (v) effect the issuance and sale to the Preferred Equity Investor of the Preferred Equity Securities pursuant to the terms and conditions set forth in the Preferred Equity Commitment Letter and draw down and consummate the Debt Financing if the conditions to availability of the Preferred Equity Financing and the Debt Financing, respectively, have been satisfied or waived at the time the conditions set forth in ARTICLE V are satisfied; and (vi) upon satisfaction or waiver of the conditions to the Equity Financing at the time the conditions set forth in ARTICLE V are satisfied, cause the Equity Financing Source to fund the Equity Financing at Closing (including through litigation).

(b)In the event any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Commitment Letters (subject, with respect to the Debt Commitment Letter, to any market flex provisions in the Fee Letter), Parent shall immediately notify Seller and shall use its reasonable best efforts to arrange to obtain alternative and/or supplemental financing (whether in the form of debt, equity or other financing) from alternative sources in an amount sufficient, when combined with the funds under the Equity Commitment Letter or any other available debt or equity financing sources, to consummate the Transactions promptly following the occurrence of such event but in all cases at or prior to Closing. Parent shall give Seller prompt notice of any actual or threatened breach or default by any party of the Commitment Letters of which Parent becomes aware or any actual or putative termination of the Commitment Letters and, if applicable, obtain and promptly provide Seller copies of any alternative financing commitments and documentation (“New Commitment Letter(s)”), which New Commitment Letter(s) will replace the applicable existing Commitment Letter(s). In the event that any New Commitment Letters are obtained, (A) any reference in this Agreement to the “Commitment Letters” will be deemed to include the Commitment Letters to the extent not superseded by a New Commitment Letter at the time in question and any New Commitment Letters to the extent then in effect; and (B) any reference in this Agreement to the “Financing,” “Equity Financing,” “Preferred Equity Financing” or “Debt Financing” means the financing contemplated by the Commitment Letters, as applicable, as modified pursuant to the foregoing. Parent shall keep Seller informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Financing or any alternative financing, including any delays or threatened delays in such efforts. Parent shall not, without Seller’s prior written consent, permit any amendment or modification to be made to, any waiver of any provision or remedy under, or any substitution or reduction of the commitments of the financing sources party to, the Commitment Letters and/or the related definitive documentation, and, if applicable, the alternative financing commitment arrangements and definitive agreements, that would, or would reasonably be expected to, (i) reduce the aggregate amount of the Financing, including by changing the amount of the fees to be paid or the original issue discount of the Financing, unless the aggregate amount of the Financing, together with other financial resources available to Parent, is sufficient to consummate the Transactions;

(ii) impose new or additional conditions or other terms or otherwise expand, amend or modify any of the conditions to the receipt of the Financing or any other terms to the Financing that would reasonably be expected to prevent, impede or delay the timely consummation of the Financing or the Closing; (iii) materially adversely impact the ability of Parent or Purchaser, as applicable, to enforce its rights against the other parties to the Commitment Letters or the definitive agreements with respect thereto; or (iv) prevent, impede or materially delay the timely consummation of the Financing or the Closing.  In the event that one or more of the Persons obligated to provide a portion of the equity under the Equity Commitment Letter or, if applicable, the alternative financing commitment arrangement and definitive agreements, fails or threatens to fail to provide its respective portion of such equity financing in the event that all conditions contained in the Equity Commitment Letter have been satisfied or waived, Parent shall, at the written request of Seller, promptly commence an enforcement proceeding against any such defaulting Person or Persons in which Parent will use its reasonable best efforts to compel such defaulting Person or Persons to provide its portion of such equity financing on the Closing Date. Seller shall be entitled to participate in any such litigation with counsel of its choice (at Seller’s expense).

(c)The Seller shall, and shall cause its and each of the Nutrition Entities’ respective officers, employees, accountants, counsel, representatives and advisors to, provide such reasonable cooperation with the arrangement, obtaining, syndication and consummation of the Preferred Equity Financing and the Debt Financing (including the satisfaction of the conditions precedent set forth therein) as may be reasonably requested by Parent or Purchaser, including (i) participation in a reasonable number of meetings, drafting sessions, rating agency presentations, and lender meetings and due diligence presentations; (ii) assisting as is reasonably necessary with the preparation of customary materials for rating agency presentations, lender presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar customary documents required in connection with the Preferred Equity Financing and the Debt Financing, and otherwise reasonably cooperating with the customary efforts of Purchaser and Parent in connection with the issuance and sale of the Preferred Equity Securities contemplated by the Preferred Equity Commitment Letter and the customary marketing efforts of Purchaser and the Debt Financing Source for any portion of the Debt Financing; (iii) furnishing Purchaser, the Preferred Equity Investor and the Debt Financing Source with all pertinent information regarding the Nutrition Entities as may be reasonably requested by Purchaser (and/or the Preferred Equity Investor and the Debt Financing Source) and as is customary in connection with the Preferred Equity Financing and Debt Financing to be included in offering memoranda, prospectuses, information memoranda and other marketing and/or syndication materials for the Preferred Equity Financing and the Debt Financing, including, for the avoidance of doubt, customarily required financial statements (including, without limitation, unaudited quarterly consolidated balance sheets and related unaudited statements of operations and cash flows of the Business for each fiscal quarter ending after June 30, 2020 and at least forty five (45) days prior to the Closing Date); (iv) providing to the Debt Financing Source (A) all documentation and other information relating to Seller and each of the Nutrition Entities as may be required by regulatory authorities or reasonably requested by Purchaser in connection with applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT ACT, Title III of Pub. L. 107-56 (signed into law October 26, 2001), and (B) a certification regarding beneficial ownership required by 31 C.F.R. Section 1010.230 in relation to any Borrower or Guarantor (each as defined in the Debt Commitment Letter) that qualifies as a “legal entity customer” in connection with such certification; (v) cooperating with the Debt Financing Source’s reasonable due diligence investigation and evaluation of the business, assets and properties of Seller and the Nutrition Entities for the purpose of establishing collateral arrangements and otherwise reasonably facilitating the pledging of collateral and execution and delivery of definitive pledge and security documents, credit agreements and other financing documents as may be reasonably requested by Purchaser or the Debt Financing Source to consummate the Debt Financing, (vi) obtaining Lien terminations and instruments of discharge to be delivered at the Closing as required by Section 4.17, as well as any customary insurance certificates, (vii) executing and delivering customary authorization and representation letters with respect to any information memoranda and other syndication materials for the Debt Financing; and (viii) providing any information necessary or reasonably requested by Purchaser to facilitate Purchaser’s preparation of unaudited pro forma consolidated financial statements as of and for the four-quarter period ended on June 30, 2020 (or any subsequent fiscal quarter for which financial statements have been delivered pursuant to clause (iii) above), prepared to give effect to the transactions contemplated by this Agreement; provided that, in each case set forth above, Seller and its Subsidiaries shall not be required to (i) waive or amend any terms of this Agreement or agree to pay any fees or reimburse any expenses in connection with the Financing for which it will not be reimbursed or indemnified by the Purchaser Group, except for any such fees or expenses to be incurred by the Nutrition Entities from and after the Closing (for the avoidance of doubt, it being understood, however, that Seller and its Subsidiaries shall bear all costs and expenses of their financial statements to the extent listed in Section 4.12(c) of the Seller Disclosure Letter); (ii) enter into any definitive agreement (other than customary authorization and representation letters) that is not conditioned on Closing having occurred; (iii) have any liability or obligation under any purchase agreement, investor agreement, loan agreement or any other agreement or document related to the Preferred Equity Financing or the Debt Financing (except for any such liabilities or obligations to be incurred by the Nutrition Entities from and after the Closing); (iv) take any action that, in the good faith determination of Seller, would unreasonably interfere with the conduct of the business of Seller and its Subsidiaries or create a risk of damage or destruction to any property or assets of Seller or any of its Subsidiaries; (v) take any action that could reasonably be expected to result in a contravention, violation or breach of, or default under, this Agreement, any Organizational Document of Seller or its Subsidiaries, any Nutrition Material Contract or other material contract of Seller or applicable Law; (vi) provide access to or disclose information that would result in waiving any attorney-client privilege, work-product or similar privilege, (vii) take any action that would contravene any position taken in any tax return or financial statements of Seller or any of its Subsidiaries, or (viii) pay any placement, commitment or other similar fee or incur any other expense, cost or liability in connection with the Financing prior to the Closing, except for any liabilities that are conditioned on the Closing having occurred. The Purchaser Group shall, promptly upon request by Seller, reimburse Seller for all reasonable and documented out-of-pocket costs incurred by Seller or its Subsidiaries in connection with such cooperation. Seller hereby consents to the use of the logos of the Nutrition Entities in connection with the Financing; provided that such logos are used solely in a manner that is not intended or reasonably likely to harm or disparage Seller or its Affiliates or the reputation or goodwill of Seller and its Affiliates and their respective marks.  The Purchaser Group shall, on a joint and several basis, indemnify and hold harmless Seller, its Subsidiaries, and its and their Affiliates and Representatives, for and against any and all Losses suffered or incurred by them in connection with the arrangement of Financing or any alternative financing and any information utilized in connection therewith (other than arising from information provided by Seller or its Affiliates), except in the event such Losses arose out of or result from the willful misconduct, gross negligence or intentional fraud by Seller, its Affiliates or any of their Representatives (acting on its behalf).

(d)All non-public or other confidential information provided by Seller or any of its Representatives pursuant to this Agreement shall be kept confidential in accordance with the Confidentiality Agreement, except that Parent and Purchaser will be permitted to disclose such information to any financing sources or prospective financing sources and other financial institutions and investors that are or may become parties to the Financing and to any underwriters, initial purchasers or placement agents in connection with the Financing (and, in each case, to their respective counsel and auditors), in each case on a confidential basis.

(e)For the avoidance of doubt, the Purchaser Group’s obligation to effect the Closing shall not be subject to the Purchaser Group obtaining any financing, including any Preferred Equity Financing or Debt Financing, or to the performance of any party to any Commitment Letter of such party’s obligations thereunder.

4.13Transition Matters.

(a)During the period between the date of this Agreement and the Closing, in furtherance of the Transactions, the Parties shall, and shall cause their Affiliates to, cooperate in good faith and use their commercially reasonable efforts to begin implementing those transition items identified in the Transition Services Agreement as “Critical Activities for the Parent to Complete by Day One” for the migration and integration of the Business out of the business of Seller and into the business of the Purchaser Group, in each case, subject to compliance with applicable Law. Such cooperation shall include each Party using commercially reasonable efforts to take the following actions:

(i)promptly after the date of this Agreement, appointing a transition manager whose primary responsibility would be to plan and execute such transition and manage such Party’s transition team of the Business from the other operations of Seller;

(ii)promptly after the date of this Agreement, reviewing the technology, business operations and administration capabilities to be so transitioned or migrated, taking into account any issues of separation;

(iii)establishing transition teams;

(iv)setting regular meetings of such transition teams during the period between the date of this Agreement and the Closing; and

(v)making available appropriate knowledgeable business, operations, administration and technology personnel and any other personnel reasonably needed for such transition and migration planning;

provided that all such activities shall be in compliance with applicable Law.

(b)To the extent Seller does not complete those items set forth in the Transition Services Agreement as “Critical Activities for the Parent to Complete by Day One” on or prior to the Closing, each Party shall (i) through their respective transition teams, cooperate in good faith with the other Party and use commercially reasonable efforts to review the schedules to the Transition Services Agreement and (ii) negotiate in good faith any amendment, update or supplement to the schedules to the Transition Services Agreement that is reasonably required by Purchaser to incorporate additional services to be provided by Seller in light of such “Critical Activities for the Parent to Complete by Day One” items not being completed by Closing, which such service shall be provided at no additional cost to Purchaser.

4.14Restrictive Covenants

. For a period of thirty-six (36) months from and after the Closing Date (the “Restricted Period”):

(a)[Intentionally omitted.]

(b)[Intentionally omitted.]

(c)For a period commencing on the date of this Agreement continuing through the Restricted Period (or the earlier termination of this Agreement), Seller shall not (and shall cause its Affiliates not to), directly or indirectly, personally or through any other Person, recruit, solicit for hire, hire or enter into a consulting arrangement with (on Seller’s own behalf or on behalf of any other Person) any person who was a Business Employee as of the date hereof (or the preceding six months), as of the time period between the date hereof and Closing, or as of the Closing Date (it being the intent of the Parties that this shall include those employees of Seller whose offer letters governing employment are contemplated to be assigned to the Nutrition Entities pursuant to Section 4.15(a)) to leave or stop working for such Nutrition Entity for the purpose of working for any Person, unless such employee’s employment has been terminated after the Closing by such Nutrition Entity or the Purchaser Group, as applicable.

(d)For a period commencing on the date of this Agreement continuing through the Restricted Period (or the earlier termination of this Agreement), Parent, Purchaser and the Nutrition Entities and their Subsidiaries shall not, directly or indirectly, personally or through any other Person, recruit, solicit for hire, hire or enter into a consulting arrangement with (on their own behalf or on behalf of any other Person) any person who was an employee of Seller or any of its Subsidiaries (other than a Business Employee) as of the date hereof (or the preceding six months), as of the time period between the date hereof and Closing, or as of the Closing Date (it being the intent of the Parties that this shall not include those employees of Seller or its Subsidiaries whose offer letters governing employment are contemplated to be assigned to the Nutrition Entities pursuant to Section 4.15(a)) to leave or stop working for Seller or its Subsidiaries for the purpose of working for any Person, unless such employee’s employment has been terminated after the Closing by Seller or its Subsidiaries, as applicable.

4.15Employee Matters.

(a)Immediately prior to the Closing Date, Seller shall, or shall cause its Affiliates to, assign the offer letters governing the employment of the Business Employees (to the extent they remain employed by Seller or any of its Affiliates as of such time) set forth in Section 4.15(a) of the Seller Disclosure Letter from Seller or its Affiliate to a Nutrition Entity. Seller shall retain all liabilities, costs, and expenses with respect to the actions set forth in this Section 4.15(a)

including any severance or other termination-related payments that result from such actions. If, prior to the Closing, Seller or the Purchaser Group obtains (and Seller and the Purchaser Group shall use their reasonable best efforts to obtain) a written representation (the “Disability Representation”) from the insurance carrier(s) that will provide short-term disability and long-term disability coverage on behalf of the Nutrition Entities after the expiration of the applicable service to be provided under the Transition Services Agreement stating that Inactive Business Employees shall be eligible for coverage under the short-term disability and long-term disability plans sponsored by the Nutrition Entities after the expiration of the applicable service to be provided under the Transition Services Agreement without incurring any extraordinary costs or expenses, then each Inactive Business Employee shall remain or become, as applicable, an employee of the Nutrition Entities at the Closing.  If the Disability Representation cannot (after reasonable best efforts by Seller and the Purchaser Group) be obtained prior to the Closing, then (a) Seller shall use reasonable best efforts to ensure that the Inactive Business Employees remain covered under Seller’s short-term disability and long-term disability plans sponsored by Seller effective at the Closing and (b) immediately following the date on which such Inactive Business Employee returns to active duty and subject to receipt of notice from Seller at least five (5) Business Days prior to such date, Purchaser shall, or shall cause one of its Affiliates to, provide an offer of employment to such Inactive Business Employee.  For the avoidance of doubt, Purchaser shall be under no obligation to offer employment to any Inactive Business Employee who has not returned to active employment on or prior to the date on which such Inactive Business Employee is entitled to reinstatement pursuant to applicable Law (the “Last Reinstatement Date”). Purchaser shall reimburse Seller for the reasonable costs and expenses associated with the continued coverage of such Inactive Business Employees under the short-term disability and long-term disability plans sponsored by Seller for the duration of the period that such Inactive Business Employees receive short-term disability and long-term disability benefits under the plans sponsored by Seller following the Closing Date. For purposes of this Section 4.15(a), “Inactive Business Employee” means any Business Employee who is employed at a Nutrition Entity, or any Business Employee set forth in Section 4.15(a) of the Seller Disclosure Letter, and is on short-term disability or long-term disability immediately prior to the Closing Date

(b)From the Closing Date until the first anniversary of the Closing Date (the “Benefits Continuation Period”), the Purchaser Group shall provide, or cause to be provided, for those Business Employees who continue as employees of the Nutrition Entities and those Business Employees set forth in Section 4.15(a) of the Seller Disclosure Letter, during all or a portion of the Benefits Continuation Period (the “Continuing Employees”), (i) at least the same base salary or hourly wage rate and annual target cash bonus opportunities that were in effect for such Continuing Employees immediately prior to the Closing Date (except that from and after the Closing Date, the Purchaser Group shall, and shall cause the Nutrition Entities to, restore to pre-reduction levels the base salaries of all Continuing Employees who were subject to base salary reductions described in Section 4.15(b) of the Seller Disclosure Letter); and (ii) employee benefits (excluding equity, phantom equity, retention bonus, transaction bonus, defined benefit pension, deferred compensation, retiree medical insurance, and retiree life insurance plans, programs, agreements or arrangements) that are substantially similar in the aggregate to the employee benefits (excluding equity, phantom equity, retention bonus, transaction bonus, defined benefit pension, deferred compensation, retiree medical insurance, and retiree life insurance plans, programs, agreements or arrangements) provided to such Continuing Employees immediately prior to the Closing Date.

(c)The Purchaser Group shall use commercially reasonable efforts to (i) waive, or cause to be waived, any applicable pre-existing condition exclusions and waiting periods with respect to participation and coverage requirements in any replacement or successor welfare or fringe benefit plan of the Purchaser Group or any of its Affiliates in which a Continuing Employee is eligible to participate following the Closing Date to the extent such exclusions or waiting periods were inapplicable to, or had been satisfied by, such Continuing Employee immediately prior to the Closing Date under the analogous Nutrition Benefit Plan in which such Continuing Employee participated, (ii) provide, or cause to be provided, each Continuing Employee with credit for any co-payments and deductibles paid prior to the Closing Date (to the same extent such credit was given under the analogous Nutrition Benefit Plan prior to the Closing Date) in satisfying any applicable deductible or out-of-pocket requirements, and (iii) recognize, or cause to be recognized, service prior to the Closing Date with Seller or the Nutrition Entities for purposes of eligibility to participate, vesting, and, for severance and vacation only, determination of level of benefits and benefits accrual, to the same extent such service was recognized by Seller or the Nutrition Entities under the analogous Nutrition Benefit Plan in which such Continuing Employee participated immediately prior to the Closing Date; provided, however, that the foregoing shall not apply to the extent it would result in any duplication of benefits for the same period of service.

(d)From and after the Closing Date, the Purchaser Group shall honor, agree to be bound by, and fulfill any outstanding obligations under, in accordance with its terms, (i) each employment, change in control (excluding, for the avoidance of doubt, any change in control provisions set forth in any equity awards granted under the Seller Stock Plans held by Business Employees), severance, retention and termination protection plan or agreement of or between Seller or any of the Nutrition Subsidiaries and any current or former officer, director or employee set forth in Section 4.15(d) of the Seller Disclosure Letter and (ii) all obligations under the 2020 year-end bonus program (for Business Employees working in the contact center) and all obligations under the 2020 bonus program (for all other Business Employees), which bonuses shall be paid in accordance with the terms of such bonus programs. The Purchaser Group acknowledges that the consummation of the Transactions will constitute a change in control of Nutrition Topco to the extent such is applicable under the terms of Seller’s and the Nutrition Entities’ employee plans, programs, arrangements and Contracts containing provisions triggering payment, vesting or other rights upon a change in control or similar transaction.

(e)From and after the Closing, Seller shall be solely responsible for all liabilities, costs, and expenses accrued prior to the Closing Date and related to any Nutrition Benefit Plan that is not sponsored by a Nutrition Entity.

(f)The Purchaser Group, for a period commencing at the Closing Date and ending ninety (90) days thereafter, shall not effectuate a “plant closing” or “mass layoff” as those terms are defined in WARN affecting in whole or in part any site of employment, facility, or operating unit of the Purchaser Group or any of the Nutrition Entities, and shall cause the Purchaser Group and each of the Nutrition Entities not to take any such action after such ninety (90) day period without complying with all provisions of WARN.

(g)  Prior to the Closing, Seller shall execute the documentation in substantially the form set forth in Section 4.15(g) of the Seller Disclosure Letter and provide such executed documentation to Purchaser at or prior to the Closing. From and after the Closing, to the extent that under any confidentiality, non-solicitation of customers, non-solicitation of employees or consultants, non-interference, indemnification, noncompetition, non-disparagement or similar Contracts between the Seller or its Affiliates, on the one hand, and a third party (including any employees that service the Business), on the other hand, with respect to the Business are not assigned to Purchaser pursuant to this Agreement, from and after the Closing, the Seller shall (and shall cause its applicable Affiliates to) at the written request of the Purchaser or its Affiliates use commercially reasonable efforts (at Nutrition Topco’s sole expense) to cooperate with and assist Purchaser or its Affiliates in asserting new claims thereunder relating to the Business for the benefit of the Purchaser and its Affiliates, and the Seller shall not (and shall cause its Affiliates not to) terminate or materially modify any such Contract or waive or release any materials right under any such Contract without Purchaser’s prior written consent.

(h)Notwithstanding any other provision of this Agreement to the contrary, the Purchaser Group shall provide Continuing Employees whose employment terminates during the Benefits Continuation Period with severance benefits no less favorable than the severance benefits that would have been provided in accordance with Seller’s or the Nutrition Entities’ severance plans or agreements set forth on Section 4.15(d) of the Seller Disclosure Letter to the extent applicable to such Continuing Employee immediately prior to the Closing Date, if any.

(i)From the date hereof through the Closing Date, Seller shall, and shall cause its Affiliates to, use reasonable best efforts to cooperate with the Purchaser Group with respect to payroll administration, establishing new employee benefit plan and employee benefit plan administration, and such other integration efforts related to the Continuing Employees as reasonably requested by the Purchaser Group.

(j)Nothing contained in this Agreement, whether express or implied, (i) shall be treated as an amendment or other modification of any Nutrition Benefit Plan, (ii) shall create any third-party beneficiary rights in any Person, (iii) shall create any right to continued employment with respect to any person or any right to compensation or benefits of any nature or kind whatsoever, or (iv) subject to the requirements of this Section 4.15, shall limit the right of the Purchaser Group to amend, terminate or otherwise modify any Nutrition Benefit Plan following the Closing Date.

4.16Nutrition Equity and Cash Awards

. Seller shall treat the equity and cash awards described in Section 4.16 of the Seller Disclosure Letter in accordance with the terms set forth in Section 4.16 of the Seller Disclosure Letter.

4.17Lien and Guaranty Release Letters

. Seller shall deliver to Purchaser prior to the Closing customary Lien release letters and other necessary documentation from the applicable agent(s) under the Credit Agreement confirming the automatic release and discharge of all guarantees and other obligations of, and Liens upon the assets of and equity interests in, the Nutrition Entities pursuant to the Credit Agreement and the documents related thereto upon consummation of the Closing, including (a) the release of each Nutrition Entity from all covenants, agreements, liabilities and obligations under the Credit Agreement, including expressly being released as a guarantor with respect thereto, (b) the release of related security interests in the assets of, and equity interests in, the Nutrition Entities (the “Nutrition Entities Collateral”), and authorizing the filing and/or delivery by Purchaser (or its designee) of UCC-3 termination statements and other required termination statements or notices (including, without limitation, as applicable, intellectual property security interest terminations, deposit account control agreement terminations and collateral access agreement terminations) solely with respect to the Nutrition Entities Collateral and (c) providing for the delivery to Purchaser (or its designee (including any Debt Financing Source)), promptly (but in any event within three (3) Business Days) following consummation of the Closing, of any possessory Nutrition Entities Collateral held by the applicable agent(s) or any lender (if applicable) under the Credit Agreement (including, without limitation, (i) any certificates evidencing equity interests of the Nutrition Entities and (ii) a written confirmation that that certain Global Intercompany Note, dated March 8, 2019, by and among certain of Seller’s Subsidiaries has been destroyed and cancelled)), in order to effect the release and termination of such Liens on such Nutrition Entities Collateral. Prior to the Closing, Seller deliver to Purchaser the documentation described in, and shall cause Nutrition Topco to take the actions described in, Section 4.17 of the Seller Disclosure Letter.

4.18R&W Insurance Policy

.  Purchaser hereby acknowledges and agrees that the R&W Insurance Policy shall at all times provide that the insurer shall have no, and shall waive and not pursue any and all, subrogation rights against Seller or any of its Subsidiaries (other than the Nutrition Entities) or Representatives (except in the case of Fraud by the Seller) and Seller, its Subsidiaries (other than the Nutrition Entities) and its Representatives shall be third party beneficiaries of such waiver.  Any costs and expenses related to the R&W Insurance Policy, including the total premium, underwriting costs, brokerage commission for the Purchaser’s broker, Taxes related to such policy and other fees and expenses of such policy shall be borne by the Purchaser Group.  The Purchaser Group shall not seek to make, enter into or consent to any amendment to the R&W Insurance Policy that would adversely affect the rights of Seller or any of its Subsidiaries (other than the Nutrition Entities) or Representatives without Seller’s prior written consent.

ARTICLE V
CONDITIONS PRECEDENT

5.01Conditions to Each Party’s Obligation to Effect the Transactions

. The obligation of each Party to effect the Closing is subject to the satisfaction or waiver (by such Party) at or prior to the Closing of the following conditions:

(a)HSR Clearance. The waiting period (and any extension of such period) under the HSR Act applicable to the Transactions shall have expired or otherwise been terminated (the “HSR Clearance”).

(b)No Legal Restraints. No Law and no Order, whether preliminary, temporary or permanent, shall be in effect that would restrain, enjoin, prevent, prohibit or make illegal the consummation of the Transactions on the terms contemplated by this Agreement (any such Law or Order, a “Legal Restraint”), and no proceeding or lawsuit shall be pending by any Governmental Authority or other Person for the purpose of obtaining any such Legal Restraint.

5.02Conditions to Obligations of Seller

. The obligation of Seller to effect the Closing is further subject to the satisfaction or waiver (by Seller) at or prior to the Closing of the following conditions:

(a)Representations and Warranties. (i) The representations and warranties contained in Section 3.01(a) (Corporate Organization) (first sentence only), 3.02 (Corporate Authorization), and 3.03(a) (No Conflict) shall be true and correct in all respects at and as of the Closing Date as if made at and as of such date (except to the extent any such representation or warranty is expressly made as of an earlier date or time, in which case as of such earlier date or time), except for de minimis inaccuracies, and (ii) the other representations and warranties of the Purchaser Group contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Purchaser Material Adverse Effect” set forth therein) at and as of the Closing Date as if made at and as of such date (except to the extent any such representation or warranty is expressly made as of an earlier date or time, in which case as of such earlier date or time), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Purchaser Material Adverse Effect” set forth therein) have not had and would not reasonably be expected to result in, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b)Performance of Covenants and Agreements of the Purchaser Group. The Purchaser Group shall have (i) performed in all material respects all covenants and obligations required to be performed and complied with by them under this Agreement at or prior to the Closing and (ii) delivered to Seller each of the documents pursuant to Section 1.06(b).

(c)Officer’s Certificate. Seller shall have received a certificate signed on behalf of the Purchaser Group by an executive officer of the Purchaser Group certifying the satisfaction by the Purchaser Group of the conditions set forth in Section 5.02(a) and Section 5.02(b).

5.03Conditions to Obligations of the Purchaser Group

. The obligation of the Purchaser Group to effect the Closing is further subject to the satisfaction or waiver (by Purchaser) at or prior to the Closing of the following conditions:

(a)Representations and Warranties. (i) The Fundamental Representations set forth in Section 2.02(a) (the second and third sentences only), Section 2.02(b), Section 2.02(f) and Section 2.03 shall be true and correct in all respects at and as of the Closing Date as if made at and as of such date (except to the extent any such representation or warranty is expressly made as of an earlier date or time, in which case as of such earlier date or time), (ii) the other Fundamental Representations shall be true and correct in all respects at and as of the Closing Date as if made at and as of such date (except to the extent any such representation or warranty is expressly made as of an earlier date or time, in which case as of such earlier date or time), except for de minimis inaccuracies, and (iii) the other representations and warranties of Seller contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Business Material Adverse Effect” set forth therein) at and as of the Closing Date as if made at and as of such date (except to the extent any such representation or warranty is expressly made as of an earlier date or time, in which case as of such earlier date or time), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Business Material Adverse Effect” set forth therein) have not had and would not reasonably be expected to result in, individually or in the aggregate, a Business Material Adverse Effect.

(b)Performance of Covenants and Agreements of Seller. Seller shall have (i) performed in all material respects all covenants and obligations required to be performed or complied with by it under this Agreement at or prior to the Closing and (ii) delivered to Purchaser each of the documents pursuant to Section 1.06(a).

(c)Absence of Business Material Adverse Effect. Since the date of this Agreement, no Business Material Adverse Effect shall have occurred and be continuing.

(d)Officer’s Certificate. Purchaser shall have received a certificate signed on behalf of Seller by an executive officer of Seller certifying the satisfaction by Seller of the conditions set forth in Section 5.03(a), Section 5.03(b) and Section 5.03(c).

ARTICLE VI
TERMINATION, AMENDMENT AND WAIVER

6.01Termination Rights; Termination Procedure.

(a)Termination by Mutual Agreement. Seller and Purchaser shall have the right to terminate this Agreement at any time prior to the Closing by mutual written agreement.

(b)Termination by Either Seller or Purchaser. Each Party shall have the right to terminate this Agreement, at any time prior to the Closing, if:

(i)the Closing shall not have occurred by 5:00 p.m. Nashville, Tennessee time on the date that is ninety (90) days after the date of this Agreement (the “End Date”); provided, however, that neither Seller nor Purchaser may terminate this Agreement pursuant to this Section 6.01(b)(i) if it is in breach of any representation or warranty or its covenants or agreements and such breach has caused or resulted in the failure of the Closing to have occurred on or prior to the 5:00 p.m. Nashville, Tennessee time on the End Date; or

(ii)the condition set forth in Section 5.01(b) is not satisfied and the Legal Restraint giving rise to such nonsatisfaction has become permanent and final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 6.01(b)(ii) shall not be available to any Party if such failure to satisfy the condition set forth in Section 5.01(b) is the result of breach of any representation or warranty of such Party or a failure of such Party to comply with its covenants and agreements under this Agreement; or

(c)Termination by Seller. Seller shall have the right to terminate this Agreement prior to the Closing:

(i)in order to enter into a definitive, written Contract for a Superior Seller Proposal concurrently with such termination; provided that such termination will not be effective unless (1) Seller has complied with its obligations under Section 4.02 and (2) Seller has paid Parent the Seller Termination Fee pursuant to Section 6.03(a)(i) prior to or concurrently with such termination;

(ii)if the Purchaser Group breaches or fails to perform any of its covenants or agreements in this Agreement, or if any of the representations or warranties of the

Purchaser Group in this Agreement fails to be true and correct, which breach or failure (1) would give rise to the failure to satisfy a condition set forth in Section 5.01, Section 5.02(a) or Section 5.02(b), as applicable, and (2) (A) is not reasonably capable of being cured by the Purchaser Group by the End Date or (B) if reasonably capable of being cured by the Purchaser Group by the End Date, Seller has delivered to Purchaser written notice of such breach and such breach is not cured by the Purchaser Group by the earlier of (1) the End Date and (2) the date that is thirty (30) days after delivery of such notice; provided, however, that Seller shall not have the right to terminate this Agreement under this Section 6.01(c)(ii) if Seller is then in breach of any covenant or agreement in this Agreement or any representation or warranty of Seller in this Agreement then fails to be true and correct, in each case, such that any condition set forth in Section 5.01, Section 5.03(a), Section 5.03(b) or Section 5.03(c), as applicable, could not then be satisfied; or

(iii)if (1) all of the conditions set forth in Section 5.01 and Section 5.03 (except for those conditions to the Closing that by their nature are to be satisfied at the Closing, each of which would be satisfied if the Closing then occurred) have been satisfied or waived by Purchaser in writing, (2) Seller has irrevocably confirmed in writing at least three (3) Business Days prior to such termination that Seller stands ready, willing and able, and will take all actions, to consummate the Closing, and (3) Purchaser has failed to consummate the Closing by the day that the Closing should have been consummated pursuant to Section 1.02 and within three (3) Business Days of receipt by Purchaser of the written confirmation referred to in clause (2) of this sentence.

(d)Termination by Purchaser. Purchaser shall have the right to terminate this Agreement prior to the Closing if Seller breaches or fails to perform any of its covenants or agreements in this Agreement, or if any of the representations or warranties of Seller in this Agreement fails to be true and correct, which breach or failure (1) would give rise to the failure to satisfy a condition set forth in Section 5.01, Section 5.03(a), Section 5.03(b) or Section 5.03(c), as applicable, and (2) (A) is not reasonably capable of being cured by Seller by the End Date or (B) if reasonably capable of being cured by Seller by the End Date, Purchaser has delivered to Seller written notice of such breach and such breach is not cured by Seller by the earlier of (1) the End Date and (2) the date that is thirty (30) days after delivery of such notice; provided, however, that Purchaser shall not have the right to terminate this Agreement under this Section 6.01(d) if the Purchaser Group is then in breach of any covenant or agreement in this Agreement or any representation or warranty of the Purchaser Group in this Agreement then fails to be true and correct, in each case, such that any condition set forth in Section 5.01, Section 5.02(a) or Section 5.02(b), as applicable, could not then be satisfied.

(e)Termination Procedure. This Agreement may be terminated only pursuant to Section 6.01(a)–(d). In order to terminate this Agreement, the Party desiring to terminate this Agreement shall give written notice of such termination to the other Parties in accordance with Section 9.03, specifying the provision of this Agreement pursuant to which such termination is effected.

6.02Effect of Termination

. In the event this Agreement is terminated as provided in Section 6.01, this Agreement shall immediately become void and have no effect, without any liability or obligation on the part of Seller or the Purchaser Group (or any stockholder, Affiliate or Representative thereof), whether arising before or after such termination, based on, arising out of or relating to this Agreement or the negotiation, execution, performance or subject matter of this Agreement (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity), except for (a) the first sentence of Section 4.03(c) (Confidentiality), Section 4.07 (Fees, Costs and Expenses), this Section 6.02 (Effect of Termination), Section 6.03 (Termination Fee) and ARTICLE IX (General Provisions), which provisions shall survive such termination and (b) liability of any Party (whether or not the terminating Party) for Fraud or any Willful Breach of this Agreement prior to such termination, which liabilities shall survive the termination of this Agreement. For purposes of this Agreement, “Willful Breach” means a material breach of this Agreement that is a consequence of an act or omission undertaken by the breaching Party with the actual knowledge that such act or omission would, or would reasonably be expected to, cause or constitute a material breach of this Agreement; provided that, without limiting the meaning of Willful Breach, any failure of either Party to consummate the Closing when required under Section 1.02 (if the other Party has irrevocably confirmed in writing that, subject to such breaching Party’s performance, the Closing will occur) shall constitute a Willful Breach by such Party; and provided further, that the failure to receive the proceeds from the Financing, in and of itself, shall not constitute a Willful Breach by the Purchaser Group as long as the Purchaser Group shall have complied with all of their obligations with respect to Financing set forth in this Agreement.

6.03Termination Fee.

(a)Seller Termination Fee.

(i)If Seller terminates this Agreement pursuant to Section 6.01(c)(i), Seller shall pay to Parent a fee of $15,000,000 in cash (the “Seller Termination Fee”) (to an account designated in writing by Parent (which account information shall be provided by Purchaser promptly following Seller’s written request therefor)) concurrently with or prior to such termination.

(ii)Notwithstanding anything in this Agreement, if this Agreement is terminated under circumstances in which Seller is obligated to pay the Seller Termination Fee under Section 6.03(a)(i), upon payment of the Seller Termination Fee, Seller shall have no further liability with respect to this Agreement or the Transactions to the Purchaser Group or any of its Affiliates or Representatives, and payment of the Seller Termination Fee shall be the Purchaser Group’s sole and exclusive remedy for any Claims or Losses, including attorneys’ fees and disbursements, suffered or incurred by the Purchaser Group, the Purchaser Group’s Subsidiaries and any other Person in connection with this Agreement or the Transactions or any matter forming the basis for such termination (including if such termination results from the Willful Breach of this Agreement by Seller), and the Purchaser Group shall not have, and expressly waives and relinquishes, any other right, remedy or recourse (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity). In no event shall Seller be required to pay the Seller Termination Fee on more than one (1) occasion.

(b)Reverse Termination Fee.

(i)If this Agreement is terminated pursuant to Section 6.01(c)(ii) or Section 6.01(c)(iii) (a “Specified Termination”), then Purchaser shall pay to Seller a fee of

$30,000,000 in cash (the “Reverse Termination Fee”) (to an account designated in writing by Seller) within fifteen (15) Business Days of any such Specified Termination.

(ii)Notwithstanding anything in this Agreement, (x) if this Agreement is terminated under circumstances in which Purchaser is obligated to pay the Reverse Termination Fee under Section 6.03(b)(i), upon payment of the Reverse Termination Fee, none of the Purchaser, Parent or any Financing Source shall have any further liability with respect to this Agreement, the Transactions or the Equity Commitment Letter to the Seller or any of its Affiliates, stockholders or Representatives, and payment of the Reverse Termination Fee shall be Seller’s sole and exclusive remedy for any Claims or Losses, including attorneys’ fees and disbursements, suffered or incurred by Seller or its Subsidiaries and any other Person in connection with this Agreement or the Transactions or any matter forming the basis for such termination (including if such termination results from the Willful Breach of this Agreement by Purchaser or Parent), (y) unless and until the Closing occurs, if the Purchaser Group breaches this Agreement and/or the Transaction fails to be consummated for any reason or no reason (in each case, whether willfully, intentionally, unintentionally or otherwise), then except for the right to seek specific performance and payment of Seller’s costs and expenses associated therewith, in each case, in accordance with and subject to the terms and conditions of Section 9.11 of this Agreement or paragraph 5 of the Equity Commitment Letter, the sole and exclusive remedy against the Purchaser, Parent, any Financing Source, or any Non-Recourse Party (as defined in the Guaranty) for any breach, Claims, Losses or failure to perform under this Agreement shall be for Seller to terminate this Agreement in accordance with Section 6.01 and, if applicable, receive payment of the Reverse Termination Fee, and (z) in such cases, Seller shall not have, and expressly waives and relinquishes, any other right, remedy or recourse (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity). In no event shall Purchaser be required to pay the Reverse Termination Fee on more than one (1) occasion.  Under no circumstance shall Seller be permitted or entitled to receive both a grant of specific performance to cause the Equity Financing to be funded and the Transactions to be consummated that results in the Closing and payment of the Reverse Termination Fee; provided, that Seller shall be entitled and is hereby expressly authorized to pursue simultaneous actions for the foregoing (asserting in the alternative a claim for the Reverse Termination Fee following termination should specific performance not be awarded). For the avoidance of doubt, nothing in this Section 6.03(b)(ii) shall limit (1) any remedies of Seller prior to a Specified Termination, including specific performance and payment of Seller’s costs and expenses associated therewith, in each case, pursuant to Section 9.11, or (2) any of Purchaser’s obligations under or remedies available to Seller with respect to the Confidentiality Agreement (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity). The Financing Sources are hereby named as third-party beneficiaries of this Section 6.03(b).

(c) If (i) this Agreement is terminated pursuant to (A) Section 6.01(b)(i) and, at the time of such termination, all of the conditions set forth in Section 5.01(a) and Section 5.02 have been satisfied or waived in writing (except for such conditions to the Closing that by their nature are to be satisfied at the Closing, each of which would be satisfied if the Closing then occurred) and the Purchaser Group irrevocably confirms to Seller that the Equity Financing and the Preferred Equity Financing and the Debt Financing are available to be funded and the Purchaser Group otherwise stands ready, willing and able to consummate the Closing, but for the Legal Restraint preventing the satisfaction of the condition to Closing in Section 5.01(b) or (B) Section

6.01(b)(ii), and (ii) at the time of such termination, the Purchaser Group is not in breach of any representation or warranty or its covenants or agreements such that any condition set forth in set forth in Section 5.02(a) or Section 5.02(b) could not then be satisfied, then Seller shall pay to Parent, as promptly as possible (but in any event within five (5) Business Days following the delivery by Parent of an invoice therefor, together with reasonable supporting documentation), the reasonable and documented out-of-pocket third-party costs and expenses incurred by the Purchaser Group in connection with the Transactions (the “Purchaser Expenses”); provided, that Seller shall not be required to pay more than an aggregate of $5,000,000 in Purchaser Expenses pursuant to this Section 6.03(c); provided further, that for the avoidance of doubt, nothing in this Section 6.03(c) shall limit Seller’s liability for Fraud or any Willful Breach occurring prior to termination.

(d)Notwithstanding anything herein to the contrary, each Party on behalf of itself, its Subsidiaries, and each of its controlled Affiliates agrees that (i) neither the Debt Financing Source nor the Preferred Equity Investor shall have any liability hereunder (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations, or losses arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of or by reason of this Agreement or its negotiation, execution, performance, or breach (provided that nothing in this Section 6.03 shall limit the liability or obligations of (x) the Debt Financing Source under the Debt Commitment Letter or any definitive agreements with respect to the Debt Financing or (y) the Preferred Equity Investor under the Preferred Equity Commitment Letter or any definitive agreements with respect to the Preferred Equity Financing); (ii) only Purchaser (including its permitted successors and assigns under the Commitment Letter) shall be permitted to bring any claim against the Debt Financing Source for failing to satisfy any obligation to fund the Debt Financing pursuant to the terms of the Debt Commitment Letter; and (iii) only Purchaser (including its permitted successors and assigns under the Preferred Equity Commitment Letter) shall be permitted to bring any claim against the Preferred Equity Investor for failing to satisfy any obligation to fund the Preferred Equity Financing pursuant to the terms of the Preferred Equity Commitment Letter.

(e)Notwithstanding anything herein to the contrary, each Party on behalf of itself, its Subsidiaries, and each of its controlled Affiliates agrees that (i) the Debt Financing Source shall not have any liability hereunder (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations, or losses arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of or by reason of this Agreement or its negotiation, execution, performance, or breach (provided that nothing in this Section 6.03 shall limit the liability or obligations of the Debt Financing Source under the Debt Commitment Letter or any definitive agreements with respect to the Debt Financing); and (ii) only Purchaser (including its permitted successors and assigns under the Commitment Letter) shall be permitted to bring any claim against the Debt Financing Source for failing to satisfy any obligation to fund the Debt Financing pursuant to the terms of the Debt Commitment Letter.

(f)The provisions of this Section 6.03 are an integral part of the Transactions and, without such provisions, the Parties would not have entered into this Agreement. Each Party acknowledges and agrees, on behalf of itself and its Affiliates, that the payment of the Seller Termination Fee, the Reverse Termination Fee or the Purchaser Expenses, as applicable, is not a penalty but instead is liquidated damages in a reasonable amount that shall compensate the Purchaser Group and its Affiliates (in the case of the Seller Termination Fee or the Purchaser

Expenses) and Seller and its Affiliates (in the case of the Reverse Termination Fee) in the circumstances in which the Seller Termination Fee, the Reverse Termination Fee or the Purchaser Expenses, as applicable, is payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision.

ARTICLE VII
INDEMNIFICATION

7.01Survival

. Except as set forth below, the representations and warranties of the Parties contained in this Agreement shall not survive the Closing, and all Claims with respect thereto shall terminate at and as of the Closing. Notwithstanding the foregoing, the Fundamental Representations shall survive the Closing until, and terminate on, the date that is three (3) years after the Closing Date to the fullest extent permitted by applicable Law.  All of the covenants and agreements of the Parties contained in this Agreement that, by their terms, are to be performed or complied with in their entirety at or prior to the Closing, and all Claims with respect thereto, shall terminate at and as of the Closing. All of the covenants and agreements of the Parties contained in this Agreement that, by their terms, are to be performed or complied with in whole or in part after the Closing, and all Claims with respect thereto, shall survive for the period provided in such covenants and agreements, if any, or until performed in accordance with their respective terms.

7.02Indemnification.

(a)From and after the Closing, subject to the other provisions of this ARTICLE VII, Seller shall indemnify the Purchaser Group, its Affiliates and its and their respective Representatives (collectively, the “Purchaser Indemnified Persons”) for, and defend and hold the Purchaser Indemnified Persons harmless from and against, (i) any Claims asserted against alleging, and any and all Losses actually paid or incurred by, any Purchaser Indemnified Person as a result of any breach of any Fundamental Representations, (ii) any and all Losses actually paid or incurred by any Purchaser Indemnified Person as a result of any breach after the Closing of any covenant or agreement of Seller or any of its Subsidiaries (but excluding, from and after the Closing, the Nutrition Entities) set forth in this Agreement and any Ancillary Agreement (other than the Transition Service Agreement), (iii) any Transaction Expenses, to the extent not paid by Seller, and (iv) the matters set forth on Section 7.02(a) of the Seller Disclosure Letter.

(b)From and after the Closing, subject to the other provisions of this ARTICLE VII, the Purchaser Group shall indemnify Seller, its Affiliates and its and their respective Representatives (excluding for the avoidance of doubt stockholders solely in their capacity as such) (collectively, the “Seller Indemnified Persons” and collectively with Purchaser Indemnified Persons, the “Indemnified Persons”) for, and defend and hold Seller Indemnified Persons harmless from and against, any and all Losses actually paid or incurred by any Seller Indemnified Person as a result of any breach after the Closing of any covenant or agreement of the Purchaser Group set forth in this Agreement and any Ancillary Agreement (other than the Transition Services Agreement).

7.03Limitations on Indemnification.

(a)The amount of indemnifiable Losses which the Party from which indemnification is sought pursuant to Section 7.02 (the “Indemnifying Party”) is or may be required to pay to any Indemnified Person pursuant to this ARTICLE VII shall be reduced (retroactively, if necessary) by any insurance proceeds (net of reasonable and documented out-of-pocket recovery costs and any increase in insurance premiums) received by such Indemnified Person related to such indemnifiable Losses, and an Indemnified Person shall use commercially reasonable efforts to receive or recover such insurance proceeds, it being understood that in no event will any indemnification payment under this ARTICLE VII be delayed in anticipation of the receipt of such proceeds. If an Indemnified Person shall have received the payment required by this Agreement from the Indemnifying Party in respect of indemnifiable Losses and subsequently receives (or any of its Affiliates shall subsequently receive) any insurance proceeds in respect of such indemnifiable Losses, then such Indemnified Person shall promptly repay, or cause to be repaid, to the Indemnifying Party a sum equal to the amount of such insurance proceeds received (net of the recovery costs set forth above). Notwithstanding the foregoing, (i) it is the intention of the Parties that Seller, and not the R&W Insurance Policy, be the primary (and, with respect to any claims pursuant to Section 7.02(a)(iii)-(iv), the sole) source of recovery for claims borne by the Purchaser Indemnified Persons that are indemnifiable pursuant to Section 7.02(a)(i) and Section 7.02(a)(iii)-(iv), and (ii) no Purchaser Indemnified Persons shall be obligated to make or pursue a claim under the R&W Insurance Policy with respect to such claims prior to seeking indemnification from Seller pursuant to this Article VII with respect to such claims (or at any point thereafter) (nor solely with respect to any claims pursuant to Section 7.02(a)(iii)-(iv) shall amounts recovered under the R&W Insurance Policy reduce the indemnification obligations of Seller with respect to such claims).

(b)In addition to the requirements of Section 7.03(a), each Indemnified Person shall take all reasonable actions to mitigate all indemnifiable Losses as required by applicable Law. In the event an Indemnified Person fails to take such actions, such Indemnifying Party shall have no Liability for any portion of such indemnifiable Losses that reasonably could have been avoided had such Indemnified Person taken such actions.

(c)Subject to the rights of any Person providing insurance as contemplated by Section 7.03(a), the Indemnifying Party shall be subrogated to any right, defense or Claim that the Indemnified Person may have against any other Person with respect to any matter giving rise to a Claim for indemnification hereunder. Such Indemnified Person shall cooperate with the Indemnifying Party in a reasonable manner, at the sole cost and expense of the Indemnifying Party, in presenting any subrogated right, defense or Claim.

(d)In no event shall the Purchaser Group (as a group) or the Seller have aggregate liability (including with respect to any claims based on Fraud) under this ARTICLE VII and ARTICLE VIII to the Seller Indemnified Persons or the Purchaser Indemnified Persons, respectively, in excess of the Purchase Price actually received under this Agreement.

(e)If the Closing occurs, except with respect to Fraud (but subject to Section 7.03(d)) or under any Ancillary Agreement (other than any certificate required to be delivered at or prior to the Closing pursuant to Section 5.02(c) or Section 5.03(d)), (i) the indemnification provisions set forth in this ARTICLE VII and ARTICLE VIII shall be the sole and exclusive remedy available to any Indemnified Person (including Purchaser, Parent and Seller) related to or in connection with this Agreement or the Transactions, (ii) neither Purchaser, Parent nor Seller shall be liable or responsible in any manner whatsoever (whether for indemnification or otherwise) to any Indemnified Person for a breach of this Agreement or in connection with any of the Transactions, including the purchase of the Nutrition Stock pursuant hereto, except pursuant to the indemnification provisions set forth in this ARTICLE VII and ARTICLE VIII, and (iii) each Party hereby waives, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action (A) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or (B) otherwise relating to the subject matter of this Agreement, in each case, that it may have against the other Party and its Representatives arising under or based upon any applicable Law, except pursuant to the indemnification provisions set forth in this ARTICLE VII and ARTICLE VIII or in respect of Fraud; provided, however, that nothing in this Section 7.03(e) shall (x) limit the rights or remedies of, or constitute a waiver of any rights or remedies by, any Person pursuant to (or shall otherwise operate to interfere with the operation of) Section 1.07 (Post-Closing Adjustment) or Section 9.11 (Specific Enforcement) or (y) limit the rights of Purchaser to equitable relief with respect to any breaches of Section 4.14 (Restrictive Covenants) or (z) limit causes of action arising from any breach or non-performance of this ARTICLE VII and ARTICLE VIII (pursuant to the terms and subject to the limitations thereof). Notwithstanding anything in this Agreement to the contrary, after the Closing, no breach of any covenant or agreement in this Agreement, individually or in the aggregate, shall give rise to any right on the part of any Party to rescind this Agreement or the Transaction.

(f)All indemnifiable Losses shall be determined without duplication of recovery under other provisions of this Agreement or any other document or agreement delivered in connection with this Agreement. Without limiting the generality of the prior sentence, if a set of facts, conditions or events constitutes a breach of more than one (1) representation, warranty, covenant or agreement of this Agreement that is subject to an indemnification obligation under this ARTICLE VII and ARTICLE VIII, only one (1) recovery of the same indemnifiable Losses covering the same time period shall be allowed with respect to such set of facts, conditions or events, and in no event shall there be any indemnification or duplication of payments or recovery for the same Losses covering the same time period under different provisions of this Agreement arising out of the same set of facts, conditions or events.

(g)Neither Party shall have any right to off-set or set-off any payment due pursuant to this ARTICLE VII or ARTICLE VIII.

(h)The Purchaser Group and Seller agree to treat, and to cause their respective Affiliates to treat, for all Tax purposes, any payment made under this ARTICLE VII or ARTICLE VIII, to the maximum extent permitted by applicable Law, as an adjustment to the Purchase Price.

(i)Notwithstanding anything herein, neither this ARTICLE VII nor ARTICLE VIII shall in any way limit any claim or recovery available to any Purchaser Indemnified Person under the R&W Insurance Policy, if any.

7.04Indemnification Procedures

.

(a)Any Indemnified Person seeking indemnification under Section 7.02 shall assert any Claim for indemnification, including any Third-Party Claim, by delivering written notice thereof (a “Claim Notice”) in accordance with Section 9.03 to the Indemnifying Party as soon as reasonably practicable upon becoming aware of any fact or circumstance that may give rise to an indemnification Claim under Section 7.02, provided, that the failure to give such notice shall not eliminate the right to indemnification provided hereunder except to the extent that such delay has resulted in the loss of substantive rights with respect to the ability to defend such claim. Each Claim Notice shall describe in reasonable detail the nature of the Claim, shall reference the provision or provisions of this Agreement under which the Claim is asserted and, if applicable, the applicable sections of this Agreement which are alleged to have been breached by the Indemnifying Party, and attach copies of all material written evidence thereof that the Indemnified Person has received from any Person that is not a Party or a Person Affiliated with a Party (a “Third Party”). The date of delivery of such Claim Notice is referred to herein as the “Claim Date.” If the Indemnifying Party objects to any Claims within such Claim Notice, such objection must be made in writing delivered to the Indemnified Person within thirty (30) days after the Claim Date (the “Objection Notice”). The Indemnified Person and the Indemnifying Party shall attempt to resolve any dispute for a period of thirty (30) days from the date of the delivery of the Objection Notice to the Indemnified Person and thereafter, such dispute may be resolved in the manner contemplated by Section 9.13.

(b)Upon receipt by an Indemnifying Party of a Claim Notice in respect of a Claim brought by a Third Party (a “Third-Party Claim”), the Indemnifying Party shall be entitled to (i) assume and have sole control over the defense and investigation of such Third-Party Claim at its sole cost and expense (subject to the last sentence of this Section 7.04(b)) and with counsel of its own choosing, provided such counsel is reasonably acceptable to the Indemnified Person, if it gives notice of its intention to do so to the Indemnified Person within thirty (30) days after the delivery of such Claim Notice by the Indemnified Person and (ii) negotiate a settlement or compromise of, or consent to the entry of an Order with respect to, such Claim; provided that, if such settlement, compromise or consent (1) does not include a full release by such Third Party of all applicable Indemnified Persons for all Losses with respect to such Third-Party Claim, (2) does not only involve a monetary payment that will be paid in full by the Indemnifying Party, (3) includes any statement or admission of fact regarding culpability of the Indemnified Parties, and/or (4) involves any injunctive relief against the Indemnified Parties, such settlement, compromise or consent shall be permitted only with the prior written consent of such Indemnified Person (whether or not such Indemnified Person is an actual or potential party to such Third-Party Claim), which consent shall not be unreasonably withheld, conditioned or delayed. If the Indemnifying Party elects to assume control of the defense and investigation of any such Third-Party Claim, then the Indemnified Person shall be entitled to participate in (but not control) such defense and investigation at such Indemnified Person’s sole cost and expense.

(c)Notwithstanding anything to the contrary in Section 7.04(b), the Indemnifying Party shall not be entitled to assume and control the defense or investigation of any Third-Party Claim that (i) seeks an injunction or other equitable relief against an Indemnified Person, (ii) involves an allegation that an Indemnified Person committed a criminal act, (iii) gives rise to one or more legal or equitable defenses available to the Indemnified Party and that counsel for the Indemnifying Party could not adequately represent the Indemnified Party’s interests and asset such defenses because they conflict with the interests of the Indemnifying Party, or (iv) the settlement of, or an adverse judgment with respect thereto is, in the good faith judgment of the Indemnified Party, likely to establish a precedential custom or practice adverse to the continuing business interests of the Indemnifying Party or materially and adversely affect the Indemnified Party other than as a result of money damages or other money payments. If, within thirty (30) days after delivery by an Indemnified Person of any Claim Notice with respect to a Third-Party Claim, the Indemnifying Party (1) (A) notifies such Indemnified Person in writing that the Indemnifying Party does not elect to defend and investigate such Third-Party Claim or (B) fails to deliver to the Indemnified Person a written election to assume the defense and investigation of such Third-Party Claim, (2) pursuant to the first sentence of this Section 7.04(c), is not entitled to assume the defense or investigation of such Third-Party Claim or (3) the Indemnifying Party has failed to use commercially reasonable efforts to prosecute or defend such claim, then (I) such Indemnified Person may, at its option, defend, investigate, settle or compromise, or consent to an entry of an Order with respect to, such Third-Party Claim for the account and risk of the Indemnifying Person; provided that any such settlement, compromise or consent shall be permitted only with the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, any such consent shall not represent the agreement of the Indemnifying Party that any such Third-Party Claims is an indemnifiable Claim under this Agreement or the amount of Losses recoverable hereunder, and (II) the Indemnifying Party may participate in (but not control) any such defense and investigation at its sole cost and expense.

(d)Notwithstanding anything in this Section 7.04 to the contrary, ARTICLE VIII shall govern for purposes of any Third-Party Claim that is a Tax Claim.

ARTICLE VIII
TAX MATTERS

8.01Seller Tax Indemnification

. From and after the Closing, subject to the other provisions of this ARTICLE VIII, Seller shall indemnify Purchaser for, and defend and hold Purchaser harmless from and against, any and all Losses actually suffered, paid or incurred by Purchaser, the Subsidiaries of Purchaser (including, after the Closing, the Nutrition Entities) and their respective officers, directors, agents, attorneys and employees (collectively, the “Purchaser Tax Indemnified Parties”) as a result of or related to (a) any Taxes of the Nutrition Entities for a Pre-Closing Tax Period, or (b) any Taxes that any Nutrition Entity is liable for, including under U.S. Treasury Regulation Section 1.1502-6 (or under any similar provision of foreign, state, local or other Law) as a result of being a member of (or leaving) any Affiliated Group (including a Seller Affiliated Group) on or before the Closing Date, in each case, except to the extent such Taxes (i) are reflected in the Closing Statement or otherwise were taken into account in determining the Adjustment Amount pursuant to Section 1.07, or (ii) result from any action or transaction engaged in by the Nutrition Entities or their Affiliates on the Closing Date but after the Closing that is not contemplated by this Agreement and is outside of the ordinary course of business.

8.02Purchaser Tax Indemnification

. From and after the Closing, the Purchaser shall indemnify Seller for, and defend and hold Seller harmless from and against, any and all Losses actually suffered, paid or incurred by Seller, the Subsidiaries of Seller and their respective officers, directors, agents, attorneys and employees (collectively, the “Seller Tax Indemnified Parties”) as a result of or related to any (a) Taxes arising from any action or transaction by the Purchaser Group, the Nutrition Entities or their respective Affiliates outside the ordinary course of business on the Closing Date after the Closing, (b) Transfer Taxes for which the Purchaser Group is responsible under Section 8.09; and (c) costs and expenses, including reasonable legal fees and expenses, attributable to any item described in the foregoing clauses (a) and (b).

8.03Tax Returns

.

(a)Seller shall timely prepare and file (or cause to be timely prepared and filed) (i) all Tax Returns of any Seller Affiliated Group (including Tax Returns that are required to be filed by or with respect to any Nutrition Entity as part of a Seller Affiliated Group for Tax years or periods ending on or before the Closing Date), (ii) all other income Tax Returns required to be filed with respect to any Nutrition Entity for any Tax period ending on or before the Closing Date (other than any Straddle Period), and (iii) all other Tax Returns required to be filed with respect to any Nutrition Entity by Seller or any of its Subsidiaries that are due (taking into account requests for extensions to file such returns) on or before the Closing Date (those Tax Returns described in clauses (i) to (iii), “Seller Tax Returns”). In each case, subject to the limitations described in Section 8.01, Seller shall timely remit (or cause to be timely remitted) any Taxes shown as due on such Seller Tax Returns. As any such Seller Tax Return relates to the Nutrition Entities, (A) Seller shall prepare such Seller Tax Returns in accordance with past practices of the Nutrition Entities, (B) completed drafts of any such Seller Tax Returns filed after the Closing Date shall be submitted to Purchaser not later than thirty (30) days prior to the due date for filing such Seller Tax Return (or, if such due date is within forty-five (45) days following the Closing Date, as promptly as practicable following the Closing Date) for Purchaser’s review and comment; provided, that with respect to any Tax Return of a Seller Affiliated Group, Seller shall be obligated to provide only pro forma statements (including the relevant data used to create such pro forma statements, excluding data that may disclose information about the operations of any member of a Seller Affiliated Group other than a Nutrition Entity) reporting the operations of the Nutrition Entities on a separate return basis, and (C) Seller shall consider in good faith any changes to such Seller Tax Returns described in clause (ii) above that are reasonably requested by Purchaser, and shall make any changes to any Seller Tax Return described in clause (ii) above that Purchaser reasonably determines are necessary to enable an authorized officer of the applicable Nutrition Entity to sign such Seller Tax Return.

(b)Except as described in Section 8.03(a), Purchaser shall timely prepare and file (or cause to be timely prepared and filed) all Tax Returns of the Nutrition Entities for all taxable periods that are required to be filed after the Closing Date. To the extent that any such Tax Returns report matters for which indemnification may be claimed from Seller pursuant to Section 8.01, then: (i) Purchaser shall prepare (or cause to be prepared) such Tax Returns in accordance with past practices of the applicable Nutrition Entity, (ii) completed drafts of such Tax Returns shall be submitted to Seller not later than thirty (30) days (or five (5) days in the case of non-income Tax Returns) prior to the due date for filing such Tax Returns (or, if such due date is within forty-five (45) days following the Closing Date, as promptly as practicable prior to such due date), (iii) Seller shall have the right to review and comment on each such Tax Return prior to the filing thereof, and (iv) to the extent relating to the matters for which indemnification may be claimed from Seller pursuant to Section 8.01, Purchaser shall make any changes to such Tax Returns reasonably requested by Seller. Without limiting the obligations of Seller under Section 8.01, Purchaser shall remit (or cause to be remitted) any Taxes due with respect to such Tax Returns Purchaser files pursuant to this Section 8.03(b). No delay of Purchaser in providing Tax Returns for Seller to review pursuant to this Section 8.03(b) shall reduce or otherwise affect the obligations or liabilities of Seller pursuant to this Agreement (including the obligations of Seller under Section 8.01), except to the extent Seller is actually and materially prejudiced by such delay.

(c) For the avoidance of doubt, the Parties hereto agree that (i) the taxable year of the Nutrition Entities shall end for U.S. federal income Tax purposes as of the end of the Closing Date and, to the extent permissible under applicable Laws, the Nutrition Entities shall elect to have each of their other taxable years end as of the end of the Closing Date; and (ii) neither Party will make a ratable allocation election under Treasury Regulation Section 1.1502-76(b)(2)(ii) or any other similar provision of Law. In accordance with Treasury Regulation Section 1.1502-76 and any analogous provision of Law, any Tax related to an extraordinary transaction not contemplated by this Agreement that occurs on the Closing Date after the Closing shall be allocated to the taxable period beginning after the Closing Date. In addition, the principles of the preceding sentence shall apply in the absence of an analogous provision of Law and in the case of Straddle Periods.

8.04Tax Contests.

(a)If any Taxing Authority asserts a Tax Claim with respect to a Pre-Closing Tax Period, then the Party first receiving notice of such Tax Claim promptly shall provide written notice thereof to the other Party; provided, however, that the failure of such Party to give such prompt notice shall not relieve the other Party of any of its obligations under this ARTICLE VIII, except to the extent that the other Party is materially and actually prejudiced by such failure. Such notice shall specify in reasonable detail the basis for such Tax Claim and shall include a copy of the relevant portion of any correspondence received from the Taxing Authority.

(b)Seller shall have the exclusive right to, at its expense, control (or assume control of) any Tax Claim or Tax Proceeding to the extent that such Tax Claims or Tax Proceeding involves Taxes or information related thereto with respect to any Nutrition Entity for any taxable period ending on or prior to the Closing Date; provided, that Purchaser shall have the right, at its expense, to participate in any such Tax Claim or Tax Proceeding other than any Tax Claim or Tax Proceeding regarding any Tax Return of a Seller Affiliated Group. Except with respect to Tax Claims or Tax Proceedings involving Taxes or Tax Returns of a Seller Affiliated Group, Seller shall not settle any Tax Claim or Tax Proceeding that it controls pursuant to this Section 8.04(b) without the consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed. Upon the request of Seller, Purchaser shall execute any powers of attorney or similar documents that may be required to effectuate the intent of this Section 8.04(b); provided, that Seller shall reimburse Purchaser for all reasonable expenses incurred by Purchaser (or any Purchaser Affiliate) in the course of complying with such request. Seller may elect in writing not to control any Tax Claim that Seller otherwise has the right to control pursuant to this Section 8.04(b). If Seller makes such election with respect to a Tax Claim, the Purchaser Group shall have the right and obligation to conduct, at its own expense, such Tax Claim; provided, that the Purchaser shall not settle, or permit to be settled, any such Tax Claim for which the Seller would have an indemnification obligation pursuant to Section 8.01 without the consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed.

(c)Purchaser shall have the exclusive right to control any Tax Claim or Tax Proceeding with respect to any Nutrition Entity for any taxable period ending after the Closing Date; provided, that with respect to any such Tax Claim or Tax Proceeding relating to a Straddle Period, Seller shall have the right, at its expense, to participate in any such Tax Claim or Tax Proceeding.  Purchaser shall not settle any such Tax Claim or Tax Proceeding relating to a Straddle Period without the consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed.

8.05Cooperation and Exchange of Information

.  Each Party shall, and shall cause its Affiliates to, provide to the other Party such cooperation, documentation and information as either of them reasonably may request in connection with (i) filing any Tax Return, amended Tax Return or claim for refund, (ii) determining a liability for Taxes or an indemnity obligation under this ARTICLE VIII or a right to refund of Taxes or (iii) preparing for or conducting any Tax Claim or Tax Proceeding; provided, that with respect to any Tax Return of a Seller Affiliated Group, Seller shall be obligated only to provide pro forma statements setting forth in sufficient detail any information relevant for determining the amount of any Taxes of the Nutrition Entities, if any, shown as due on such Tax Return (which information shall include the relevant data used to create such pro forma statements). Each Party shall make its employees reasonably available on a mutually convenient basis at its cost to provide explanation of any documents or information so provided.

8.06Tax Sharing Agreements

. Seller shall terminate or cause to be terminated, on or before the Closing Date, all Tax sharing, allocation or indemnity agreements or arrangements (other than this Agreement), if any, to which any of the Nutrition Entities, on the one hand, and any other Person, on the other hand, are parties, and none of the Nutrition Entities, or any of their respective Affiliates, shall have any rights or obligations thereunder after the Closing.

8.07Payments, Refunds, Credits and Carrybacks.

(a)Payments due to a Purchaser Tax Indemnified Party or a Seller Tax Indemnified Party under this ARTICLE VIII shall be made within twenty (20) days following written notice, including relevant supporting calculations (such notice and calculations, the “Indemnification Notice”) by the Indemnified Person that payment of such amounts to the appropriate Taxing Authority or other applicable third party is or was due by the Indemnified Person, which Indemnification Notice shall be delivered as soon as reasonably practicable upon becoming aware of any fact or circumstance that gives rise to an indemnification claim under Section 8.01 or Section 8.02; provided, however, that if the Indemnifying Party disputes any items set forth in such Indemnification Notice, it shall notify the Indemnified Person (by written notice within ten (10) days of delivery of the relevant Indemnification Notice) of the dispute and the basis for its objection. If the Indemnifying Party does not object by written notice within such period, the amount of Losses set forth on such Indemnification Notice shall be deemed accepted and agreed upon, and final, conclusive and binding upon the Parties. Otherwise, the Parties shall cooperate and act in good faith to resolve any disputes prior to the expiration of the twenty (20) day period within which the Indemnifying Party is required to make payment pursuant to the first sentence of this Section 8.07(a), and, if the Parties are unable to resolve any disputed items within such period, the item or items in question shall be resolved by the Accounting Arbitrator as promptly as practicable. The determination by the Accounting Arbitrator of the amounts in the

Indemnification Notice shall be final, binding and conclusive on the Parties. The fees and expenses of the Accounting Arbitrator shall be paid 50% by Seller and 50% by the Purchaser Group. In the event of any dispute submitted to the Accounting Arbitrator pursuant to this Section 8.07(a), the Indemnifying Party shall pay or cause to be paid to the Indemnified Person, no later than three (3) days following the determination by the Accounting Arbitrator, any amounts shown as due on the final Indemnification Notice (as adjusted in accordance with the determination by the Accounting Arbitrator).

(b)Any refunds of Taxes of the Nutrition Entities for any Pre-Closing Tax Period shall be for the benefit of Seller. The Purchaser Group shall pay, or cause its Affiliates to pay, to the Seller the amount of any such refund (whether in the form of cash received or a direct credit or offset against Taxes otherwise payable, and without interest other than interest received from the applicable Governmental Authority), net of (i) any Taxes, and (ii) any reasonable expenses that the Purchaser Group (or any Affiliate thereof) has or will incur with respect to such refund (and related interest), in readily available funds within fifteen (15) days of the actual receipt of the refund or filing of the Tax Return claiming the application of the credit against Taxes otherwise payable. To the extent permitted under applicable Law, all such Tax refunds will be claimed in cash rather than applied as a credit against Tax Liabilities for any Tax period beginning after the Closing Date. The Purchaser Group shall, and shall cause its Affiliates to, take all actions reasonably requested (and all necessary actions incidental to any such request) by Seller to timely claim any refunds that will give rise to a payment under this Section 8.07(b).  Nothing in this Section 8.07(b) shall require that the Purchaser Group make any payment with respect to any refund for a Tax (and such refunds shall be for the benefit of the Purchaser Group and the Nutrition Entities) that is with respect to (A) any refund of Tax that is the result of the carrying back of any net operating loss or other Tax attribute or Tax credit incurred in a taxable period (or portion thereof) beginning after the Closing Date, (B) any refund for Tax that is reflected as a current asset (or offset to a current liability) in the Actual Net Working Capital Amount or (C) any refund for Tax that gives rise to a payment obligation by any Nutrition Entity to any Person under applicable Law or pursuant to a provision of a contract or other agreement entered (or assumed) by any Nutrition Entity on or prior to the Closing Date.

8.08Elections

.

(a)Notwithstanding anything to the contrary contained herein, the Purchaser Group shall not make, and shall cause its Affiliates (including the Nutrition Entities) not to make any election with respect to any Nutrition Entity (including any election pursuant to Section 338 of the Code, Section 336(e) of the Code or Treasury Regulation Section 301.7701-3), which election would be effective on or prior to the Closing Date.

(b)If there would otherwise be an “attribute reduction amount” under Treasury Regulation Section 1.1502-36(d) with respect to the Transactions, Seller shall make an election (and, if it is not known whether there would otherwise be such an attribute reduction amount at the time for filing such election, Seller shall make a protective election) under Treasury Regulation Section 1.1502-36(d)(6) for the taxable year of Seller that includes the Closing Date to reduce Seller’s basis in the Nutrition Stock for U.S. federal income Tax purposes by an amount not less than such attribute reduction amount.

8.09Transfer Taxes

. Notwithstanding anything to the contrary in this Agreement, the Purchaser Group shall be responsible for 100% of any Transfer Taxes and related fees imposed on or payable in connection with the Transactions. The Party responsible under applicable Law for filing the Tax Returns with respect to such Transfer Taxes shall prepare and timely file such Tax Returns and promptly provide a copy of such Tax Return to the other Party. Seller and Purchaser shall, and shall cause their respective Affiliates to, cooperate to timely prepare and file any Tax Returns or other filings relating to such Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes.

8.10Straddle Period

. In the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of any Taxes based on or measured by income, payroll, sales or receipts of the Nutrition Entities for the portion of such Straddle Period ending on (and including) the Closing Date shall be determined based on an interim closing of the books as of the close of business on the Closing Date, and the amount of any other Taxes of the Nutrition Entities for a Straddle Period which relate to the portion of such Straddle Period ending on (and including) the Closing Date shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on (and including) the Closing Date and the denominator of which is the number of days in the Straddle Period. Any credit or refund resulting from an overpayment of Taxes for a Straddle Period shall be prorated based upon the method employed in this Section 8.10, taking into account the type of Tax to which the refund relates. In the case of Taxes in the form of interest or penalties, all such Taxes shall be treated as attributable to the portion of such Straddle Period ending on (and including) the Closing Date to the extent relating to a Tax for a Pre-Closing Tax Period whether such items are incurred, accrued or assessed, before or after the Closing Date.  For the avoidance of doubt, any payroll or other employment Taxes of the Nutrition Entities for any Pre-Closing Tax Period that are deferred pursuant to Section 2302 of the CARES Act shall be treated as attributable to the Pre-Closing Tax Period.

8.11Tax Matters Coordination and Survival

. Notwithstanding anything to the contrary in this Agreement, indemnification with respect to Taxes and the procedures relating thereto shall be governed exclusively by this ARTICLE VIII and the provisions of ARTICLE VII shall not apply, except for Section 7.03(e)–(h). The covenants and agreements of the Seller and the Purchaser, including the indemnification obligations contained in this ARTICLE VIII, shall survive the Closing Date until thirty (30) days following the expiration of the applicable statutory periods of limitations. The representations and warranties made pursuant to Section 2.11 and Section 2.12 shall not survive the Closing.

ARTICLE IX
GENERAL PROVISIONS

9.01No Other Representations and Warranties

. Except for the representations and warranties expressly set forth in this Agreement, the Ancillary Agreements and any certificates delivered hereunder or thereunder, the Purchaser Group (i) specifically acknowledges and agrees that neither Seller, the Nutrition Entities nor any of their respective Affiliates, Representatives or equity holders nor any other Person makes, or has made, any other express or implied representation or warranty whatsoever (whether at law (including at common law or by statute) or in equity), including with respect to the Nutrition Entities, the Business or their respective businesses, assets, employees, Permits, liabilities, operations, prospects, condition (financial or otherwise) or any Projection, and (ii) specifically acknowledges the Seller’s express disclaimer and negation of any such other representation or warranty (including regarding any Projection) and of all liability and responsibility for any such other representation or warranty or any Projection. The Purchaser Group acknowledges and agrees that it has conducted its own independent investigation of the Transactions (including with respect to the Nutrition Entities, the Business and their respective businesses, operations, assets and liabilities) and, in making its determination to enter into this Agreement and proceed with the Transactions, has relied solely on the results of such independent investigation and the representations and warranties expressly set forth in this Agreement, the Ancillary Agreements and any certificates delivered hereunder or thereunder. Notwithstanding anything in this Agreement, except subject to the limitation in Section 7.03(d), nothing (including this Section 9.01) shall limit a Party’s rights or remedies in respect of Fraud.

9.02Mutual Release

.

(a)Effective upon the Closing and without further action by any Person, Seller, on behalf of itself and each of its Subsidiaries (other than the Nutrition Entities) (each, a “Seller Releasing Person”), hereby irrevocably, unconditionally and fully waives, acquits, remises, and forever discharges and releases each of Parent, Purchaser, and the Nutrition Entities (and all directors and officers of the Nutrition Entities solely in their capacity as such and for the avoidance of doubt not in any capacity served at Seller or its Subsidiaries (other than the Nutrition Entities)) (collectively, the “Purchaser Released Parties”) from any and all Liabilities of any kind or nature whatsoever, in each case arising or occurring or that could have arisen or occurred from any actions, omissions or state of facts occurring, not occurring or in existence (whether or not known) on or prior to the Closing and whether absolute or contingent, liquidated or unliquidated, known or unknown, suspected or unsuspected, matured or unmatured or determined or determinable, and whether arising under any Law, Contract, arrangement, or understanding, whether written or oral (other than this Agreement and any Ancillary Agreement) or otherwise at law or in equity (collectively, the “Seller Released Claims”), and Seller, on behalf of itself and each other Seller Releasing Person, covenants and agrees not to sue, assert or otherwise seek to recover any amounts in any forum in regard to any Seller Released Claims from any of the Purchaser Released Parties (except as provided in this Agreement or any Ancillary Agreement, in each case, only to the extent set forth herein or therein). Seller, on behalf of itself and each other Seller Releasing Person, acknowledges and agrees that facts in addition to or different from those which are now known or believed to be true with respect to the subject matter of this release may hereafter be discovered, but Seller, on behalf of itself and each other Seller Releasing Person, agrees to remain bound hereby and hereby fully releases all Seller Released Claims without regard to the subsequent discovery or existence of different or additional facts and waives the protection of any statute or doctrine limiting a release of unknown or unsuspected Seller Released Claims. Without limitation of the foregoing, Seller, on behalf of itself and each other Seller Releasing Person, hereby waives the application of any provision of Law that purports to limit the scope of a general release.

(b)Effective upon the Closing and without further action by any Person, Parent and Purchaser, on behalf of themselves and each of the Nutrition Entities (each, a “Purchaser Releasing Person” and together with the Seller Releasing Persons, the “Releasing Persons”), hereby irrevocably, unconditionally and fully waives, acquits, remises, and forever discharges and releases each of Seller and its Subsidiaries (other than the Nutrition Entities) (collectively, the “Seller Released Parties” and together with the Purchaser Released Parties, the “Released Parties”) from any and all Liabilities of any kind or nature whatsoever, in each case arising or occurring or that could have arisen or occurred from any actions, omissions or state of facts occurring, not occurring or in existence (whether or not known) on or prior to the Closing and whether absolute or contingent, liquidated or unliquidated, known or unknown, suspected or unsuspected, matured or unmatured or determined or determinable, and whether arising under any Law, Contract, arrangement, or understanding, whether written or oral (other than this Agreement and any Ancillary Agreement) or otherwise at law or in equity (collectively, the “Purchaser Released Claims”), and Parent and Purchaser, on behalf of themselves and each other Purchaser Releasing Person, covenants and agrees not to sue, assert or otherwise seek to recover any amounts in any forum in regard to any Purchaser Released Claims from any of the Seller Released Parties (except as provided in this Agreement or any Ancillary Agreement, in each case, only to the extent set forth herein or therein). Purchaser, on behalf of itself and each other Purchaser Releasing Person, acknowledges and agrees that facts in addition to or different from those which are now known or believed to be true with respect to the subject matter of this release may hereafter be discovered, but Parent and Purchaser, on behalf of themselves and each other Purchaser Releasing Person, agrees to remain bound hereby and hereby fully releases all Purchaser Released Claims without regard to the subsequent discovery or existence of different or additional facts and waives the protection of any statute or doctrine limiting a release of unknown or unsuspected Purchaser Released Claims. Without limitation of the foregoing, Parent and Purchaser, on behalf of itself and each other Purchaser Releasing Person, hereby waives the application of any provision of Law that purports to limit the scope of a general release.

(c)Notwithstanding anything in this Section 9.02, for the avoidance of doubt, nothing in this Section 9.02 constitutes, or shall be deemed to constitute, a release of (i) any claim, obligation, right or Liability that any Released Party may have under this Agreement or any Ancillary Agreement or in respect of Fraud, or (ii) claims described in Section 9.02(c) of the Seller Disclosure Letter.

9.03Notice

. All notices and other communications under this Agreement shall be in writing and shall be deemed given (a) when delivered personally by hand (with written confirmation of receipt by other than automatic means, whether electronic or otherwise), (b) when sent by email (with confirmation of receipt) or (c) one (1) Business Day after the day sent by a recognized overnight courier (with written confirmation of receipt), in each case, at the following addresses and email addresses (or to such other address or email address as a Party may have specified by notice given to the other Party pursuant to this provision):

To the Purchaser Group:

KNS Acquisition Corp.

c/o Kainos Capital LP

2100 McKinney Avenue, Suite 1600

Dallas, Texas 75201

Attention: Andrew Rosen

Robert Sperry

Email: arosen@kainoscapital.com

bsperry@kainoscapital.com

with a copy (which shall not constitute notice) to:

Winston & Strawn LLP

2121 N. Pearl Street, Suite 900

Dallas, Texas 75201

Attention: Christina A. Tate

Email: ctate@winston.com

To the Seller:

Tivity Health, Inc.

701 Cool Springs Boulevard

Franklin, Tennessee 37067

Attention: Mary Flipse, Chief Legal & Administrative Officer

Email: Mary.Flipse@tivityhealth.com

with a copy (which shall not constitute notice) to:

Bass, Berry & Sims PLC

150 Third Avenue South, Suite 2800

Nashville, Tennessee 37201

Attention: J. Page Davidson

                 Scott W. Bell

                 Tatjana Paterno

Email: pdavidson@bassberry.com

            sbell@bassberry.com

            tpaterno@bassberry.com

9.04Severability

. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party or such Party waives its rights under this Section 9.04 with respect thereto. Upon any determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

9.05Counterparts

. This Agreement may be executed in one (1) or more counterparts (including by means of email in .pdf format), all of which shall be considered one and the same agreement, and shall become effective when one (1) or more counterparts have been signed by each Party and delivered to the other Parties.

9.06Entire Agreement; No Third-Party Beneficiaries.

(a)This Agreement, together with the Ancillary Agreements and the Confidentiality Agreement (except for paragraphs 5 and 8 of the Confidentiality Agreement, which paragraphs of the Confidentiality Agreement, except as set forth in the first sentence of Section 4.03(c), shall terminate as of, and be of no further force or effect from and after, the date of this Agreement), constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between or among the Parties or their Affiliates with respect to the Transactions.

(b)Except as provided in Sections 4.08 and 7.02, each Party agrees that (1) their respective representations, warranties, covenants and agreements set forth in this Agreement are solely for the benefit of the other Parties, in accordance with and subject to the terms of this Agreement and (2) this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies under this Agreement, including the right to rely upon the representations and warranties set forth in this Agreement; provided that the provisions of Sections 9.08 (Assignment), 9.09 (Amendment) and this Section 9.06 (Entire Agreement; No Third-Party Beneficiaries) will inure to the benefit of the Financing Sources all of whom are intended to be third-party beneficiaries thereof.

9.07Governing Law

. This Agreement, and all Claims or causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) that may be based on, arise out of or relate to this Agreement or the negotiation, execution, performance, consummation or subject matter of this Agreement, shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflict of laws.

9.08Assignment

. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by any of the Parties without the prior written consent of the other Parties, provided that the Purchaser Group, without the consent of any Person shall be permitted to assign its rights and obligations hereunder or under any instrument executed or delivered in connection herewith as collateral security to any Debt Financing Source; provided, further, that no such assignment shall relieve the Purchaser Group of any of its obligations under this Agreement. Any purported assignment without such consent shall be void. Notwithstanding the foregoing, the Purchaser Group may and, as of and following the Closing, any of the Purchaser Group, the Nutrition Entities and any of their respective Subsidiaries may, pledge, transfer or assign its respective rights hereunder to its financing sources as collateral security, without the prior written consent of any other party hereto. Subject to the preceding sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

9.09Amendment

. This Agreement may be amended, modified and supplemented in any and all respects any time prior to the Closing with respect to any of the terms of this Agreement; provided that any such amendment, modification or supplement shall be effective only if it is set forth in an instrument in writing executed by each Party. Notwithstanding anything to the contrary contained herein, Section 9.06 (Entire Agreement; No Third-Party Beneficiaries), Sections 9.08 (Assignment), 9.13 (Jurisdiction; Venue), and this Section 9.09 (Amendment) (and any provision of this Agreement to the extent an amendment, modification, waiver or termination of such provision would modify the substance of the foregoing sections) may not be amended, modified, waived or terminated in a manner that impacts or is adverse to the Financing Sources without the prior written consent of the Financing Sources.

9.10Extension; Waiver

. The Parties may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties in this Agreement or in any document delivered pursuant to this Agreement, (c) waive compliance with any covenants and agreements in this Agreement or (d) waive the satisfaction of any of the conditions in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

9.11Specific Enforcement

.

(a)The Parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached or threatened to be breached and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, at any time prior to the termination of this Agreement pursuant to ARTICLE VI, the Parties shall be entitled to an injunction or injunctions, specific performance or other equitable remedies to prevent breaches or threatened breaches of this Agreement and to enforce specifically the performance of terms and provisions of this Agreement, including the right of a Party to cause the other Party to effect the Closing (including, without limitation, the right of Seller to a remedy of specific performance to enforce Parent’s or Purchaser’s obligation to cause the Equity Financing to be funded and to consummate the Closing), in any court referred to in Section 9.13, without proof of actual damages (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The Parties further agree not to assert that a remedy of an injunction or injunctions, specific performance or other equitable remedies to prevent breaches or threatened breaches of this Agreement and to enforce specifically the performance of terms and provisions of this Agreement, including the right of a Party to cause the other Party to effect the Closing, is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy for any breach or threatened breach of this Agreement. If any Party commences a Proceeding to enforce specifically the performance of the terms and provisions of this Agreement when expressly available to such Party pursuant to the terms of this Agreement, then, notwithstanding anything to the contrary in this Agreement, the End Date shall be subject to a one-time automatic extension until the 20th Business Day following the date on which such Proceeding is finally resolved (if the End Date would otherwise occur on or prior to such date); provided however, for the avoidance of doubt, that the right of Seller to obtain specific performance to consummate the Closing or to cause Purchaser or Parent to cause the Equity Financing to be funded to consummate the Closing (including through Seller’s third party beneficiary rights thereunder), and the Purchaser Group’s obligation to enforce its rights to cause the Equity Financing to be funded, shall be subject to the requirements in Section 9.11(b) at the time of such final determination by the court presiding over such Proceeding. The costs and expenses of a Party that is successful on the merits in any Proceeding brought to compel the specific performance of this Agreement shall be paid by the other Party.

(b)Notwithstanding anything in this Agreement, it is explicitly agreed that the right of Seller to obtain specific performance to consummate the Closing or to cause Purchaser or Parent to cause the Equity Financing to be funded to consummate the Closing (including through Seller’s third party beneficiary rights thereunder), and the Purchaser Group’s obligation to enforce its rights to cause the Equity Financing to be funded, shall be subject to the requirements that:

(i)Purchaser has failed to consummate the Closing, and is required to consummate the Closing, in accordance with Section 1.02;

(ii)the conditions set forth in Section 5.01 and Section 5.03 have been satisfied or waived in writing (except for those conditions to the Closing that by their nature are to be satisfied at the Closing, each of which would be satisfied if the Closing then occurred);

(iii)the Preferred Equity Financing and the Debt Financing (or, in either case, any alternate financing in accordance with Section 4.12 in an amount sufficient, when combined with the funds under the Equity Commitment Letter and any available portion of the Preferred Equity Financing and/or the Debt Financing, to consummate the Transactions) have been funded or will be funded at the Closing if the Equity Financing is funded at the Closing; and

(iv)Seller has irrevocably confirmed in writing to Purchaser that if specific performance is granted and the Preferred Equity Financing and the Debt Financing (or, in either case, any alternate financing in accordance with Section 4.12) are funded and the Equity Financing is funded, then Seller stands ready, willing and able, and will take all actions, to consummate the Closing.

9.12Further Assurances

. As a material obligation of each Party to consummate the Transactions, from time to time after the Closing, each Party shall (a) cooperate with the other Parties, (b) perform any further act and (c) execute and deliver such documents, instruments or certificates, in each case, as may be reasonably requested by the other Parties in order to effectuate the Transactions.

9.13Jurisdiction; Venue

. All Claims arising from, under or in connection with this Agreement shall be raised to and exclusively determined by the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, each such court to whose jurisdiction and venue the Parties unconditionally consent and submit. Each Party hereby irrevocably and unconditionally waives any objection to the laying of venue of any such Claim in such court and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Claim brought in any such court has been brought in an inconvenient forum. Each Party further agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 9.03 shall be effective service of process for any Claim brought against such Party in any such court. Notwithstanding the foregoing, if any claim is brought against the Debt Financing Source or the Preferred Equity Investor, such claim will be governed by the law of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state) and subject to the jurisdiction limitations and waiver of jury trial provisions set forth in the Debt Commitment Letter or Preferred Equity Commitment Letters, as applicable, as if fully set forth herein. Notwithstanding the foregoing, if any claim is brought against the Debt Financing Source, such claim will be governed by the law of the State of New York (without giving effect to any conflicts of law principles that would result in the applicable of the laws of another state) and subject to the jurisdiction limitations and waiver of jury trial provisions set forth in the Debt Commitment Letter as if fully set forth herein. The Debt Financing Source and the Preferred Equity Investor are hereby named as third-party beneficiaries of this Section 9.13.

9.14Waiver of Jury Trial

. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT, INCLUDING ANY LITIGATION AGAINST THE PREFERRED EQUITY INVESTOR ARISING OUT OF THIS AGREEMENT OR THE PREFERRED EQUITY COMMITMENT LETTER. THE PREFERRED EQUITY INVESTOR IS HEREBY NAMED AS A THIRD-PARTY BENEFICIARY OF THIS SECTION 9.14. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.14.

9.15Construction

. Each Party has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authorship of any of the provisions of this Agreement.

9.16Acknowledgment and Waiver.

(a)The Purchaser Group acknowledges that Seller and the Nutrition Entities have retained Bass, Berry & Sims PLC (“Bass Berry”) to act as their counsel in connection with the Transactions and that Bass Berry has not acted as counsel for any other Person in connection with the Transactions for conflict of interest or any other purposes. The Purchaser Group agrees that any attorney-client privilege and the expectation of client confidence attaching as a result of

Bass Berry’s representation of Seller and the Nutrition Entities related to the preparation for, and negotiation and consummation of, the Transactions (the “Representation”), including all communications among Bass Berry and Seller, the Nutrition Entities or their respective Affiliates in connection with the Representation, shall survive the Closing and shall remain in effect. Furthermore, effective as of the Closing, (i) all communications (and materials relating thereto) between the Nutrition Entities, on the one hand, and Bass Berry or any other legal counsel, on the other hand, related to the Representation (the “Protected Communications”) are hereby assigned and transferred to Seller, (ii) the Purchaser Group, on behalf of itself and the Nutrition Entities, hereby releases all of their respective rights and interests to and in the Protected Communications and (iii) the Purchaser Group, on behalf of itself and the Nutrition Entities, hereby releases any right to assert or waive any privilege related to the Protected Communications; provided that in the event a dispute arises between the Nutrition Entities and a Person other than Seller or its Affiliates after the Closing, the Nutrition Entities may assert the attorney-client privilege to prevent disclosure of such Protected Communications.

(b)The Purchaser Group agrees that, notwithstanding any current or prior representation of the Nutrition Entities by Bass Berry, Bass Berry shall be allowed to represent Seller or any of its Affiliates in any matters and disputes adverse to the Purchaser Group or the Nutrition Entities that either is existing on the date of this Agreement or arises in the future and relates to this Agreement and the Transactions, and the Purchaser Group, on behalf of itself and the Nutrition Entities, hereby waives any conflicts or claim of privilege that may arise in connection with such representation.

(c)The Purchaser Group acknowledges that any advice given to Seller or any of its Affiliates (other than the Nutrition Entities) in connection with the Representation and the Protected Communications shall not be subject to any joint privilege and shall be owned solely by Seller or its Affiliate; provided that none of Seller or its Affiliates shall waive such attorney-client privilege other than in connection with the enforcement or defense of their respective rights or obligations existing under this Agreement or the Ancillary Agreements. The Purchaser Group hereby acknowledges that each of them have had the opportunity to discuss and obtain adequate information concerning the significance and material risks of, and reasonable available alternatives to, the waivers, permissions and other provisions of this Agreement, including the opportunity to consult with counsel other than Bass Berry.

9.17Interpretation.

(a)Time Periods. When calculating the period of time before which, within which or after which any act is to be done or step taken pursuant to this Agreement, (i) the date that is the reference date in calculating such period shall be excluded and (ii) if the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day. All references in this Agreement to a number of days are to such number of calendar days unless Business Days are specified.

(b)Dollars. Unless otherwise specifically indicated, any reference in this Agreement to $ means U.S. dollars.

(c)Gender and Number. Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

(d)Articles, Sections and Headings. When a reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. The table of contents and headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(e)Include. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(f)Hereof. The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(g)Extent. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(h)Contracts; Laws. Any Contract or Law defined or referred to in this Agreement means such Contract or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated.

(i)Persons. References to a Person are also to its permitted successors and assigns.

(j)Ordinary Course of Business. The phrases “ordinary course,” “ordinary course of business” and “ordinary course of business, consistent with past practice” and similar phrases, when used with respect to Seller or any of the Nutrition Entities, mean the ordinary course of business of Seller or the Nutrition Entities, as the case may be, consistent with past practice without taking into consideration the impact of COVID-19 and any action by Seller or any of the Nutrition Entities in response or related to COVID-19 and any quarantine, “shelter in place,” “stay at home,” workforce reduction, shut down, closure or any other Law, Order or directive having the force of Law by any Governmental Authority in connection with or in response to COVID-19, including the Coronavirus Aid, Relief and Economic Security Act (CARES Act), as amended, and the rules and regulations promulgated thereunder.

(k)Exhibits and Disclosure Letters. The Exhibits to this Agreement and the Disclosure Letters are hereby incorporated and made a part of this Agreement and are an integral part of this Agreement. Each of Seller and the Purchaser Group may, at its option, include in the Seller Disclosure Letter or the Purchaser Disclosure Letter, respectively, items that are not material and such inclusion, or any references to dollar amounts in this Agreement or in the Disclosure Letters, shall not be deemed to be an acknowledgement, admission or representation (i) that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement or otherwise, or that such item would have, or would reasonably be expected to have, a Business Material Adverse Effect, that such item did not arise in the ordinary course of business, or rise to any particular threshold, or (ii) of any non-compliance with, or violation or breach of, any Contract, any other third party rights (including any Intellectual Property rights) or any Law or Order. Each Disclosure Letter shall be organized by section, with each section of such Disclosure Letter corresponding to a Section of this Agreement. Any item, matter or event set forth in any section of a Disclosure Letter shall be deemed to be referred to and incorporated in any section of such Disclosure Letter to which it is specifically referenced or cross-referenced and also in any other sections of the such Disclosure Letter or this Agreement where the applicability of such item, matter or event is reasonably apparent on the face of the disclosure. Whenever the Disclosure Letters includes descriptions of certain documents, such descriptions are qualified in their entirety by reference to the actual documents to which they refer. Any capitalized term used in any Exhibit or any Disclosure Letter but not otherwise defined therein shall have the meaning given to such term in this Agreement. Any attachments to the Disclosure Letters form an integral part of such Disclosure Letter and are incorporated by reference into the Disclosure Letter for all purposes as if set forth fully therein.

9.18Purchaser Group Affiliates; Parent

.

(a)Notwithstanding anything set forth herein, other than Parent and Purchaser, no Parent Affiliate shall have any liability or obligation of any nature whatsoever in connection with or under this Agreement or the transactions contemplated hereby, except as agreed by the Equity Financing Source pursuant to the Guaranty and Equity Commitment Letter.  “Parent Affiliate” means (i) any direct or indirect holder of equity securities in Parent (whether limited or general partners, members, shareholders or otherwise); and (ii) any former, current or future manager, director, officer, employee, partner, Affiliate, representative or agent of (y) Parent or Purchaser or (z) any Person who controls Parent.

(b)Notwithstanding anything in this Agreement, immediately after the Closing, any rights, benefits or obligations hereunder with respect to Parent (including, for the avoidance of doubt, references to the Purchaser Group) shall instead be deemed to refer solely to Purchaser.

9.19Definitions.

(a)For purposes of this Agreement, each of the following capitalized terms has the meaning specified in this Section 9.19(a):

“Accounting Arbitrator” means Ernst & Young LLP or, if such firm refuses or is unable to serve in such capacity, or is otherwise not appointed and engaged for such purpose (including due to a conflict of interest), then another independent nationally recognized accounting firm to be agreed upon by Seller and Purchaser acting reasonably.

“Accounting Principles” means GAAP applied in a manner consistent with the preparation of the most recent balance sheet included in the Financial Statements and without giving effect to the consummation of the Transactions (except for the termination of intercompany and related-party agreements pursuant to Section 4.11).

“Affiliate” of any Person means another Person that directly or indirectly, through one (1) or more intermediaries, controls, is controlled by, or is under common control with, such first Person. For purposes of this definition, “control” (including the terms “controlled by” and “under common control with”) when used with respect to any specified person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise; provided, however, that Seller shall not be an Affiliate of the Purchaser Group or, as of and after Closing, the Business or the Nutrition Entities.

“Affiliate Contract” means any Contract between Seller or any of its Subsidiaries (other than the Nutrition Entities), on the one hand, and any Nutrition Entity on the other hand, other than any Ancillary Agreement and for the avoidance of doubt, excluding the Agreement and Plan of Merger, dated December 9, 2018, by and among Seller, Sweet Acquisition, Inc. and Nutrition Topco.

“Affiliated Group” means a group of Persons that elects, is required to, or otherwise files a Tax Return or pays a Tax as an affiliated group, consolidated group, combined group, unitary group or other group recognized by applicable Tax Law.

“Ancillary Agreements” means the Commitment Letters, the Transition Services Agreement and any other Contract entered into, or any document or certificate delivered in connection with, this Agreement.

“Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, all applicable state, foreign or supranational antitrust Laws and all other applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Business” means the current business of manufacturing, development, commercialization, marketing, distribution and sale of products, programs and services for weight management or enhancing weight loss by the Nutrition Entities (or by Seller on behalf of the Nutrition Entities) under the brands of Nutrisystem and South Beach Diet.

“Business Day” means any day except for (a) a Saturday or a Sunday or (b) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in Nashville, Tennessee or New York, New York.

“Business Employee” means (i) the employees of Seller set forth on Section 4.15(a) of the Seller Disclosure Letter, (ii) solely with respect to Article II, the employee of Seller set forth on Section 9.19(a)(i) of the Seller Disclosure Letter or (ii) any current employee of any Nutrition Entity or a person who becomes an employee of any Nutrition Entity prior to Closing.

“Business Leased Real Property” means all real property leased, subleased or licensed, or otherwise occupied by any Nutrition Entity.

“Business Material Adverse Effect” means any fact, circumstance, effect, change, condition, occurrence, event or development that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, condition (financial or otherwise), operations, assets, liabilities or results of operations of the Business and the Nutrition Entities taken as a whole, or the ability of the Seller to consummate the Transactions by the End Date; provided, however, that no fact, circumstance, effect, change, condition, occurrence, event or development to the extent resulting from or arising out of any of the following shall constitute a Business Material Adverse Effect or be taken into account in determining whether a Business Material Adverse Effect has occurred: (a) any change or condition generally affecting any industry in which the Nutrition Entities or the Business operates; (b) any change generally affecting any economic, legislative or political condition or any change affecting any securities, credit, financial or other capital markets condition in general, in each case in the United States, in any foreign jurisdiction or in any specific geographical area; (c) any failure, in and of itself, by any of Seller or its Subsidiaries to meet any Projection or any other internal or public projection, budget, forecast, estimate or prediction in respect of revenues, earnings or other financial or operating metrics for any period (provided that the underlying factors contributing to any such failure shall not be excluded unless such underlying factors would otherwise be excluded from the definition of Business Material Adverse Effect); (d) any change attributable to the announcement, execution or delivery of this Agreement or the pendency of the Transactions, including (i) any action taken by any of Seller or its Subsidiaries that is expressly required or contemplated pursuant to this Agreement (other than compliance with Section 4.01), or is consented to by Purchaser, and, in each case, the result of any such actions, or (ii) any change that arises out of the identity of the Purchaser Group or any of its Affiliates as the acquirer of the Nutrition Entities; (e) any change in the market price, credit rating or trading volume of shares of the Seller Common Stock on Nasdaq or any change affecting the ratings or the ratings outlook for any of Seller or its Subsidiaries (provided that the underlying factors contributing to any such change shall not be excluded unless such underlying factors would otherwise be excluded from the definition of Business Material Adverse Effect); (f) any actual or proposed change in applicable Law, regulation or GAAP (or authoritative interpretation thereof) (other than any Order specific to the Nutrition Entities or the Business and not generally applicable); (g) geopolitical conditions, the outbreak or escalation of hostilities, any act of war, sabotage or terrorism or any escalation or worsening of any such act of war, sabotage or terrorism threatened or underway as of the date of this Agreement; (h) the outbreak of disease or illness, or any epidemic or pandemic (other than the COVID-19 pandemic), any escalation or worsening of any such outbreak, epidemic or pandemic threatened or underway as of the date of this Agreement (other than the COVID-19 pandemic) or any declaration of martial law, quarantine, business closure or occupancy limitations or similar directive, policy or protocol under any applicable Law by any Governmental Authority in response thereto; and (i) the COVID-19 pandemic or any declaration of martial law, quarantine or similar directive, policy or protocol under any applicable Law by any Governmental Authority in response thereto or any COVID-19 Related Action; provided that in the case of clauses (a), (b), (f), (g) and (h) such effect may be taken into account in determining whether or not there has been or would reasonably be expected to be a Business Material Adverse Effect to the extent such effect has a disproportionate impact on the Business and Nutrition Entities, taken as a whole, as compared to other participants in the industry in which the Business operates, in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether or not there has been or would reasonably be expected to be a Business Material Adverse Effect.

“CARES Act” means the Coronavirus, Aid, Relief and Economic Security Act (H.R. 748) (together with all amendments thereto and the statutes, rules and regulations promulgated thereunder and any successor to such statutes, rules or regulations, as in effect on the date hereof).

“Cash Amount” means, without duplication, an amount equal to the value of all cash and cash equivalents of the Nutrition Entities, in each case, calculated in accordance with GAAP applied in a manner consistent with the preparation of the most recent balance sheet included in the Financial Statements. For the avoidance of doubt, the “Cash Amount” shall (i) be reduced by the amount of any checks written or drafts or wire transfers outstanding (including any overdrawn accounts) by any Nutrition Entity but not yet cleared as of 11:59 p.m. Nashville, Tennessee time on the day immediately prior to the Closing Date, (ii) be increased by the amount of any checks received by any Nutrition Entity but not yet cashed as of 11:59 p.m. Nashville, Tennessee time on the day immediately prior to the Closing Date, and (iii) exclude any cash as of 11:59 p.m. Nashville, Tennessee time on the day immediately prior to the Closing Date which is not freely usable to a subsequent purchaser or equity holder of the Nutrition Entities because it is subject to restrictions or limitations on use or distribution by law or contract, including amounts held in escrow or as a deposit; provided that the Cash Amount shall be reduced by any payments made in respect of Transaction Expenses after 11:59 p.m. Nashville, Tennessee time on the day immediately prior to the Closing Date to the extent such payments were made from funds that would have otherwise been included in the Cash Amount.

“Claim” means any demand, charge, complaint, audit, formal investigation, claim, suit, action, legal proceeding (whether at law or in equity) or arbitration.

“Code” means the Internal Revenue Code of 1986 or any successor federal Tax statute.

“Confidential Data” means all data for the Business which Seller or the Nutrition Entities are required by Privacy and Security Requirements, Nutrition Entity or Seller published privacy policy or Privacy Contract to safeguard and/or keep confidential or private, including all such data transmitted to the Nutrition Entities by customers of Seller or the Nutrition Entities or Persons that interact with the Nutrition Entities.

“Contract” means any legally binding written or oral contract, agreement, lease, license, evidence of indebtedness, mortgage, indenture, note, bond, loan, instrument, commitment, purchase order, binding bid, letter of credit, security agreement, undertaking or other agreement that is legally binding; provided, however that the term Contract does not include any Nutrition Benefit Plan.

“COVID-19” means the infectious disease known as coronavirus disease 2019, or COVID-19, caused by severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2), and any evolutions thereof.

“Credit Agreement” means that certain Credit and Guaranty Agreement, dated March 8, 2019, by and among Seller, certain Subsidiaries of Seller, the lenders party thereto, Credit Suisse AG, Cayman Islands Branch and SunTrust Bank.

“Disclosure Letter” means any of the Seller Disclosure Letter or the Purchaser Disclosure Letter.

“Environmental Laws” means all applicable Laws relating to pollution, the protection or regulation of the environment or natural resources (including ambient or indoor air,

surface water, groundwater, and surface or subsurface land), Releases or threatened Releases, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, manufacture, remediation or disposal of Hazardous Substances or any other chemicals, materials or substances that are harmful to the environment.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Families First Act” means the Families First Coronavirus Response Act (H.R. 6201) (together with all amendments thereto and the statutes, rules and regulations promulgated thereunder and any successor to such statutes, rules or regulations, as in effect on the date hereof).

“First Amendment to Real Estate Lease” means that certain First Amendment to Lease, dated June 1, 2020, by and between ZCA Fort Washington LLC (as successor in interest to B.R. Properties Owner, LP) and Nutrition Topco, which amends that certain Lease Agreement between the parties dated October 13, 2009.

“Food Laws” means all applicable Laws relating to the manufacture, preparation, packaging, labeling, storage, advertising, sale or distribution, of any food products of Seller or any Nutrition Entity, including, but not limited to, FDA regulations (including regulations promulgated pursuant to the Food Safety & Modernization Act) and USDA regulations.

“Fundamental Representations” means the representations and warranties of Seller set forth in Section 2.01(a) (first and second sentences only), Section 2.02(a), Section 2.02(b), Section 2.02(f), Section 2.03, Section 2.04(a), and Section 2.04(b)(iii).

“Fraud” means the actual and knowing misrepresentation or actual and knowing omission of facts with the intent to deceive with respect to the making of the representations and warranties set forth in ARTICLE II or ARTICLE III or the certificates delivered pursuant to Section 5.02(c) or Section 5.03(d), as applicable, and induce reliance upon such representations and warranties. For the avoidance of doubt, the definition of “Fraud” in this Agreement does not include (i) constructive fraud or other similar fraud claims based on constructive knowledge, negligence, misrepresentation or similar theories or (ii) equitable fraud, promissory fraud, unfair dealings fraud, or any other similar fraud-based claim or similar theory, excluding, with respect to each of (i) and (ii) of this definition of “Fraud” for the avoidance of doubt, such actual and knowing misrepresentation or omission that would constitute common law fraud under applicable Law, but only to the extent such actual and knowing misrepresentation or actual and knowing omission meets each of the requirements in the preceding sentence.

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“Governmental Authority” means any U.S. or foreign federal, state, provincial or local governmental authority, court, government or self-regulatory organization, commission, committee, task force, arbitrator (public or private) tribunal or organization or any regulatory, administrative, public health or other agency, or any political or other subdivision, department or branch of any of the foregoing.

“Hazardous Substances” means (i) any chemical, material, waste or substance that may form the basis of liability under, or that is defined, listed, or regulated under any applicable Environmental Law, including as a “hazardous substance,” “hazardous waste,” “solid waste,” “hazardous material,” “hazardous constituent,” “restricted hazardous material,” “extremely hazardous substance,” “toxic substance,” “contaminant,” “pollutant,” “toxic pollutant,” or words of similar meaning and regulatory effect under any applicable Environmental Law; and (ii) petroleum or petroleum products (or any fraction thereof), any asbestos or asbestos containing materials, mold, polychlorinated biphenyls, per- and polyfluoroalkyl substances and radioactive materials.

“Healthcare Business” means any of the following: (i) Seller’s or any of the Healthcare Entities’ current business of providing healthcare, wellness and fitness products, programs, and services, including Seller’s SilverSneakers, Prime Fitness, and WholeHealth Living programs, for the avoidance of doubt other than the Business; (ii) the current business of Seller unrelated to the Business; and (iii) the commercialization, marketing, sale or provision of nutrition products, services or programs under the Wisely Well™ and Foods That Fuel Living Well™ brands to older adults, Medicare Advantage and Medicare Supplement plans, Medicaid, commercial health plans, life insurance plans, employers, or group retiree plans, in the case of clause (iii), as long as such products, services or programs are not marketed as weight management or enhancing weight loss products or programs.

“Healthcare Entity” means Seller and its Subsidiaries (other than a Nutrition Entity).

“Indebtedness” means, with respect to any Person, without duplication, the outstanding principal amount of, accrued and unpaid interest on and other payment obligations (including any prepayment premiums, penalties, fees, expenses, change of control payments, make-whole or other payments payable as a result of the consummation of the Transactions) with respect to (a) all obligations of such Person for borrowed money (including the issuance of any debt security, but excluding intercompany indebtedness (i.e., for the Nutrition Entities, between or among the Nutrition Entities but not Seller)), (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person evidenced by letters of credit, bankers’ acceptances, performance bonds or similar facilities to the extent drawn upon by the counterparty thereto, (d) all obligations of such Person to pay rent or other payment amounts under a financing lease, (e) all indebtedness for borrowed money secured by any Liens existing on property owned by such Person, whether or not indebtedness secured thereby shall have been assumed, (f) the deferred purchase price of assets, services or property (other than trade payables or any other current liabilities to the extent included in the calculation of the Net Working Capital Amount), (g) for the Nutrition Entities: (i) any liability attributable to claims incurred prior to the Closing under any self-insured medical, dental or prescription insurance benefit plan to the extent any of the Nutrition Entities is liable therefor or to the extent attributable to a Nutrition Benefit Plan sponsored by a Nutrition Entity, (ii) change in control bonuses, transaction bonuses, retention bonuses, success bonuses, and similar payments that will become payable to any current or former employee, independent contractor, consultant, director, or officer of any of the Nutrition Entities or for which any of the Nutrition Entities is liable, in each case solely as a result of the consummation of the Transactions, including the employer portion of any payroll Taxes related thereto, (iii) any severance or termination payment obligations (whether or not such are yet due or payable) to any employee of the Nutrition Entities or for which any of the Nutrition Entities is liable, in each case whose employment is terminated for any reason prior to the Closing, including the employer portion of any payroll Taxes related thereto, (iv) any payroll or other employment Taxes for any Pre-Closing Tax Period deferred pursuant to Section 2302 of the CARES Act, (v) all accrued and unpaid income Taxes of the Nutrition Entities for any Pre-Closing Tax Period (other than income Taxes required to be reflected on a Tax Return of any Seller Affiliated Group or income Taxes that Seller is required to remit (or cause to be remitted) with respect to a Tax Return described in Section 8.03(a)(ii)), determined on a jurisdiction by jurisdiction basis (with the amount for each jurisdiction never being less than zero dollars ($0)), (vi) any unpaid portion of rent deferred for the months of June, July and August 2020 pursuant to that certain First Amendment to Real Estate Lease, (h) all guarantees or other assumptions of liability for any of the foregoing, except, in each case, to the extent paid off or released at or prior to the Closing, (i) deferred revenue, (j) all amounts and expenses that are payable or that have otherwise accrued under the terms of each of the agreements and accounts described in Section 4.11 (with such amount never being less than zero dollars ($0)), and (k) all obligations for declared but unpaid dividends; provided that the amount of Indebtedness shall not be reduced by any payments made in respect thereof after 11:59 p.m. Nashville, Tennessee time on the day immediately prior to the Closing Date to the extent such payments have the effect of reducing the Cash Amount.

“Indebtedness Amount” means all Indebtedness of the Nutrition Entities as of 11:59 p.m. Nashville, Tennessee time on the day immediately prior to the Closing Date, determined in accordance with GAAP.

“Intellectual Property” means all intellectual property throughout the world, including all U.S. and foreign rights in (a) patents, industrial designs, invention disclosures, utility models and applications for any of the foregoing and all related continuations, continuations-in-part, provisionals, divisionals, reissues, re-examinations, substitutions, and extensions thereof (collectively, “Patents”), (b) trademarks, service marks, certification marks, names, corporate names, trade names, domain names, social media accounts, handles and registered user names, logos, slogans, trade dress, design rights, and other similar designations of source or origin, whether registered or unregistered, all registrations and applications for the forgoing, all renewals and extensions thereof and all common law rights in together with the goodwill symbolized by any of the foregoing (collectively, “Trademarks”), (c) works of authorship (including Software and website content), copyrights and copyrightable subject matter, mask work rights, database rights and design rights, whether registered or unregistered, registrations and applications for any of the foregoing, renewals and extensions thereof and all moral rights associated with any of the foregoing (collectively, “Copyrights”), (d) recipes, trade secrets and all other confidential and proprietary information, including ideas, know-how, inventions (whether or not patentable), processes, formulae, models, developments, improvements, designs, drawings, algorithms, source code, methods, techniques, research and development, compilations, compositions, manufacturing and production processes, devices, technical data, specifications, reports, analyses, data analytics, customer lists, supplier lists, pricing and cost information, product roadmaps, business and marketing plans and proposals, and methodologies (collectively, “Trade Secrets”), (e) all rights in the foregoing and in other similar intangible assets that are similar to the foregoing, including all rights to sue and collect damages for any past, present or future infringement or other violation of any of the foregoing and (f) all applications and registrations, and any renewals, extensions and reversions, for the foregoing.

“International Trade Law” means the Arms Export Control Act (22 U.S.C. 2778), the International Traffic in Arms Regulations (ITAR) (22 CFR 120-130), the Export Administration Act of 1979, as amended (50 U.S.C. 2401-2420), the Export Administration Regulations (EAR) (15 CFR 730-774), the economic sanctions rules and regulations implemented under statutory authority and/or President’s Executive Orders and administered by OFAC (Title 31 of the U.S. Code of Federal Regulations Part 500 et seq.) and all other laws and regulations of United States Governmental Entities regulating the provision of articles, software, information and services to non-U.S. parties or the export and import of articles, software, information or services from and to the U.S. and non-U.S. parties.

“IRS” means the U.S. Internal Revenue Service or any successor agency.

“IT Assets” means Software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation, in each case, used or held for use exclusively in the operation of the Business.

“Knowledge” means (a) with respect to Seller, the knowledge of the individuals listed in 9.19(a)(ii) to the Seller Disclosure Letter, and (b) with respect to the Purchaser or Parent, the knowledge of the individuals listed in Section 9.19(a) to the Purchaser Disclosure Letter, in each case (a) and (b), after reasonable inquiry made of such Person’s immediate subordinates having responsibility for matters covered by the applicable representation or warranty.

“Law” means any domestic or foreign, federal, state, provincial or local statute, act, Order, law (including common law), ordinance, rule or regulation of any Governmental Authority.

“Liability” means any liability or obligation (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether incurred or consequential and whether due or to become due).

“Lien” means any pledge, lien, charge, mortgage, encumbrance or security interest of any kind or nature whatsoever (including with respect to Intellectual Property).

“Losses” means Liabilities, losses, damages, Orders and costs and expenses (including reasonable fees and expenses of attorneys, auditors, consultants and other agents), to the extent actually incurred.

“Net Working Capital Amount” as of any date or time means (i) the current assets of the Nutrition Entities (consisting only of the asset account line items specified in the sample calculation attached hereto as Annex II hereto) minus (ii) the current liabilities of the Nutrition Entities as of such date or time (consisting only of liability account line items specified in the sample calculation attached hereto as Annex II hereto), in each case, as calculated in accordance with Sections 1.04 and 1.07, the Accounting Principles, subject to the adjustments and exclusions set forth on Annex II and with no single item being given duplicate effect.

“Net Working Capital Target” means $7,800,000.

“Online Platforms” means the websites, mobile applications and other online platforms related to the Nutrition Entries and/or the Business.

“Order” means any charge, restraining order, other order, writ, injunction, judgment, decree, ruling, determination, directive, award or settlement of any Governmental Authority or of any arbitrator, arbitration panel or mediator, whether civil, criminal or administrative.

“Organizational Documents” means any corporate, partnership or limited liability company organizational documents, including certificates or articles of incorporation/organization, bylaws, certificates of formation, operating agreements (including limited liability company agreement and agreements of limited partnership), certificates of limited partnership, partnership agreements, stockholder agreements and certificates of existence, as applicable.

“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by (a) Seller that is exclusively used or held for use in connection with the Business (excluding the Seller Names and Marks) or (b) any of the Nutrition Entities.

“Permitted Liens” means (a) any Lien for Taxes not yet due or delinquent or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the applicable financial statements in accordance with GAAP, (b) vendors’, mechanics’, materialmen’s, carriers’, workers’, landlords’, repairmen’s, warehousemen’s, construction and other similar statutory Liens arising or incurred under applicable Law and in the ordinary course of business and consistent with past practice or with respect to Liabilities that are not yet due and payable or, if due, are not delinquent or are being contested in good faith by appropriate proceedings and for which adequate reserves (based on good faith estimates of management) have been set aside for the payment thereof, (c) Liens imposed or promulgated by any Governmental Authority with respect to real property, including zoning, building or similar statutory restrictions which are not violated by the current use or occupancy of the applicable Business Leased Real Property or the operation of the Business thereon, (d) applicable zoning, building or similar Laws, codes, ordinances and state and federal regulations which are not violated by the current use or occupancy of the applicable Business Leased Real Property or the operation of the Business thereon, (e) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislation, (f) defects, irregularities or imperfections of title which are of record and which do not, individually or in the aggregate, materially impair, and would not reasonably be expected to materially impair, the continued use and operation of the Business Leased Real Property to which they relate in the conduct of the Business, or the use, occupancy, value or marketability of title of the Business Leased Real Property subject thereto, (g) Liens that constitute non-exclusive licenses to Intellectual Property granted in the ordinary course of business, (h) Liens relating to intercompany borrowings among a Person and any of its wholly owned Subsidiaries or (i) any Lien set forth in Section 9.19(a)(iii) of the Seller Disclosure Letter.

“Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Authority or other entity or organization.

“Personal Information” means, to the extent regulated by applicable Privacy and Security Requirements, any data that identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular individual or household, including: name; Social Security number; government-issued identification numbers; health or medical information, including health insurance information; financial account information; passport numbers; user names/email addresses in combination with a password or security code that would allow access to an online account; unique biometric identifiers (e.g., fingerprints, retinal scans, face scans, or DNA profile); employee ID numbers; date of birth; digital signature; and Internet Protocol (IP) addresses; or any other data that constitutes personal information or personal data under applicable Law.

“Pre-Closing Tax Period” means any taxable period (including the portion of any Straddle Period) ending on or before the Closing Date.

“Privacy Contracts” means (a) all Contracts between the Nutrition Entities and any Person that are applicable to the PCI DSS and/or Processing of Protected Data; and (b) all published privacy policies and procedures made available by the Nutrition Entities to any Person and applicable to the PCI DSS and/or Processing of Protected Data.

“Privacy and Security Requirements” means, to the extent applicable to the Nutrition Entities, (a) any Laws regulating the Processing of Personal Information including, without limitation, Section 5 of the Federal Trade Commission Act, all state Laws related to unfair or deceptive trade practices, the California Consumer Privacy Act and any implementing regulations therein (together, the “CCPA”), the Fair Credit Reporting Act (“FCRA”), the Controlling the Assault of Non-Solicited Pornography And Marketing Act of 2003 (“CAN-SPAM”), all Laws related to online privacy policies, the Telephone Consumer Protection Act (“TCPA”), the Illinois Biometric Information Privacy Act (“BIPA”), all Laws related to faxes, telemarketing and text messaging, and all Laws related to breach notification; (b) all Laws related to the Processing of Confidential Data; and (c) the Payment Card Industry Data Security Standard issued by the PCI Security Standards Council, as it may be amended from time to time (“PCI DSS”).

“Proceeding” means any action, suit, litigation, investigation, claim, cross-claim, mediation, audit, hearing or proceeding, notice of violation or summons brought, conducted or heard by or before, or otherwise involving, any Governmental Authority, whether judicial, civil, criminal, regulatory, arbitral or administrative.

“Process” means the creation, collection, use (including, without limitation, for the purposes of sending telephone calls, text messages and emails), storage, maintenance, processing, recording, distribution, transfer, transmission, receipt, import, export, protection, safeguarding, access, disposal or disclosure or other activity regarding data (whether electronically or in any other form or medium).

“Projection” means any forward-looking projection, forecast, budget, estimate or other similar information (including information with respect to the future revenues, earnings, results or operations (or any component thereof), cash flows, financial condition (or any component thereof) or the future business and operations of the Nutrition Entities or the Business, as well as any other business plan and cost-related plan information of the Nutrition Entities or the Business), made, communicated or furnished (orally or in writing), or to be made, communicated or furnished (orally or in writing), to the Purchaser Group or any of its Affiliates or its Representatives, in each case, whether made by Seller, the Nutrition Entities or any of their respective Affiliates, Representatives or equity holders or any other Person, and for the avoidance of doubt in each case limited to forward-looking information.

“Protected Data” means Personal Information and Confidential Data.

“Purchaser Material Adverse Effect” means any fact, circumstance, effect, change, event or development that has or would reasonably be expected to have a material and adverse effect on the ability of the Purchaser Group to consummate, or that would reasonably be expected to prevent or materially impede, materially interfere with or materially delay the Purchaser Group’s consummation of, the Transactions.

“Real Property Leases” means all leases, subleases or other occupancy agreements pursuant to which any Nutrition Entity leases, subleases, licenses or otherwise occupies any Business Leased Real Property along with all amendments, modifications, supplements and other agreements related thereto, including any subordination, non-disturbance and attornment agreements.

“Release” means any emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Substances from any source into the environment.

“Representatives” means, with respect to any Person, such Person’s officers, directors, principals, partners, managers, members, attorneys, accountants, agents, employees, consultants, financial advisors, potential financing sources, counsel or other authorized representatives.

“R&W Insurance Policy” means the representations and warranties insurance policy conditionally bound by Purchaser as of the date hereof, in substantially the form attached hereto as Exhibit B (except for non-substantive, clerical changes to be made at the Closing).

“SEC” means the Securities and Exchange Commission or any successor agency.

“Securities Act” means the Securities Act of 1933, as amended.

“Security Breach” means any actual (i) security breach or breach of Protected Data under applicable Privacy and Security Requirements; (ii) unauthorized access, acquisition, use, disclosure, modification, deletion, or destruction of information (including Protected Data); (iii) unauthorized interference with system operations or security safeguards of the Nutrition Entities’, or the Seller’s with respect to the Business, information systems; or (iv) phishing incident or ransomware attack.

“Seller Affiliated Group” means any Affiliated Group the common parent of which is Seller.

“Seller Board” means the board of directors of the Seller.

“Seller Common Stock” means the common stock of Seller, par value $0.001 per share.

“Seller Names and Marks” means, collectively, (i) any Trademark of Seller or any Subsidiary of Seller (other than any Nutrition Entity) including Wisely Well and FOODS THAT FUEL LIVING WELL and any Trademark comprised or derived from or confusingly similar to any of the foregoing and (ii) the reputation or goodwill of Seller or any of its Subsidiaries associated with any of the foregoing.

“Seller Stock Plans” means collectively, Seller’s Second Amended and Restated 2014 Stock Incentive Plan, Nutrisystem Stock Incentive Plan, Amended and Restated 2014 Stock Incentive Plan, 2014 Stock Incentive Plan and 2007 Stock Incentive Plan, each as amended and any applicable award agreements granted under any of the foregoing, collectively, in effect from time to time.

“Seller Stockholders” means the holders of Seller Common Stock.

“Software” means all computer software and databases, including source code and object code, development tools, comments, user interfaces, menus, buttons and icons, and all files, data, scripts, application programming interfaces, manuals, design notes, programmers’ notes, architecture, algorithms and other items and documentation related thereto or associated therewith, and any derivative works, foreign language versions, fixes, upgrades, updates, enhancements, new versions, previous versions, new releases and previous releases thereof; and all media and other tangible property necessary for the delivery or transfer thereof.

“Subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, more than 50% of the equity interests of which) is owned directly or indirectly by such first Person.

“Tax Claim” means any claim with respect to Taxes made by, or any administrative or judicial proceeding involving, any Taxing Authority that, if pursued successfully, would reasonably be expected to serve as the basis for a claim for indemnification under ARTICLE VIII.

“Tax Proceeding” means any audit, examination, contest, litigation or other proceeding with or against any Taxing Authority.

“Tax Return” means any return, declaration, report, claim for refund or information return, certificate, bill, statement or other written information filed or required to be filed with any Taxing Authority relating to Taxes, including any supplement, schedule or attachment thereto, and including any amendment thereof.

“Taxes” means any and all U.S. or non-U.S. federal, state or local taxes, including any interest, penalties or other additions to tax, that may become payable in respect thereof, imposed by any Governmental Authority, which taxes shall include all income taxes, profits taxes, taxes on gains, alternative minimum taxes, estimated taxes, payroll taxes, employee withholding taxes, unemployment insurance taxes, social security taxes, welfare taxes, disability taxes, severance taxes, license charges, taxes on stock, sales taxes, harmonized sales taxes, use taxes, ad valorem taxes, value added taxes, excise taxes, goods and services taxes, franchise taxes, gross receipts taxes, occupation taxes, real or personal property taxes, land transfer taxes, escheat taxes, unclaimed or abandoned property taxes, stamp taxes, transfer taxes, workers’ compensation taxes, net worth taxes, environmental taxes and any other taxes, fees, duties, levies, customs, tariffs, imposts, assessments, obligations or charges in the nature of taxes, whether computed on a separate, consolidated, unitary or combined basis or in any other manner, whether disputed or not.

“Taxing Authority” means any Governmental Authority responsible for the administration, collection or imposition of any Tax.

“Transaction Expenses” means the aggregate amount of all fees and expenses, incurred at or prior to the Closing by or on behalf of Seller, the Nutrition Entities, the Business or any of their respective Affiliates, in each case, for which any of the Nutrition Entities is liable, in connection with the negotiation, preparation or execution of this Agreement, the Ancillary Agreements or any other documents in connection with the Transactions or the performance or consummation of the Transactions (for the avoidance of doubt, including the pursuit of similar transactions with any other bidders), including (a) any fees and expenses associated with obtaining necessary or appropriate waivers, consents or approvals of any Persons on behalf of Seller, the Nutrition Entities or the Business, (b) any fees or expenses associated with obtaining the release and termination of any Liens, (c) all brokers’ or finders’ fees, and (d) fees and expenses of counsel, advisors, consultants, investment bankers, accountants, auditors and experts; provided that, for the avoidance of doubt, (i) costs and expenses incurred by the Purchaser Group in connection with the Debt Financing, Preferred Equity Financing or Equity Financing or the Guaranty, (ii) the amount of any reimbursement obligations pursuant to Section 4.12(c) and (iii) any fees or expenses required to be paid by Purchaser under this Agreement or any Ancillary Agreement, shall not be considered Transaction Expenses.

“Transactions” means the transactions contemplated by this Agreement and the Ancillary Agreements.

“Transfer Taxes” means any and all transfer Taxes (excluding income Taxes), including sales, use, excise, goods and services, stock, conveyance, gross receipts, registration, business and occupation, securities transactions, real estate, land transfer, stamp, documentary, notarial, filing, recording, permit, license, authorization and similar Taxes, fees, duties, levies, customs, tariffs, imposts, assessments, obligations and charges.

“Treasury Regulations” means the regulations promulgated under the Code.

“Unauthorized Code” means any virus, Trojan Horse, worm, or other software routines or hardware components designed to permit unauthorized access, to disable, erase, or otherwise harm Software, hardware or data.

“WARN” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, together with any similar state, local or foreign Laws.

(b)In addition to the defined terms set forth in Section 9.19(a), each of the following capitalized terms has the meaning specified in the Section set forth opposite such term below:

Term	Section
Accessible Information	Section 4.04
Actual Cash Amount	Section 1.07(d)
Actual Indebtedness Amount	Section 1.07(d)
Actual Net Working Capital Amount	Section 1.07(d)
Adjustment Amount	Section 1.07(d)
Agreement	Preamble
Annual Financial Statements	Section 2.06(a)
Bankruptcy and Equity Exception	Section 2.03
Bass Berry	Section 9.16(a)
Benefits Continuation Period	Section 4.15(b)
Claim Date	Section 7.04(a)
Claim Notice	Section 7.04(a)
Closing	Section 1.02
Closing Balance Sheet	Section 1.07(a)
Closing Date	Section 1.02
Closing Payment	Section 1.03
Closing Statement	Section 1.07(a)
Commitment Letters	Section 3.09(a)
Confidentiality Agreement	Section 4.03(c)
Consent	Section 4.05(a)
Continuing Employees	Section 4.15(b)
Copyrights	Section 9.19(a)
COVID-19 Related Action	Section 4.01(a)
Debt Commitment Letter	Section 3.09(a)
Debt Financing	Section 3.09(a)
Debt Financing Source	Section 3.09(a)
Disability Representation	Section 4.15(a)
Dispute Notice	Section 1.07(b)
End Date	Section 6.01(b)(i)
Environmental Permits	Section 2.16(a)
Equity Commitment Letter	Section 3.09(a)
Equity Financing	Section 3.09(a)
Equity Financing Source	Section 3.09(a)
Equity Securities	Section 2.02(b)
ERISA	Section 2.12(a)
ERISA Affiliate	Section 2.12(c)
Estimated Cash Amount	Section 1.04
Estimated Closing Balance Sheet	Section 1.04
Estimated Closing Statement	Section 1.04
Estimated Indebtedness Amount	Section 1.04
FDA	Section 2.19(b)
Fee Letters	Section 3.09(a)

Filing	Section 4.05(a)
Financial Statements	Section 2.06(a)
Financing	Section 3.09(a)
Financing Sources	Section 3.09(a)
FTC	Section 2.19(b)
Guaranty	Recitals
HSR Act	Section 2.05
HSR Clearance	Section 5.01(a)
Inactive Business Employee	Section 4.15(a)
Indemnification Notice	Section 8.07(a)
Indemnified Person	Section 7.02(b)
Indemnifying Party	Section 7.03(a)
Inquiry	Section 4.02(a)
Insurance Claim	Section 4.10(b)
Insured	Section 4.10(b)
Last Reinstatement Date	Section 4.15(a)
Latest Balance Sheet	Section 2.06(a)
Latest Balance Sheet Date	Section 2.06(a)
Legal Restraint	Section 5.01(b)
Material Customers	Section 2.24(a)
Material Suppliers	Section 2.24(b)
Named Insured	Section 4.10(b)
New Commitment Letter(s)	Section 4.12(b)
Nutrition Benefit Plans	Section 2.12(a)
Nutrition Entities	Recitals
Nutrition Entities Collateral	Section 4.17
Nutrition Indemnified Parties	Section 4.08(b)
Nutrition Intellectual Property	Section 2.14(a)
Nutrition Material Contract	Section 2.13(a)
Nutrition Registered Intellectual Property	Section 2.14(c)
Nutrition Software	Section 2.14(e)
Nutrition Stock	Recitals
Nutrition Subsidiaries	Recitals
Nutrition Takeover Proposal	Section 4.02(f)(i)
Nutrition Topco	Recitals
Nutrition Topco Bylaws	Section 2.01(c)
Nutrition Topco Certificate	Section 2.01(c)
Nutrition Topco Organizational Documents	Section 2.01(c)
Objection Notice	Section 7.04(a)
OFAC	Section 2.09(b)
Parent	Preamble
Parent Affiliate	Section 9.18
Parent Certificate	Section 3.01(b)
Parent LP Agreement	Section 3.01(b)
Parties	Preamble
Party	Preamble

Patents	Section 9.19(a)
Permits	Section 2.09(a)
Preferred Equity Commitment Letter	Section 3.09(a)
Preferred Equity Financing	Section 3.09(a)
Preferred Equity Investor	Section 3.09(a)
Preferred Equity Securities	Section 3.09(a)
Protected Communications	Section 9.16(a)
Publicly Available Software	Section 2.14(g)
Purchase Price	Section 1.03
Purchaser	Preamble
Purchaser Bylaws	Section 3.01(b)
Purchaser Certificate	Section 3.01(b)
Purchaser Disclosure Letter	ARTICLE III
Purchaser Expenses	Section 6.03(c)
Purchaser Group	Preamble
Purchaser Indemnified Persons	Section 7.02(a)
Purchaser Released Claims	Section 9.02(b)
Purchaser Released Parties	Section 9.02(a)
Purchaser Releasing Person	Section 9.02(b)
Purchaser Tax Indemnified Parties	Section 8.01
Released Parties	Section 9.02(b)
Releasing Persons	Section 9.02(b)
Representation	Section 9.16(a)
Restricted Period	Section 4.14
Reverse Termination Fee	Section 6.03(b)(i)
Seller	Preamble
Seller Acquisition Agreement	Section 4.02(c)
Seller Disclosure Letter	ARTICLE II
Seller Indemnified Persons	Section 7.02(b)
Seller Released Claims	Section 9.02(a)
Seller Released Parties	Section 9.02(b)
Seller Releasing Person	Section 9.02(a)
Seller Takeover Proposal	Section 4.02(f)(ii)
Seller Tax Indemnified Parties	Section 8.02
Seller Tax Return	Section 8.03
Seller Termination Fee	Section 6.03(a)(i)
Service Providers	Section 2.14(f)
Specified Termination	Section 6.03(b)(i)
Straddle Period	Section 8.10
Superior Seller Proposal	Section 4.02(f)(iii)
Termination Notice	Section 4.02(d)
Third Party	Section 7.04(a)
Third-Party Claim	Section 7.04(b)
Trade Secrets	Section 9.19(a)
Trademarks	Section 9.19(a)
Transition Services Agreement	Section 1.06(a)(i)

USDA	Section 2.19(b)
Willful Breach	Section 6.02

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Parties have duly executed this Agreement, each as of the date first written above.

TIVITY HEALTH, INC.

By:     /s/ Richard M. Ashworth

Name: Richard M. Ashworth

Title: President and Chief Executive Officer

[SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT]

KAINOS NS HOLDINGS LP

By: Kainos GP II LLC, its general partner

By:     /s/ David W. Knickel

Name: David W. Knickel

Title: Vice President

KNS ACQUISITION CORP.

By:     /s/ Andrew Rosen

Name: Andrew Rosen

Title: Chief Executive Officer and President

[SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT]